Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ELLIPSE TECHNOLOGIES, INC.,

NUVASIVE, INC.,

MAGNETO ACQUISITION CORPORATION

AND

FORTIS ADVISORS LLC (SOLELY IN ITS CAPACITY AS THE EQUITYHOLDERS’

REPRESENTATIVE)

DATED AS OF JANUARY 4, 2016

i

Section 9.14	Amendment	81
Section 9.15	Waiver	81
Section 9.16	Further Assurances	81
Section 9.17	Additional Agreement	81
Section 9.18	Other Definitional Provisions	82

Exhibit A	Shareholder Agreement

Exhibit B	Surviving Corporation Certificate of Incorporation

Exhibit C	Surviving Corporation By-laws

Exhibit D	Indemnity Escrow Agreement

Exhibit E	Paying Agent Agreement

Exhibit F	Letter of Transmittal

Exhibit G	Form of Option Cancellation Agreement

Exhibit H	Form of RSU Cancellation Agreement

Exhibit I	Vesting Agreement

Exhibit J	Form of FIRPTA Notice

Exhibit K	Form of FIRPTA Notification Letter

Annex A	Definitions

Annex B	List of Shareholders for Shareholder Agreements

Annex C	Initial Directors and Officers of the Surviving Corporation

Annex D	Working Capital Amount

Annex E	Knowledge Parties

Annex F	Draft Net Revenue Report

Annex G	Company Revenue Recognition Policy

Schedule A	Offer Letters and Bonus Agreements

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 4, 2016 (this “Agreement”), is by and among, Ellipse Technologies, Inc., a Delaware corporation (the “Company”), NuVasive, Inc., a Delaware corporation (“Parent”), Magneto Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Purchaser Parties”) and Fortis Advisors LLC (“Equityholders’ Representative”), a Delaware limited liability company (solely in its capacity as the Equityholders’ Representative pursuant to the terms of this Agreement). Each of the Company, Parent, Merger Sub and the Equityholders’ Representative is sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Terms used herein which are defined in Annex A attached hereto shall have the meaning specified therein.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the respective boards of directors of Parent and Merger Sub have approved and declared advisable this Agreement and the Merger upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, the board of directors of the Company has determined that the Merger is in the best interest of its stockholders and to recommend to its stockholders that they approve and adopt this Agreement and the Merger;

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Equityholders’ Representative shall serve as a representative of the Equityholders; and

WHEREAS, as an inducement to the Purchaser Parties to enter into this Agreement, concurrently with the execution of this Agreement, each of the employees of the Company set forth on Schedule 6.2.13 (the “Key Employees”) is executing an employment offer letter with Parent or one of its affiliates (each, an “Offer Letter”) and Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement (the “PIIA”) contingent upon the consummation of the transactions contemplated hereby.

WHEREAS, as an inducement to the Purchaser Parties to enter into this Agreement, concurrently with the execution of this Agreement, the Company CEO is executing a vesting agreement in the form attached hereto as Exhibit I (the “Vesting Agreement”) to become effective upon the Closing.

WHEREAS, as an inducement to the Purchaser Parties to enter into this Agreement, promptly following the execution of this Agreement, but in any event within one (1) day thereafter, the Company shall deliver the Required Shareholder Approval and a shareholder agreement in the form attached hereto as Exhibit A from those shareholders listed on Annex B (each, a “Shareholder Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article I

The Merger

Section 1.1 The Merger . Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent (referred to herein as the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California (or such other place as agreed by the Company and the Purchaser Parties) not later than the third Business Day following the date on which all of the conditions set forth in Article VI are satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver thereof at the Closing), or such other date as the Company and the Purchaser Parties agree (such specified date, being the “Closing Date”).

Section 1.3 Effective Time. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of the acceptance of such filing, or such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger, being the “Effective Time”).

Section 1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; By-laws. The Company Certificate, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger to read in its entirety as set forth on Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Certificate”), until thereafter changed or amended as provided therein or by applicable law. The Company By-laws, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit C hereto (the “Surviving Corporation Bylaws”) and, as so amended, shall be the by-laws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

Section 1.6 Directors and Officers. The directors set forth on Annex C shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be as set forth on Annex C, each to hold office until their respective successors are duly elected or appointed and qualifies, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Article II

Effect of Merger on the Equity Securities of the Constituent Entities; Exchange of

Certificates

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

Section 2.1.1 Shares of Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and be exchanged for one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and all such shares of common stock of the Surviving Corporation shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately after the Effective Time. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

Section 2.1.2 Shares of Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held as treasury stock or held or owned by the Purchaser Parties immediately prior to the Effective Time, which shares shall be cancelled without any payment being made in respect thereof, or any Dissenting Shares (to the extent provided in Section 2.11)) shall automatically be converted into the right to receive the Common Stock Per Share Amount, plus the Additional Merger Consideration, if any, plus the Net Revenue Earnout Payment, if any. All shares of Common Stock converted into the right to receive the Common Stock Per Share Amount, plus the Additional Merger Consideration, if any, plus the Net Revenue Earnout Payment, if any, pursuant to this Section 2.1.2 shall no longer be outstanding and shall automatically, without any action on the part of the holders thereof, be cancelled and shall cease to exist after the Effective Time.

Section 2.1.3 Shares of Preferred Stock. Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Preferred Stock held as treasury stock or held or owned by the Purchaser Parties immediately prior to the Effective Time, which shares shall be cancelled without any payment being made in respect thereof, or any Dissenting Shares (to the extent provided in Section 2.11)) shall automatically be converted into the right to receive the applicable Preferred Stock Per Share Amount, plus the Additional Merger Consideration, if any, plus the Net Revenue Earnout Payment, if any. All shares of Preferred Stock converted into the right to receive the applicable Preferred Stock Per Share Amount, plus the Additional Merger Consideration, if any, plus the Net Revenue Earnout Payment, if any, pursuant to this Section 2.1.3 shall no longer be outstanding and shall automatically, without any action on the part of the holders thereof, be cancelled and shall cease to exist after the Effective Time.

Section 2.2 Closing Payments; Paying Agent; and Exchange Procedures.

Section 2.2.1 Closing Payments. At or prior to the Effective Time, Parent shall make, or cause to be made, the following payments (collectively, the “Closing Payments”) by direct wire transfer of immediately available funds:

Section 2.2.1.1 on behalf of the Company, the Transaction Expenses in such amounts and to such accounts as set forth on the Transaction Expenses Statement;

Section 2.2.1.2 to the Escrow Agent, an amount equal to the Purchase Price Adjustment Escrow Fund to be held in the Purchase Price Adjustment Escrow Fund, in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

Section 2.2.1.3 to the Escrow Agent, an amount equal to the Indemnity Escrow Fund to be held in the Indemnity Escrow Account, in accordance with the terms of this Agreement and the Indemnity Escrow Agreement;

Section 2.2.1.4 to the Paying Agent, an amount equal to the Closing Equity Payment Amount less any Merger Consideration to be retained by Parent on account of Dissenting Shares pursuant to Section 2.11, less the aggregate Company Option Cash-Out Amount owed to the employee holders of Company Options, less the aggregate Company RSU Cash-Out Amount owed to the employee holders of Company RSUs (the “Exchange Fund”) to be held for the benefit of the holders of shares of Common Stock, Preferred Stock, Company Warrants, Company Notes for payment in accordance with this Article II and the Paying Agent Agreement; and

Section 2.2.1.5 to each of the Credit Facilities Agents and each other holder of a Lien (other than Permitted Liens) on any of the assets or properties of the Company, an amount equal to (i) the applicable Credit Facilities Payoff Amount to such account or accounts as designated by the Credit Facilities Agents and (ii) the applicable payoff amounts set forth in payoff letters in form and substance satisfactory to Parent duly executed by each other holder of Liens (other than Permitted Liens) on any of the assets or properties of the Company; provided, however, that, at the request of the Parent, the Parties shall cooperate to allow the foregoing amounts to be funded in whole or in part, as applicable, by available cash and cash equivalents of the Company at Closing, it being agreed that to the extent the Company does not have sufficient cash-on-hand to pay such amounts, Parent shall fund (or contribute to the Company to enable the Company to fund) such shortfall amount.

Section 2.2.2 Paying Agent. The Paying Agent shall act as agent for the Parties for purposes of, among other things, mailing and receiving Letters of Transmittal, and distributing to the holders of shares of Common Stock, Preferred Stock, Company Warrants and Company Notes, as applicable (a) the Closing Equity Payment Amount, (b) the Additional Merger Consideration, if any and (c) the Net Revenue Earnout Payment, if any.

Section 2.2.3 Exchange Procedures.

Section 2.2.3.1 Exchange Procedures for Common Stock, Preferred Stock, Company Warrants, Company Notes and Non-Employee Owned Company Options and Company RSUs. No later than two (2) Business Days after the Effective Time, the Paying Agent shall mail to each holder of record of Common Stock, Preferred Stock,

Company Warrants and Company Notes as of immediately prior to the Effective Time who was not paid their portion of the Closing Equity Payment at the Closing: (a) a letter of transmittal substantially in the form set out in Exhibit F (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon proper delivery of the Certificate to the Paying Agent and shall contain a release of claims and the agreement and acknowledgment of the holder of such Certificate that such holder approves (i) this Agreement, the Indemnity Escrow Agreement and all of the arrangements relating thereto and (ii) the appointment of the Equityholders’ Representative) (the “Letter of Transmittal”) and (b) instructions for use in effecting the surrender of the Certificate pursuant to such Letter of Transmittal or cancellation of such Company Warrants and Company Notes, as applicable, in exchange for the Common Stock Per Share Amount, Preferred Stock Per Share Amount, Company Warrant Cash-Out Amount or Company Note Cash-Out Amount, as applicable, to which such holder is entitled pursuant to this Agreement. Upon surrender (x) to Parent (or its designee) at the Closing or (y) to the Paying Agent after the Closing of a Certificate for cancellation, together with a Letter of Transmittal, properly completed and duly executed, completed Forms W-8 and/or W-9, if applicable, and such other documents as may be required by the Letter of Transmittal, the holder of such Certificate, Company Warrants, and/or Company Notes, as applicable, shall be entitled to receive from the Paying Agent in exchange therefor (either at the Closing (if such Certificate, Letter of Transmittal, cancelled Company Warrant and/ or Company Note, as applicable, properly completed and duly executed, completed Forms W-8 and/or W-9, if applicable and such other documents were delivered to Parent or its designee prior to the Closing) or promptly following the delivery of such Certificate, Letter of Transmittal, cancelled Company Warrant and/ or Company Note, as applicable, properly completed and duly executed, completed Forms W-8 and/or W-9, if applicable and such other documents as may be required by the Letter of Transmittal, the Common Stock Per Share Amount, Preferred Stock Per Share Amount, Company Warrant Cash-Out Amount or Company Note Cash-Out Amount, as applicable, that such holder has the right to receive in respect of the Common Stock, Preferred Stock, Company Warrant or Company Note formerly represented by such Certificate, Company Warrant and/or Company Note, as applicable and the Certificate, Company Warrant and Company Note so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Common Stock Per Share Amount, Preferred Stock Per Share Amount, Company Warrant Cash-Out Amount or Company Note Cash-Out Amount as applicable, payable upon surrender of any Certificate. In the event of a permitted transfer of ownership of Common Stock, Preferred Stock, Company Warrant or Company Note which is not registered in the transfer records of the Company, the Common Stock Per Share Amount, Preferred Stock Per Share Amount, Company Warrant Cash-Out Amount or Company Note Cash-Out Amount, as applicable, may be paid to a transferee if the Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer or other similar Taxes have been paid. Until surrendered as contemplated by this Section 2.2.3.1, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Per Share Amount, Preferred Stock Per Share Amount, Company Warrant Cash-Out Amount or Company Note Cash-Out Amount, as applicable. In addition, the Paying Agent shall pay non-employee holders of (i) Company Options an amount equal to the aggregate Company Option Cash-Out Amount owed to such non-employee holders of Company Options; and (ii) Company RSUs an amount equal to the aggregate Company RSU Cash-Out Amount owed to such non-employee holders of Company RSUs, subject to the delivery by such holder of a duly executed Option Cancellation Agreement or RSU Cancellation Agreement, as applicable.

Section 2.2.3.3 Payment Procedures for Company Options. At the Closing, Parent shall pay to the Surviving Corporation or a third party designated by Parent to pay employee holders of Company Options an amount equal to the aggregate Company Option Cash-Out Amount owed to such employee holders of Company Options (less the aggregate Option Retention Holdback Amount to be held following the Closing in accordance with the Vesting Agreement) which shall be paid to such employee holders of Company Options by the Surviving Corporation or such third party designated by Parent within ten (10) Business Days following the Closing. Parent shall cause the Surviving Corporation through its payroll or such third party to pay to each employee holder of Company Options such holder’s Company Option Cash-Out Amount, less applicable withholding as set forth in Section 2.12; provided that such payment to any employee holder of Company Options shall be made only if such holder shall have delivered a duly executed Option Cancellation Agreement.

Section 2.2.3.4 Payment Procedures for Company RSUs. At the Closing, Parent shall pay to the Surviving Corporation or a third party designated by Parent to pay employee holders of Company RSUs an amount equal to the aggregate Company RSU Cash-Out Amount (less the aggregate RSU Retention Holdback Amount to be held following the Closing in accordance with the Vesting Agreement) owed to such employee holders of Company RSUs, which shall be paid to such employee holders of Company RSUs by the Surviving Corporation or such third party designated by Parent within ten (10) Business Days following the Closing. Parent shall cause the Surviving Corporation through its payroll or such third party to pay to each employee holder of Company RSUs such holder’s Company RSU Cash-Out Amount, less applicable withholding as set forth in Section 2.12; provided that such payment to any employee holder of Company RSUs shall be made only if such holder shall have delivered a duly executed RSU Cancellation Agreement.

Section 2.3 Closing Balance Sheet and Closing Statement.

Section 2.3.1 No less than five (5) Business Days prior to the Closing, the Company shall prepare and deliver to Parent an estimated unaudited balance sheet of the Company as of immediately prior to the Effective Time (the “Preliminary Estimated Closing Balance Sheet”), which shall be prepared in good faith and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Balance Sheet, together with a statement setting forth in reasonable detail the Company’s calculation of the Closing Equity Payment and setting forth estimates as of immediately prior to the Effective Time of: (i) Cash; (ii) Indebtedness; (iii) the Closing Working Capital and (iv) the amount that the Working Capital Amount exceeds the Closing Working Capital (if any). The Preliminary Estimated Closing Balance Sheet delivered by the Company in accordance with the preceding sentence shall be subject to Parent’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed), and as so approved by Parent, shall be the “Estimated Closing Balance Sheet.” Following delivery of the Preliminary Estimated Closing Balance Sheet, the Company shall provide Parent and its advisors reasonable access to the relevant books and records and employees of the Company in connection with the Parent’s review of the Preliminary Estimated Closing Balance Sheet.

Section 2.3.2 At the Closing, the Company shall deliver to Parent (a) a statement (the “Closing Statement”) setting forth in reasonable detail the Company’s calculation of the Closing Equity Payment based on the applicable amounts set forth in the Estimated Closing Balance Sheet (the Closing Equity Payment based on the applicable amounts set forth in the Estimated Closing Balance Sheet, the “Closing Equity Payment

Amount”) and (b) a schedule (the “Closing Equity Payment Allocation Schedule”) setting forth the allocation of the Closing Equity Payment Amount to be received by the Equityholders both individually and by type of Company equity interest held. The Closing Equity Payment Allocation Schedule shall further set forth:

(i) the calculation of the Common Stock Per Share Amount, each Preferred Stock Per Share Amount, the Additional Merger Consideration (if any), the Company Option Cash-Out Amount, the Company RSU Option Cash-Out Amount, the Company Warrant Cash-Out Amount, the Liquidation Payment (as defined in the Company Notes, the Company Note Cash-Out Amount, the Percentage Share, Cash, Indebtedness, the Closing Working Capital, Transaction Expenses, and Closing Equity Payment;

(ii) the name, address and email address (to the extent available) of each Equityholder (as set forth in the Company’s stock register) and the number, class and series of shares of equity interest held by such Equityholder immediately prior to the Effective Time, including, in the case of outstanding shares, the respective certificate numbers, and with respect to each such certificate representing shares of Company Common Stock or Company Preferred Stock, the aggregate Common Stock Per Share Amount, the Preferred Stock Per Share Amount, any Additional Merger Consideration, if any, payable to such Equityholder, and the Percentage Share of the Purchase Price Adjustment Escrow Fund, Expense Fund, Indemnification Escrow Fund and Net Revenue Earnout Payment, if any, (each expressed as a dollar amount and as a percentage) for each such Equityholder;

(iii) (A) the name, address and email address (to the extent available) of each holder of Company Options (as set forth in the Company’s books and records), (B) the number of Company Options held by such holder immediately prior to the Effective Time, (C) the respective option exercise prices of such Company Options, (D) the amount of the Company Option Cash-Out Amount plus Additional Merger Consideration, if any, less any Retention Holdback Amount, if any, such holder is entitled to receive, (E) any applicable Tax withholding amounts related to the payment of each Company Option Cash-Out Amount and Additional Merger Consideration, if determinable at the time the Closing Equity Payment Allocation Schedule is delivered to Parent; and (F) the Percentage Share of the Purchase Price Adjustment Escrow Fund, Expense Fund, Indemnification Escrow Fund and Net Revenue Earnout Payment, if any, (each expressed as a dollar amount and as a percentage) for each such holder of Company Options;

(iv) (A) the name, address and email address (to the extent available) of each holder of Company RSUs (as set forth in the Company’s books and records), (B) the number of Company RSUs held by such holder immediately prior to the Effective Time, (C) the amount of the Company RSU Cash-Out Amount plus Additional Merger Consideration, if any, less any Retention Holdback Amount, if any, such holder is entitled to receive, (D) any applicable Tax withholding amounts related to the payment of each Company RSU Cash-Out Amount and Additional Merger Consideration, if determinable at the time the Closing Equity Payment Allocation Schedule is delivered to Parent; and (F) the Percentage Share of the Purchase Price Adjustment Escrow Fund, Expense Fund, Indemnification Escrow Fund, Net Revenue Earnout Payment, if any, (each expressed as a dollar amount and as a percentage) for each such holder of Company RSUs;

(v) (A) the name, address and email address (to the extent available) of each holder of Company Warrants (as set forth in the Company’s books and records), (B) the number of Company Warrants held by such holder immediately prior to the Effective Time, (C) the respective warrant exercise prices of such Company Warrants, (D) the amount of the Company Warrant Cash-Out Amount plus Additional Merger Consideration, if any, such holder is entitled to receive, and (E) the Percentage Share of the Purchase Price Adjustment Escrow Fund, Expense Fund, Indemnification Escrow Fund and Net Revenue Earnout Payment, if any, (each expressed as a dollar amount and as a percentage) for each such holder of Company Warrants;

(vi) (A) the name, address and email address (to the extent available) of each holder of Company Notes (as set forth in the Company’s books and records), (B) the amount of the “Liquidation Payment” (as defined in the Company Notes) or the Company Note Cash –Out Amount plus such holders’ share of the Additional Merger Consideration, if any, is entitled to receive, as applicable; and (C) the Percentage Share of the Purchase Price Adjustment Escrow Fund, Expense Fund, Indemnification Escrow Fund and Net Revenue Earnout Payment, if any, (each expressed as a dollar amount and as a percentage) for each such holder of Company Notes, as applicable; and

(vii) the amount of Indebtedness, including a breakdown by person of amounts owed by the Company and wire transfer instructions for each such person.

Section 2.3.3 At the Closing, the Company shall deliver to Parent a statement (the “Transaction Expenses Statement”) setting forth in reasonable detail the amount of the Transaction Expenses, including an itemized list of the Transaction Expenses and corresponding payment instructions.

Section 2.3.4 Each of the statements and schedules contemplated by Section 2.3.2 and Section 2.3.3 shall be certified by the chief executive officer or chief financial officer of the Company.

Section 2.4 Purchase Price Adjustments.

Section 2.4.1 Draft Closing Balance Sheet. Within sixty (60) days following the Closing Date, Parent shall cause the Surviving Corporation to prepare and deliver to the Equityholders’ Representative a balance sheet of the Company as of immediately prior to the Effective Time (the “Draft Closing Balance Sheet”), together with a statement (the “Adjustment Statement”) setting forth in reasonable detail the Surviving Corporation’s calculation of the Closing Equity Payment based on the applicable amounts set forth in the Draft Closing Balance Sheet. The Draft Closing Balance Sheet shall be prepared in good faith and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Balance Sheet.

Section 2.4.2 Review by Equityholders’ Representative. As soon as practicable, but in any event within thirty (30) days of receipt of the Draft Closing Balance Sheet and the Adjustment Statement, the Equityholders’ Representative shall provide to Parent a written report indicating its agreement with, or specific, itemized and quantified objections to, the Draft Closing Balance Sheet and the Adjustment Statement (the “Equityholders’ Representative’s Report”). During such period, Parent shall permit the Equityholders’ Representative reasonable access to the Surviving Corporation’s relevant books and records and personnel to the extent necessary to review the Draft Closing Balance Sheet and the Adjustment Statement. All other items on the Draft Closing Balance Sheet and Adjustment Statement which have not been so cited in the Equityholders’ Representative’s

Report shall be deemed accepted by the Equityholders’ Representative. Failure by the Equityholders’ Representative to object to the Draft Closing Balance Sheet or Adjustment Statement within such period shall be deemed to be the Equityholders’ Representative’s acceptance of the entire Draft Closing Balance Sheet and the Adjustment Statement and such acceptance shall be final and binding on Parent, the Surviving Corporation, the Escrow Agent, the Equityholders’ Representative and the Equityholders.

Section 2.4.3 Agreement on Closing Balance Sheet.

Section 2.4.3.1 Within twenty (20) days of the receipt by Parent of Equityholders’ Representative’s Report, the Equityholders’ Representative and Parent shall endeavour in good faith to resolve any matters in dispute.

Section 2.4.3.2 If Parent and the Equityholders’ Representative are unable to agree for any reason on any remaining matters in dispute within twenty (20) days after Parent’s receipt of Equityholders’ Representative’s Report, then the matters in dispute (collectively, the “Unresolved Items”) will be submitted for resolution to the Independent Accounting Firm, which shall within twenty (20) days of such final submission, or as soon thereafter as practicable, determine, based solely on the written statements and presentations by Parent and the Equityholders’ Representative and not by independent review, and issue a written report to the Equityholders’ Representative and Parent upon the Unresolved Items (in no event (a) enlarging upon any Unresolved Item, (b) adding any new or additional item to those set forth in Equityholders’ Representative’s Report and not accepted, or deemed accepted, by Parent or (c) determining a value for any Unresolved Item outside the range of values submitted for such Unresolved Item by Parent and the Equityholders’ Representative in the Draft Closing Balance Sheet and the Equityholders’ Representative’s Report), and such written decision shall be final and binding upon the Parties. The Equityholders’ Representative and Parent shall cooperate reasonably with each other and each other’s representatives to enable the Independent Accounting Firm to render a written decision as promptly as possible. The fees and expenses of the Independent Accounting Firm shall be borne by the Equityholders and Parent in inverse proportion to their respective success on the merits and the Independent Accounting Firm’s determination of the disputed items and such allocation of fees and expenses shall be calculated by the Independent Accounting Firm and shall be final and binding on the Parties and may be entered and enforced in any court having jurisdiction. At any time prior to the issuance of a determination, Parent and the Equityholders’ Representative may agree to settle any objections raised in Equityholders’ Representative’s Report, which agreement shall be in writing and binding upon each of Parent and the Equityholders’ Representative with respect to the subject matter of any such objection so resolved.

Section 2.4.3.3 The Draft Closing Balance Sheet and the Adjustment Statement, revised to incorporate the resolution of any matters in dispute pursuant to Section 2.4.2, Section 2.4.3.1 and/or Section 2.4.3.2, as applicable, are referred to as the “Closing Balance Sheet” and the “Conclusive Adjustment Statement.” The Closing Balance Sheet and Conclusive Adjustment Statement shall have the legal effect of an arbitral award and shall be final, binding, and conclusive on the Parties.

Section 2.4.3.4 If the Adjustment Amount is a negative number, then Parent shall be entitled to a payment in an amount equal to the Adjustment Amount, as a purchase price adjustment. If Parent shall be entitled to a payment equal to the Adjustment Amount, the Escrow Agent shall make such payment first from the Purchase Price

Adjustment Escrow Account and next from the Indemnity Escrow Account should such amount exceed the balance of any amount remaining in the Purchase Price Adjustment Escrow Account; provided, however, that if any funds remain in the Purchase Price Adjustment Escrow Account following such payment, the Escrow Agent shall release the remainder of the Purchase Price Adjustment Escrow Account to the Paying Agent for distribution to the Equityholders as Additional Merger Consideration in accordance with Section 2.5. Any payments made pursuant to this Section 2.4.3.4 shall be made within five (5) Business Days after the determination of the Closing Balance Sheet and related Conclusive Adjustment Statement and Parent and the Equityholders’ Representative shall jointly execute and deliver a written notice to the Escrow Agent to effectuate any such payments.

Section 2.4.3.5 If the Adjustment Amount is a positive number, then Parent shall, within five (5) Business Days after the determination of the Closing Balance Sheet and related Conclusive Adjustment Statement, make a payment to the Paying Agent on behalf of the Equityholders in an amount equal to the Adjustment Amount, as a purchase price adjustment, by depositing, or causing to be deposited, with the Paying Agent cash in an amount equal to the Adjustment Amount for further distribution as Additional Merger Consideration in accordance with Section 2.5 and if the Adjustment Amount is zero or a positive number, then the Purchase Price Adjustment Escrow Amount shall be released by the Escrow Agent to the Paying Agent for distribution to the Equityholders as Additional Merger Consideration in accordance with Section 2.5. For all payments to be made by the Escrow Agent pursuant to this Section 2.4.3.5, Parent and the Equityholders’ Representative shall jointly execute and deliver a written notice to the Escrow Agent to effectuate any such payments.

Section 2.5 Distribution of Additional Merger Consideration. As shall be further provided in the Paying Agent Agreement, the Paying Agent shall promptly pay (a) to each holder of Common Stock, Preferred Stock, Company Warrants or Company Notes and each non-employee holder of Company Options or Company RSUs, as applicable, that had previously delivered to the Paying Agent a Certificate, Letter of Transmittal, cancelled Company Warrant and/ or Company Note and Option Cancellation Agreement or RSU Cancellation Agreement, as applicable, properly completed and duly executed, completed Forms W-8 and/or W-9, if applicable and such other documents as may be required by the Letter of Transmittal as required by Section 2.2.3, such holder’s share of the Additional Merger Consideration, if any, in accordance with such holder’s Percentage Share for such Common Stock, Preferred Stock, Company Warrants, Company Notes, Company Options or Company RSUs, as applicable and (b) to the Surviving Corporation or a third party designated by Parent to pay employee holders of Company Options and Company RSUs, as applicable, an aggregate amount equal to the sum of the Additional Merger Consideration, if any, payable to such employee holders of Company Options and Company RSUs, as applicable. Within five (5) Business Days following the receipt of any amounts specified in the preceding sentence by the Surviving Corporation or such third party designated by Parent, Parent shall cause the Surviving Corporation through its payroll or such third party to promptly pay to each employee holder of Company Options and Company RSUs, as applicable, an amount equal to such holder’s share of the amounts specified in the preceding sentence, in accordance with such holder’s Percentage Share for such Company Options and Company RSUs, as applicable, less applicable withholding as set forth in Section 2.12.

Section 2.6 Further Rights in Company Securities. All Merger Consideration, paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs and Company Notes with respect to which such payments are made, respectively, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs and Company Notes which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

Section 2.7 Company Warrants; Company Options; Company RSUs; Company Notes.

Section 2.7.1 Company Warrants.

Section 2.7.1.1 At the Effective Time, each Company Warrant that is issued and outstanding immediately on or prior to the Effective Time shall in accordance with the terms thereof terminate and be deemed to have been exercised. Each holder of a Company Warrant who has not exercised or cancelled such Company Warrant prior to the Effective Time shall receive the right to receive the Company Warrant Cash-Out Amount and such holder’s share of the Additional Merger Consideration, if any, and the Net Revenue Earnout Payment, if any, in accordance with such holder’s Percentage Share for Company Warrants, which amount shall be payable in accordance with this Article II.

Section 2.7.1.2 No Company Warrants shall be assumed by the Purchaser Parties in the Merger. Promptly following the execution of this Agreement and prior to the Effective Time, the Company shall take or cause to be taken all actions necessary and advisable to effectuate the foregoing treatment in Section 2.7.1.1, including, without limitation, providing any required notices to holders of Company Warrants required under the terms of Company Warrants. Prior to the Company providing any notice to holders of Company Warrants, the Company shall permit Parent to review and comment on such notice and shall make such revisions to such notice as are reasonably requested by Parent.

Section 2.7.2 Company Options.

Section 2.7.2.1 At the Effective Time, each Company Option that is issued and outstanding immediately on or prior to the Effective Time (whether vested or unvested and whether or not exercisable) shall be cancelled and extinguished and automatically converted into the right to receive the applicable Company Option Cash-Out Amount plus the Additional Merger Consideration, if any, at the Effective Time, to be paid in accordance with Section 2.2.3 and Section 2.5 plus the Net Revenue Earnout Payment, if any, to be paid in accordance with Section 2.8.4. Prior to receiving any payment pursuant to this Section 2.7.2.1, each holder of a Company Option shall execute an Option Cancellation Agreement in the form attached as Exhibit G hereto, which shall contain the agreement and acknowledgment of each holder of Company Options that such holder approves (A) this Agreement, the Indemnity Escrow Agreement and all of the arrangements relating thereto and (B) the appointment of the Equityholders’ Representative in accordance with the terms of this Agreement.

Section 2.7.2.2 No Company Options shall be assumed by the Purchaser Parties in the Merger. Promptly following the execution of this Agreement and prior to the Effective Time, the Company shall take or cause to be taken all actions necessary and advisable to effectuate the foregoing treatment in Section 2.7.2.1, including, without limitation, providing any required notices to holders of Company Options and/or obtaining any necessary consents. Prior to the Company providing any notice to holders of Company Options, the Company shall permit Parent to review and comment on such notice and shall make such revisions to such notice as are reasonably requested by Parent.

Section 2.7.3 Company RSUs.

Section 2.7.3.1 At the Effective Time, each vested Company RSU that is issued and outstanding immediately on or prior to the Effective Time (whether vested or unvested and whether or not exercisable) shall be cancelled and extinguished and automatically converted into the right to receive the applicable Company RSU Cash-Out Amount plus the Additional Merger Consideration, if any, at the Effective Time, to be paid in accordance with Section 2.2.3 and Section 2.5 plus the Net Revenue Earnout Payment, if any, to be paid in accordance with Section 2.8.4. Prior to receiving any payment pursuant to this Section 2.7.3.1, each holder of a vested Company RSU shall execute a RSU Cancellation Agreement in the form attached as Exhibit H hereto, which shall contain the agreement and acknowledgment of each holder of Company RSUs that such holder approves (A) this Agreement, the Indemnity Escrow Agreement and all of the arrangements relating thereto and (B) the appointment of the Equityholders’ Representative in accordance with the terms of this Agreement.

Section 2.7.3.2 No Company RSUs shall be assumed by the Purchaser Parties in the Merger. Promptly following the execution of this Agreement and prior to the Effective Time, the Company shall take or cause to be taken all actions necessary and advisable to effectuate the foregoing treatment in Section 2.7.2.1, including, without limitation, providing any required notices to holders of Company RSUs and/or obtaining any necessary consents. Prior to the Company providing any notice to holders of Company RSUs, the Company shall permit Parent to review and comment on such notice and shall make such revisions to such notice as are reasonably requested by Parent.

Section 2.7.4 Company Notes.

Section 2.7.4.1 Each Company Note that is issued and outstanding immediately prior to the Effective Time shall in accordance with the terms thereof be cancelled and extinguished and automatically converted as of immediately prior to the Effective Time. Each holder of Company Notes shall receive a cash payment equal to the greater of (i) the amount equal to the “Liquidation Payment” (as defined in the Company Notes) in connection with the transactions contemplated by this Agreement in accordance with the terms of the Company Notes and (ii) (x) the Company Note Cash-Out Amount, as applicable, plus (y) such holder’s share of the Additional Merger Consideration, if any, in accordance with such holder’s Percentage Share for such Company Notes, plus (z) the Net Revenue Earnout Payment, if any, which amounts shall be payable in accordance with this Article II.

Section 2.7.4.2 No Company Notes shall be assumed by the Purchaser Parties in the Merger. Promptly following the execution of this Agreement and prior to the Effective Time, the Company shall take or cause to be taken all actions necessary and advisable to effectuate the foregoing treatment in Section 2.7.4.1, including, without limitation, providing any required notices to holders of Company Note required under the terms of the Company Notes. Prior to the Company providing any notice to holders of Company Notes, the Company shall permit Parent to review and comment on such notice and shall make such revisions to such notice as are reasonably requested by Parent.

Section 2.8 Net Revenue Earnout

Section 2.8.1 Achievement of Net Revenue Earnout. Each Equityholder shall be entitled to a payment of his, her or its Percentage Share of the Net Revenue Earnout Amount (“Net Revenue Earnout Payment”) in the event that the Net Revenue Target is achieved or exceeded during the Net Revenue Earnout Period in accordance with this Section 2.8 (the “Net Revenue Earnout”).

Section 2.8.2 Certain Definitions.

(i) “Company Earnout Products” means Company Products licensed, sold, distributed, supported and/or derived from the *** , including line extensions of existing Company Products. For purposes of clarity, no products, technologies or services of Parent or any affiliates of Parent (except for the Surviving Corporation) shall be deemed to be a Company Earnout Product even if bundled or otherwise sold in connection with any Company Products.

(ii) “Net Revenue” shall mean the net revenue amount (expressed in U.S. dollars and calculated in accordance with GAAP) received (1) by the Company from the Company Earnout Products during the period commencing on *** through and including the Closing Date (the “Pre-Closing Net Revenue Earnout Period”), and (2) by the Parent and/or its subsidiaries from the Company Earnout Products during the period commencing on the Closing Date and ending on *** (individually, the “Post-Closing Net Revenue Earnout Period” and collectively with the Pre-Closing Net Revenue Earnout Period, the, “Net Revenue Earnout Period”); provided, however, that Net Revenue shall be less any deductions for:

(A) *** (but only to the extent actually included in the gross amounts so received);

(B) *** (but only to the extent actually included in the gross amounts so invoiced) *** ; and

(C) *** (but in each

*** Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

case, only to the extent actually included in the gross amounts so invoiced).

(iii) “Net Revenue Earnout Amount” means $30,000,000.

(iv) “Net Revenue Target” means $ *** .

Section 2.8.3 Mechanics for Determining Payment of Net Revenue Earnout.

(i) No less than two (2) Business Days prior to the Closing, the Company shall prepare and deliver to Parent an estimated Net Revenue calculation for the Pre-Closing Net Revenue Earnout Period, which shall be prepared in good faith and in accordance with Section 2.8.2, together with a statement setting forth in reasonable detail the Company’s calculation of the Net Revenue, certified by the Chief Executive Officer and Chief Financial Officer of the Company (the “Pre-Closing Net Revenue Certificate”). No later than ninety (90) days after the expiration of the Net Revenue Earnout Period, Parent shall prepare and deliver to the Equityholders’ Representative a statement in the same form as Annex F (the “Draft Net Revenue Report”) that sets forth (A) agreement with or objections to the Net Revenue as set forth in the Pre-Closing Net Revenue Certificate, (B) the Net Revenue for the Post-Closing Net Revenue Earnout Period, (C) the aggregate Net Revenue for the Net Revenue Earnout Period and (D) whether the Net Revenue Target has been achieved and therefore, if the Net Revenue Earnout Payment would be owed pursuant to Section 2.8.1. The Draft Net Revenue Report shall be prepared using information regularly prepared by Parent in the ordinary course of business and in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Company Financial Statements, including the revenue recognition policy described in the Company’s Registration Statement on Form S-1 (File No. 333-207462) and attached hereto as Annex G; provided, that, notwithstanding GAAP and the Company’s revenue recognition policy, the following exceptions from GAAP and/or such revenue recognition policy shall be applied:

(A) whenever conversion from any foreign currency shall be required for the purposes of calculating Net Revenue, the amount of such sales in foreign currencies shall be converted into U.S. dollars using ***

(B) there shall be no reduction to the calculation of Net Revenue based upon ***

(C) exclusion of any amounts from Net Revenue *** ; provided that any such amounts which are *** shall be included in the calculation of Net Revenue for the Net Revenue Earnout Period; and

(D) for sales in (i) *** , Net Revenue will be *** ; and (ii) *** , Net Revenue will be ***

*** Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

***.

(ii) As soon as practicable, but, in any event, within thirty (30) days after the delivery of a Draft Net Revenue Report, the Equityholders’ Representative shall provide to Parent a written report indicating its agreement with, or specific itemized objections to, Parent’s calculation of the Net Revenue (the “Equityholders’ Representative’s Net Revenue Response”). The Equityholders’ Representative agrees to maintain confidentiality of any and all information in accordance with Section 5.4. Failure by the Equityholders’ Representative to object to Parent’s calculation of Net Revenue or, if earlier, the Equityholders’ Representative’s affirmative agreement in writing to Parent’s calculations shall be deemed to be the Equityholders’ Representative’s acceptance of the Draft Net Revenue Report and that Draft Net Revenue Report shall automatically and irrevocably be deemed a Final Net Revenue Report in accordance with this Section 2.8.3 and shall have full weight and accord of a res judicata decision (final judgment without any possible way of recourse or appeal). Any objection to a Draft Net Revenue Report that could have been, but was not, raised as an objection prior to such Draft Net Revenue Report becoming a Final Net Revenue Report is expressly waived. Parent shall make the Net Revenue Payment, if any, pursuant to Section 2.8.1.

(iii) Within thirty (30) days of the receipt by Parent of Equityholders’ Representative’s Net Revenue Response, if any, the Equityholders’ Representative and Parent shall endeavor in good faith to agree on any matters in dispute.

(iv) If Parent and the Equityholders’ Representative are unable to agree on any remaining matters in dispute within the thirty (30) day period set forth in Section 2.8.3(iii), then, notwithstanding Section 9.10 of this Agreement, the matters in dispute will be submitted for resolution to the Independent Accounting Firm, which shall within thirty (30) days of such submission determine and issue a written report to the Equityholders’ Representative and Parent upon such disputed items (in no event enlarging upon any such disputed item and in no event adding any new or additional item to those set forth in Equityholders’ Representative’s Net Revenue Response), and such written report shall automatically and irrevocably be deemed the Final Net Revenue Report and shall have full weight and accord of a res judicata decision (final judgment without any possible way of recourse or appeal). Parent shall provide the Independent Accounting Firm (solely, without any permitted disclosure to the Equityholders’ Representative and/or any other party) with access to all information and materials reasonably requested by the Independent Accounting Firm to evaluate the calculations in the Draft Net Revenue Report. Any objection to a Draft Net Revenue Report that could have been, but was not, raised as an objection prior to such Draft Net Revenue Report becoming a Final Net Revenue Report is expressly waived. All upfront fees and expenses and other fees and expenses incurred prior to the final and binding decision of the Independent Accounting Firm shall be borne equally by Parent and the Equityholders’ Representative, on behalf of the Equityholders. The fees and expenses of the Independent Accounting Firm shall be borne by the Equityholders’ Representative, on behalf of the Equityholders, and Parent and shall be borne and paid equally as incurred; provided, however, that the ultimate responsibility of all such fees and expenses (including all upfront fees and other fees and expenses) shall be in inverse proportion to their respective success on the merits. The Independent Accounting Firm shall calculate the allocation of fees and expenses and such calculation shall be final and binding on the parties and provide reimbursement for any fees and expenses previously paid by the parties in accordance with

*** Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

such calculation (and in the case of Parent seeking reimbursement, shall have the right to offset against the Indemnity Escrow or any payment of the Net Revenue Earnout Payment).

(v) The Draft Net Revenue Report, as adjusted based on the final resolution of each item set forth in the Equityholders’ Representative’s Net Revenue Response, in accordance with this Section 2.8.3(v) if any, is referred to as the “Final Net Revenue Report.” The Final Net Revenue Report shall have the legal effect of an arbitral award and shall be final, binding, and conclusive on the parties hereto and shall automatically and irrevocably be deemed the Final Net Revenue Report in accordance with this Section 2.8.3 and shall have full weight and accord of a res judicata decision (final judgment without any possible way of recourse or appeal). Any objection to a Draft Net Revenue Report that could have been, but was not, raised as an objection prior to such Draft Net Revenue Report becoming a Final Net Revenue Report is expressly waived. Equityholders’ Representative agrees to maintain confidentiality of all information provided in the Draft Net Revenue Report and Final Net Revenue report in accordance with Section 5.4 and the use of information providing therein shall be limited to any dispute arising over the Net Revenue Earnout.

Section 2.8.4 Payment of Net Revenue Earnout Amount. If the Net Revenue Target is achieved, Parent shall deliver, subject to the terms set forth herein, within ten (10) Business Days following the achievement of the Net Revenue Target based upon the issuance of a Final Net Revenue Report cash (a) to the Paying Agent for distribution to the Equityholders, other than the employee holders of Company Options, an amount of the Net Revenue Earnout Amount sufficient to pay each of such Equityholders their Percentage Share of the Net Revenue Earnout Amount, and (b) to the Surviving Corporation or a third party designated by Parent for distribution to the employee holders of Company Options, an amount of the Net Revenue Earnout Amount sufficient to pay each of such Equityholders their Percentage Share of the Net Revenue Earnout Amount. Notwithstanding anything to the contrary in this Agreement, except for any fees or expenses set forth in Section 2.8.3(iv), the maximum amount that can be awarded for any breach of this Agreement by Parent arising from or relating to the Net Revenue Earnout is that amount that would have been paid by Parent had such Net Revenue Target been satisfied and, in no event, shall Parent be required to pay more than the Net Revenue Earnout Amount.

Section 2.8.5 Operation of the Business. Until the expiration of the Net Revenue Earnout Period, Parent and its affiliates shall act in good faith with respect to selling the Company Earnout Products and agrees to use such commercially reasonable efforts that may be necessary to promote and sell the Company Earnout Products in the ordinary course of business. Parent further agrees not to take, or to allow the Surviving Corporation to take, any action in bad faith that would reasonably be expected to undermine the achievement of the Net Revenue Target; provided, however, that the Company and the Equityholders’ Representative, on behalf of the Equityholders, acknowledge, understand and agree that, notwithstanding anything to the contrary herein, after the Closing, Parent shall exercise operational control of the business and operations of the Surviving Corporation in accordance with its own business judgment in its sole and absolute discretion.

Section 2.8.6 Technical Failure. Notwithstanding the foregoing, the parties acknowledge and agree that, upon the occurrence of a Technical Failure with respect to any of the Company Earnout Products, Parent or the Surviving Corporation, as applicable, may, at its sole discretion, withdraw the Company Earnout Products related to the Technical Failure from the market in order to resolve such Technical Failure as soon as practicable using commercially reasonable efforts. The parties also acknowledge and agree that if, after Parent’s or the Surviving Corporation’s determination that a Technical Failure has occurred with respect to any of the Company Earnout Products, the Net Revenue Target is nevertheless achieved, the Equityholders shall be entitled to the Net Revenue Earnout Amount at the time and otherwise on the terms and conditions set forth in this Agreement. Parent shall provide, or shall cause the Surviving Corporation to provide, as applicable, the Equityholders’ Representative with written notice, including reasonable details supporting such determination as Parent determines to provide in its sole discretion, within fifteen (15) days of any determination by Parent or the Surviving Corporation that any Technical Failure has occurred with respect to any of the Company Earnout Products. The Equityholders’ Representative agrees to maintain confidentiality of all such information in accordance with Section 5.4.

Section 2.8.7 Parent Change of Control or Carve-Out Transaction. In the event that Parent desires to consummate a Parent Change of Control or Carve-Out Transaction after the Effective Time before the Net Revenue Earnout Amount has been paid, but remains eligible to be paid, Parent or the Surviving Corporation, as applicable depending upon the structure of the Parent Change of Control or Carve-Out Transaction, shall ensure that either (a) Parent remains liable to the obligations set forth under this Section 2.8 or (b) the person acquiring Parent (or acquiring substantially all of its assets) with respect to a Parent Change of Control or the person acquiring the Company Products with respect to a Carve-Out Transaction (in either case, the “Acquiror”) assumes Parent’s or the Surviving Corporation’s (as applicable depending upon the structure of the Parent Change of Control or Carve-Out Transaction) obligations under this Agreement that are set forth in this Section 2.8 (the “Section 2.8 Obligations”), subject to all the limitations and qualifications contained in Section 2.8, in which case the parties acknowledge and agree that, following any such assumption (unless Parent or the Surviving Corporation, as applicable, is merged with the Acquiror and is the surviving entity of such merger or becomes a subsidiary of the Acquiror), Parent and the Surviving Corporation shall have no further liability or obligation, whether primarily or secondarily, with respect to the obligations set forth under this Section 2.8. For purposes of clarification, (i) no consent of the Equityholders or Equityholders’ Representative shall be required in connection with any Parent Change of Control or Carve-out Transaction and (ii) no Net Revenue Earnout Payment shall be payable solely based upon any Parent Change of Control or Carve-out Transaction unless Parent does not comply with the terms of this Section 2.8.7.

Section 2.8.8 Quarterly Net Revenue Reports. During the Net Revenue Earnout Period, Parent shall deliver to Equityholders’ Representatives within forty-five (45) days after the end of each fiscal quarter, an interim, non-binding draft quarterly Net Revenue report setting forth Parent’s reasonable estimate of the Net Revenue for such immediately prior quarter (the “Non-Binding Quarterly Net Revenue Estimate”). The Non-Binding Quarterly Net Revenue Estimate shall be provided solely for the purpose of providing an estimate of the Net Revenue and shall be non-binding in nature. Each of the parties acknowledge that any payment of the Net Revenue Earnout Amount shall be based on the Final Net Revenue Report provided in accordance with Section 2.8.3. The Equityholders’ Representative agrees to maintain confidentiality of all such information in accordance with Section 5.4.

Section 2.8.9 Assignment of Contingent Consideration Right. The right of each Equityholder to receive any Net Revenue Earnout Payment based on its Percentage

Share shall not be evidenced by any form of certificate or instrument, and does not represent any ownership or equity interest in the Surviving Corporation, Parent or any of their respective affiliates and does not entitle any Equityholder to voting rights or rights to dividend payments. The right of each of the Equityholders to receive any Net Revenue Earnout Payment based on its Percentage Share shall not be assignable or transferable except by (i) will, (ii) the Laws of intestacy, (iii) other operation of Law or (iv) if such Equityholder is a partnership or a limited liability company, pursuant to a Permitted Disposition (as defined below) to one or more partners or members of such Equityholder or to one or more affiliates of such Equityholder; provided, however, that, in each case, written notice of such assignment and transfer shall be promptly delivered to each of Parent and the Equityholders’ Representative by the transferor or assignor (or such transferor’s or assignor’s estate), which notice shall expressly set forth the transferor or assignor and the transferee or assignee, the rights to which such transfer or assignment related and the effective date of such transfer; and, provided, further, that as a condition to such transfer or assignment, the parties to such transfer or assignment shall agree to provide to each of Parent and the Equityholders’ Representative, at their respective request, any additional evidence of the transfer or assignment that Parent or the Equityholders’ Representative, as the case may be, may reasonably request. None of Parent, the Surviving Corporation or the Equityholders’ Representative shall give effect to any purported assignment or transfer made in contravention of this Section 2.8.9. A “Permitted Disposition” means a transfer or assignment to a third party approved in writing in advance by Parent, such approval not to be unreasonably withheld, conditioned or delayed; provided, however, that, notwithstanding anything set forth in this Agreement, Parent shall have no obligation to approve any such transfer or assignment if such transfer or assignment cannot, individually or taken together with any prior transfer or assignment and any potential future transfers or assignments and other facts and circumstances, be accomplished in a transaction that is exempt from registration and qualification under U.S. federal and state securities laws

Section 2.9 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes for twelve (12) months after the date such amounts were deposited into the Exchange Fund shall be delivered to Parent upon demand, and any holders of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat and similar Laws) as general creditors thereof for payment of the applicable Merger Consideration without any interest thereon.

Section 2.10 No Liability. Neither Parent, the Equityholders’ Representative, the Paying Agent nor the Surviving Corporation shall be liable to any holder of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes for any amounts, including any cash from the Exchange Fund, lawfully delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.11 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without interest thereon.

Section 2.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock or Preferred Stock issued and outstanding immediately prior to the Effective Time held by a holder (a “Dissenting Shareholder”) who shall not have voted or executed a written consent to adopt this Agreement and has the right to demand and has properly demanded an appraisal of such shares in accordance with Section 262 of the DGCL or other applicable Law (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be due such Dissenting Shareholder pursuant to Section 262 of the DGCL or other applicable Law unless such Dissenting Shareholder fails to perfect, withdraws or otherwise loses such Dissenting Shareholder’s right to such payment or appraisal under the DGCL or other applicable Law. If, after the Effective Time, such Dissenting Shareholder fails to perfect, withdraws or otherwise loses any such right to appraisal, each such share of such Dissenting Shareholder shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Effective Time into the right to receive the applicable Merger Consideration in accordance with Section 2.1. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of Common Stock or Preferred Stock, as applicable, withdrawals of such demands and any other instruments served pursuant to the DGCL or other applicable Law received by the Company. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing except to the extent required by applicable Law. For the avoidance of doubt, in the event of a distribution of any Additional Merger Consideration or any Net Revenue Earnout Amount, any amount otherwise payable with respect to a Dissenting Share shall instead be paid to Parent.

Section 2.13 Withholding. The Surviving Corporation, Parent, any third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Law relating to Taxes; provided, however, that, except for deductions or withholdings with respect to Company Options and Company RSUs, as applicable, and provided that completed Forms W-8 and/or W-9 have been delivered to the Surviving Corporation, Parent and the Paying Agent, as the case may be, at least five (5) Business Days prior to the due date for making such payment, (a) before making any such deduction or withholding, the Surviving Corporation, Parent or the Paying Agent, as applicable, shall give the Equityholders’ Representative notice of the intention to make such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least a commercially reasonable period of time before such deduction or withholding is required, in order for the Equityholders’ Representative to obtain reduction of or relief from such deduction or withholding); and (b) the Surviving Corporation, Parent or the Paying Agent, as applicable, shall cooperate with the Equityholders’ Representative to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding. The Surviving Corporation, Parent, any third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, or the Paying Agent, as applicable, shall timely remit to the appropriate Governmental Entity any and all amounts so deducted or withheld. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by the Surviving Corporation, Parent, any third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable person in respect of which such deduction and withholding was made.

Section 2.14 Transfer Books. At the Effective Time, the stock, warrant and option transfer books of the Company shall be closed and there shall be no further registration of transfers of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates, Company Warrants, Company Options, Company RSUs or Company Notes immediately prior to the Effective Time shall cease to have any rights with respect to such Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent, Parent or the Surviving Corporation for any reason shall be cancelled and exchanged as provided in this Article II.

Article III

Representations and Warranties of the Company

Except as set forth in the disclosure schedule delivered by the Company (it being agreed that any matter disclosed pursuant to any section of the Company Disclosure Schedule shall be deemed disclosed for purposes of any other section of the Company Disclosure Schedule to the extent the applicability of the disclosure to such other section is reasonably apparent), the Company hereby represents and warrants to the Purchaser Parties as of the date hereof and as of the Closing as follows:

Section 3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed to be conducted. The Company is duly qualified or licensed to do business, and is in good standing in the State of California, and in each other jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures in such other jurisdictions to be so qualified, licensed or in good standing that would not reasonably be expected to have a Company Material Adverse Effect. The Company has no, and has never had any, subsidiaries, nor does the Company directly or indirectly, own any Equity Interest or any right to acquire any Equity Interest in any person.

Section 3.2 Organizational Documents; Corporate Documents.

The Company has made available to Parent true and complete copies of the Fifth Amended and Restated Certificate of Incorporation of the Company (as amended through the date hereof, the “Company Certificate”), and the by-laws of the Company (as amended through the date hereof, the “Company By-laws”) and each other Contract to which the Company is a party or legally bound relating to the voting, management or control of the Company. The Company is not in violation of any provision of the Company Certificate or the Company By-laws. The copy of the minute books and stock records of the Company made available to Parent contain true and complete and accurate (i) records of minutes of all meetings of the directors and shareholders of the Company and all actions by written consent without a meeting of the directors and the shareholders of the Company, and any committees thereof and (ii) records of the issuance, transfer and cancellation (as applicable) of all shares of the Common Stock and Preferred Stock.

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of 195,580,757 shares, of which 110,000,000 are designated common stock, par value $0.001 per share (the “Common Stock”), and 85,580,757 are designated preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the date hereof: (a) 9,610,373 shares of Common Stock are issued and outstanding; (b) 3,308,674 shares of Series C Preferred Stock are subject to issuance upon exercise of outstanding Company Warrants; (c) 11,232,138 shares of Series C Preferred Stock are subject to issuance upon conversion of outstanding Company Notes; (d) 10,052,030 shares of Common Stock are subject to issuance upon exercise of outstanding Company Options granted under the 2005 Stock Plan, and no shares of Common Stock remain available for issuance under the 2005 Stock Plan; (e) 860,553 shares of Common Stock are subject to issuance upon vesting of Company RSUs granted under the 2015 Incentive Award Plan, and 14,889,447 shares of Common Stock remain available for issuance under the 2015 Incentive Award Plan; (f) 9,441,478 shares of Preferred Stock have been designated as Series A-1 Preferred Stock, all of which are issued and outstanding; (g) 3,060,241 shares of Preferred Stock have been designated as Series A-2 Preferred Stock, all of which are issued and outstanding; (h) 12,386,899 shares of Preferred Stock have been designated as Series B Preferred Stock, all of which are issued and outstanding; (i) 69,120 shares of Preferred Stock have been designated as Series B-1 Preferred Stock, all of which are issued and outstanding; and (j) 60,623,019 shares of Preferred Stock have been designated as Series C Preferred Stock, of which 45,745,645 are issued and outstanding. Section 3.3.1 of the Company Disclosure Schedule sets forth the name of each record holder of such shares of Common Stock and Preferred Stock and the number of shares owned of record by each such holder. As of the date hereof, the Liquidation Value of the Preferred Stock is (i) $0.90 with respect to each share of Series A-1 Preferred Stock, (ii) $0.60 with respect to each share of Series A-2 Preferred Stock, (iii) $0.60 with respect to each share of Series B Preferred Stock, (iv) $0.30 with respect to each share of Series B-1 Preferred Stock and (v) $0.86 with respect to each share of Series C Preferred Stock. The conversion price of the Preferred Stock is (i) $0.60 with respect to each share of Series A-1 Preferred Stock, (ii) $0.60 with respect to each share of Series A-2 Preferred Stock, (iii) $0.30 with respect to each share of Series B Preferred Stock, (iv) $0.30 with respect to each share of Series B-1 Preferred Stock and (v) $0.46 with respect to each share of Series C Preferred Stock. The conversion rate for each share of Preferred Stock is one (1). No shares of Common Stock or Preferred Stock are owned by the Company or held in the Company’s treasury. Each outstanding share of capital stock of the Company is, and all shares which may be issued pursuant to the conversion of Preferred Stock or Company Notes, vesting of Company RSUs or the exercise of Company Options or Company Warrants, when issued in accordance with the applicable security, will be, duly authorized and validly issued, fully paid and nonassessable. Each of the outstanding shares of capital stock of the Company, Company Notes, Company Options, Company RSUs and Company Warrants and any other Equity Interests or securities issued by the Company were issued and, if applicable, exercised, in compliance in all material respects with all applicable Laws, including federal securities laws and any applicable state securities or “blue sky” laws. All dividends on Preferred Stock that have been declared have been paid in full. The Liquidation Value of the Preferred Stock, as set forth above, includes all Accruing Dividends (as defined in the Company Certificate) thereon as of the date hereof.

Section 3.3.2 Except as set forth on Section 3.3.2 of the Company Disclosure Schedule, as of the date hereof, (i) no Indebtedness of the Company has general voting rights (or convertible into securities having such rights) (“Voting Debt”) and (ii) except for the Preferred Stock, Company Warrants, Company Options, Company RSUs and Company Notes, there are no options, warrants, calls, pre-emptive rights, subscriptions or other rights, contractual obligations, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock or other Equity Interests of the Company obligating the Company to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt, or other Equity Interests, of the Company, or securities convertible into or exchangeable for capital stock, other Equity Interests of the Company, phantom equity, stock appreciation rights or profits interests or obligating the Company to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other right, contractual obligation, arrangement or commitment. Section 3.3.2 of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of (a) the name of holder of each outstanding Company Warrant, Company Option, Company RSU and Company Note, (b) the number and types of shares of Common Stock or Preferred Stock subject to such Company Warrant, Company Option, Company RSU or which such Company Note may be converted into upon a “Change of Control” (as defined in the Company Notes), (c) the exercise price payable per share of Common Stock or Preferred Stock, as applicable, of such Company Warrant or Company Option and (d) with respect to Company Options whether such Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code.

Section 3.3.3 Except (a) as set forth in Section 3.3.3 of the Company Disclosure Schedule, (b) the Investors’ Rights Agreement, (c) with respect to the Company Options, the 2005 Stock Plan and the related stock option agreements that are on the Company’s standard form of stock option agreement, (d) with respect to the Company RSUs, the 2015 Incentive Award Plan and the related restricted stock unit agreements that are on the Company’s standard form of restricted stock unit agreement, (e) with respect to the Company Warrants, the respective warrant agreements, and (f) the Company Notes, there are no outstanding contractual obligations, arrangements, understandings or commitments of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Common Stock or any capital stock of, or other Equity Interests in, the Company. No Company Options have been issued pursuant to the 2015 Incentive Award Plan. No Company RSUs have been issued pursuant to the 2005 Stock Plan. The stockholders holding at least a majority of the outstanding shares of Common Stock of the Company, on a fully-diluted, as converted basis, have approved the Company Equity Incentive Plans and each amendment thereof related to any increase in shares authorized to be granted under such Plans.

Section 3.4 Authority. The Company has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the obtaining the Required Shareholder Approval, to consummate the transactions contemplated by this Agreement to be consummated by the Company. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to obtaining the Required Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other Parties, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 None of the execution, delivery or performance of this Agreement by the Company, the consummation of the transactions contemplated hereby or compliance by the Company with any of the provisions of this Agreement will, (a) assuming the Required Shareholder Approval has been obtained, conflict with or result in a violation of any provision of the Company Certificate or the Company By-laws, (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or result in a violation of any Law in effect on the date hereof that is applicable to the Company or by which any property or asset of the Company is bound or (c) except as set forth in Section 3.5.1 of the Company Disclosure Schedule (the “Consents”), require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any Company Permit or any Listed Contract or other legally binding obligation to which the Company is a party or by which its assets or properties is bound, except, as to clauses (b) and (c), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to result in liability that is material to the Company.

Section 3.5.2 None of the execution, delivery or of this Agreement by the Company, the consummation of the transactions contemplated hereby or compliance by the Company with any of the provisions of this Agreement will require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, other than (a) as may be required under the HSR Act and the filing and recordation of the Certificate of Merger as required by the DGCL and (b) as set forth on Section 3.5.2 of the Company Disclosure Schedule.

Section 3.6 Permits, Compliance With Law. Except as set forth on Section 3.6 of the Company Disclosure Schedule and except for Environmental Permits, which are the subject solely of Section 3.13, and FDA Permits, which are the subject solely of Section 3.15, the Company is and has been in possession of all material authorizations, licenses, permits, certificates, approvals, clearances, exemptions, easements, variances, franchises, consents, registrations, orders and other grants of rights of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business substantially as it is now being conducted (the “Company Permits”) and has been operating its business pursuant to and in compliance in all material respects in accordance with the terms of all such Company Permits. All such Company Permits are valid and in full force and effect in all material respects.

Section 3.6.1 The Company is not, and has not been, in material default or violation of (a) except for Laws with respect to matters that are the subject of Section 3.9 (Employee Benefit Plans), Section 3.10 (Labor and Other Employment Matters), Section 3.12 (Litigation), Section 3.13 (Environmental), Section 3.14 (Intellectual Property), Section 3.15 (FDA Regulatory Compliance), Section 3.16 (Healthcare Regulatory Compliance), Section 3.17 (Assets and Properties) or Section 3.18 (Tax), which such matters are solely the subject of such respective sections, any Law applicable to the Company or by which any property or asset of the Company is bound or (b) except for Environmental Permits, which are the subject solely of Section 3.13, any Company Permits. There is no notice, charge, claim, action or assertion pending, or to the Knowledge of the Company, threatened against the Company from any Governmental Entity alleging any such default or violation of the foregoing.

Section 3.7 Financial Statements; No Undisclosed Liabilities; Indebtedness.

Section 3.7.1 The Company has made available to Parent (a) the audited financial statements for the Company for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 (and including, as applicable, the notes thereto and the reports of the auditors thereon, the “Audited Financials”), (b) the unaudited consolidated balance sheet of the Company as of September 30, 2015 (the “Interim Balance Sheet”) and (c) the unaudited consolidated statements of income and cash flows of the Company for the nine months ended September 30, 2015 (together with the Interim Balance Sheet, the “Unaudited Financial Statements” and together with the Audited Financials, the “Company Financial Statements”).

Section 3.7.2 Except as set forth on Section 3.7.2-1 of the Company Disclosure Schedule, the Audited Financials and Unaudited Financial Statements have been prepared in accordance with GAAP consistently applied (other than as a result of changes required by GAAP) throughout the periods covered by such Audited Financials and Unaudited Financial Statements, respectively, and (c) present fairly, in all material respects, the financial position of the Company as of such dates and the results of operations and cash flows for the respective periods then ended, as applicable, in conformity with GAAP, except, in the case of the Unaudited Financial Statements, for normal and recurring year-end audit adjustments and the inclusion of footnote disclosures, none of which, individually or in the aggregate, are material.

Section 3.7.3 As of the date hereof, except as set forth on Section 3.7.3 of the Company Disclosure Schedule, the Company does not have any Liabilities which are, individually or in the aggregate, material to the Company, except: (a) liabilities reflected or reserved against in the Audited Financials and Unaudited Financial Statements and (b) trade payables, accrued expenses and future performance obligations under Contracts which have arisen after the date of the Interim Balance Sheet in the Ordinary Course of Business and with respect to (a) and (b) none which results from, arises out of, relates to or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law.

Section 3.7.4 The Company maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurance that (i) transactions are executed with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformance with GAAP and to maintain accountability for assets; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not party to or otherwise involved in any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Securities Act).

Section 3.8 Absence of Certain Changes or Events. Except as disclosed on Section 3.8 of the Company Disclosure Schedule, since January 1, 2015 and the date hereof: (a) the Company has conducted its operations in the Ordinary Course of Business and (b) there has not occurred any Company Material Adverse Effect (nor has there occurred any event, change, effect or circumstance that, individual or in the aggregate, would reasonably be expected to cause a Company Material Adverse Effect). Except as set forth on Section 3.8 of the Company Disclosure Schedule, since January 1, 2015 through the date of this Agreement, the Company has not taken any action, which if taken after the date hereof would have required the consent of Parent under Sections 5.1.1 through Section 5.1.21.

Section 3.9 Employee Benefit Plans.

Section 3.9.1 Section 3.9.1 of the Company Disclosure Schedule sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material Contract, plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing direct or indirect compensation or other benefits to any current or former director, officer, employee or consultant of the Company (or to any dependent or beneficiary thereof), which are maintained, sponsored or contributed to by the Company or any entity that, together with the Company is considered a “single-employer” under Section 4001(b)(i) of ERISA (solely for purposes of this Section 3.9, the term Company refers to that single employer), or under which the Company has any material obligation or liability, including, without limitation, all severance, change in control, retention, incentive, bonus, deferred compensation, cafeteria, medical, disability, stock purchase or equity based compensation plans, policies or programs (each a “Company Benefit Plan”).

Section 3.9.2 With respect to each Company Benefit Plan, the Company has delivered to Parent true and complete copies of (i) all plan documents (including all amendments thereto) and summary plan descriptions, (ii) Forms 5500 in each of the most recent three (3) plan years, including all schedules thereto, (iii) with respect to any Company Benefit Plan that purports to meet the requirements of Section 401(a) of the Code, the most recent determination letter issued by the IRS, (iv) all material notices that were given by any Governmental Entity to the Company any Company Benefit Plan during the past five (5) years, and (v) any trust documents, funding vehicles and any material third-party Contracts with respect to such Company Benefit Plan. No Company Benefit Plan is under audit or investigation by any Governmental Entity and no audit, investigation or proceeding is pending or, to the Knowledge of the Company, threatened.

Section 3.9.3 Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any Liability (other than for routine benefit Liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.

Section 3.9.4 Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan. To the Knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material Liability to the Company, and no suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 3.9.5 No Company Benefit Plan is (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA, (ii) a multiple employer plan (as described in Section 413(c) of Code or Sections 210, 4063, 4064 or 4066 of ERISA) or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). The Company has no Liability under Title IV of ERISA, Section 302 of ERISA, or Sections 412 and 4971 and no condition exists that presents a risk to the Company of incurring or being subject (whether primarily, jointly or secondarily) to a material Liability thereunder. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Liability for Taxes under Section 4980B or Section 4980H of the Code that would be a Liability of the Company following the Closing.

Section 3.9.6 Except as required by Law, no Company Benefit Plan provides any post-employment medical or life insurance benefits, except with respect to a contractual obligation to pay or reimburse any premiums an employee or former employee may pay in order to obtain health coverage under Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively, “COBRA”).

Section 3.10 Labor and Other Employment Matters.

Section 3.10.1 The Company is, and at all times has been, in compliance in all material respects with all applicable Laws and its own policies respecting labor and employment matters, including, but not limited to, fair employment practices, discrimination, harassment, retaliation, overtime exemption classification, independent contractor classification, leave of absence requirements, privacy right, wrongful discharge, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, immigration, payment of social security and similar Taxes, and wages and hours. The Company is not a party to, or bound by, a collective bargaining, works council or similar Contract, is not negotiating any such Contract, has no duty to bargain with any labor union, works council or other employee representative group, and no such group has been certified to represent any employee of the Company, or has applied to, or is purporting to, represent or is attempting to organize so as to represent such employees. The Company has not experienced any work stoppage, slowdown, picketing, lockout, union organizing, election, labor strike, or any other activities made or threatened by or on behalf of any union, works council, employee committee or representative or other labor organization or group of employees against the Company, nor to the Knowledge of the Company is any such action threatened, and, to the Knowledge of the Company, no event has occurred or circumstance exists that could reasonably be expected to give rise to any such action. There is no union, works council, employee committee or representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

Section 3.10.2 Except as set forth in Section 3.10.2 of the Company Disclosure Schedule, there are no (a) severance or employment agreements with directors, officers or employees of or consultants to the Company; (b) severance programs of the Company with or relating to its employees; or (c) plans, programs or other Contracts of the Company with or relating to its directors, officers, employees or consultants which contain change in control provisions. The Company is, and at all times has been, in substantial compliance with all such Contracts and there are no sums greater than $10,000 individually owing to any current or former director, officer, employee or consultant of the Company other than reimbursements of expenses in accordance with the Company’s policies, and wages or fees for the applicable current salary or work period.

Section 3.10.3 Section 3.10.3 of the Company Disclosure Schedule sets forth an accurate and complete list of all employees (including each employee on leave of absence or layoff status) currently performing services for the Company along with the position, date of hire, full-time or part-time status, work location, engagement or seniority, compensation and benefits, scheduled or contemplated increases in compensation and benefits, scheduled or contemplated promotions, accrued but unused sick and vacation leave or paid time off and service credited for purposes of vesting and eligibility to participate under any Company Benefit Plan with respect to such persons as of the date of this Agreement.

Section 3.10.4 Section 3.10.4 of the Company Disclosure Schedule sets forth an accurate and complete list of all consultants, temporary employees and independent contractors currently performing services for the Company, including the initial date of engagement, compensation and location. Except as has not or would not reasonably expected to result in a material Liability to the Company or any Subsidiary, the Company has not engaged any consultants, temporary employees or independent contractors who, according to applicable Law, would be entitled to the rights of an employee vis-à-vis the Company, including any rights to severance pay, vacation and other employee-related benefits, or would impose the obligations of an employee vis-à-vis the Company, including any the obligation to withhold taxes or social security or contribute to employee benefit arrangements. No current or former consultant or independent contractor of the Company could reasonably be deemed to be a misclassified employee.

Section 3.10.5 There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company, relating to the alleged violation by the Company (or any of its respective directors or officers) of any Law pertaining to labor relations or employment matters. The Company, in connection with or relating to its business, has not committed any unfair labor practice, nor has there has been any charge or complaint of unfair labor practice filed or, to the Knowledge of the Company, threatened against the Company in connection with or relating to the Company’s business, before any Governmental Entity. There has been no complaint, claim or charge of discrimination filed or, to the Knowledge of the Company, threatened, against the Company by any employee or former employee of the Company with any Governmental Entity.

Section 3.10.6 The employment of the Company’s employees is terminable by the Company at will, without advance notice and for any reason. The Company has delivered to Purchaser Parties accurate and complete copies of all employee manuals and handbooks and all other material disclosure materials and material policy statements.

Section 3.10.7 The Company has never effectuated a “mass layoff” or “plant closing” (each as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company.

Section 3.11 Certain Contracts.

Section 3.11.1 Section 3.11.1 of the Company Disclosure Schedule, contains a true, correct and complete list of all Contracts (collectively, the “Listed Contracts”) that:

Section 3.11.1.1 relate to the development, testing, manufacturing or commercialization of any Company Product, including clinical trial agreements, supply and contract manufacturing agreements (but excluding Contracts having an aggregate value equal to or below $150,000, purchase orders entered into in the Ordinary Course of Business and confidentiality agreements on the Company’s standard form of third party confidentiality agreement that and do not contain covenants restricting competition, solicitation or other similar restrictions (a copy of which has been provided to Parent) and materials transfer agreements on the Company’s standard form of materials transfer agreement (a copy of which has been provided to Parent);

Section 3.11.1.2 pursuant to which the Company (A) is obligated to pay to any other person royalties or development or similar milestone payments with respect to any Company Product, or (B) is obligated to provide to any other person a percentage interest in the sales or revenues of any Company Product, in each case whether as of the date of this Agreement or as of a future date, including upon the occurrence of any future event;

Section 3.11.1.3 involve a license to (or a requirement to license to) or from a third person, or giving (or a requirement to give) or receiving a covenant not to sue or immunity to or from any third person, as to any Intellectual Property Rights, including any Intellectual Property Rights of the Company;

Section 3.11.1.4 involve the Equityholders or any of the officers, consultants, directors or employees of the Company (other than Company Benefit Plans, offer letters that provide for at-will employment in the Company’s standard form (a copy of which has been provided to Parent) involving annual cash compensation by the Company of less than $250,000 or stock option agreements that are on the Company’s standard form of stock option agreement (a copy of which has been provided to Parent) or RSU agreements that are on the Company’s standard form of RSU agreement (copies of which have been provided to Parent), entered into in the Ordinary Course of Business);

Section 3.11.1.5 require the Company to provide in-kind consideration;

Section 3.11.1.6 are loan agreements, credit agreements, indentures, notes, reimbursement obligations with respect to letters of credit or other documents and instruments relating to or evidencing all Indebtedness of the Company (including any guarantee thereof);

Section 3.11.1.7 involve an obligation by the Company to make an investment in or loan to any person or to sell, pledge, dispose of, transfer, lease, license, guarantee or encumber or otherwise grant any Lien on, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of or other Lien on, any material property or assets of the Company, other than the sale of the Company Products in the Ordinary Course of Business;

Section 3.11.1.8 limit the freedom of the Company or any of its affiliates (including Parent or any of its affiliates from and after the Closing) to engage in any line of business or engage in any type of research, develop, manufacture or distribute any Company Product, compete with any other person in any geographic area or for any period of time and/or any Contract that provides for exclusivity provisions restricting the Company or any of its affiliates from doing business with any other person or “most favored nation” provisions for the benefit of any other person;

Section 3.11.1.9 involve the acquisition, merger or purchase of all or substantially all of the assets or business of a person;

Section 3.11.1.10 provide for payment obligations of the Company (whether contingent or otherwise) in respect of earn-outs, deferred purchase price arrangements or similar arrangements that have arisen in connection with investments in or acquisitions of any person or the assets of any person;

Section 3.11.1.11 are settlement agreements related to product liability claims and settlement agreements of any other nature (other than such other settlement agreements that do not provide for any future payment, benefit or performance obligations on behalf of the Company);

Section 3.11.1.12 provide for the indemnification of or holding harmless any person by the Company, except for Contracts that are both on the Company’s standard form of customer, distributor or sales agent contracts (copies of which have been provided to Parent) and entered into in the Ordinary Course of Business consistent with past practice;

Section 3.11.1.13 involve granting (or the requirement to grant) any third person the right to bring infringement actions or otherwise enforce rights with respect to any Intellectual Property Rights of the Company;

Section 3.11.1.14 involve real property, including each Company Real Property Lease;

Section 3.11.1.15 involve leasing of any items of personal property by or to the Company for an annual amount in excess of $50,000;

Section 3.11.1.16 involve a joint venture, partnership, strategic alliance, limited liability company relationship or other cooperative undertaking;

Section 3.11.1.17 are distributor or sales agent agreements of the Company;

Section 3.11.1.18 any Contract required to be listed on Section 3.19 of the Company Disclosure Schedule;

Section 3.11.1.19 any Contract with a Listed Customer or a Listed Supplier; or

Section 3.11.1.20 obligate the Company to develop any medical device.

True and complete copies of such Listed Contracts have been provided to Parent.

Section 3.11.2 Except as set forth in Section 3.11.2 of the Company Disclosure Schedule, each Listed Contract is legally valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity. The Company has performed in all material respects all obligations required to be performed by it prior to the date hereof under each Listed Contract. To the Knowledge of the Company, each other party to each Listed Contract has performed all obligations required to be performed by it under such Listed Contract prior to the date hereof. The Company has not received notice of any violation or default under, nor has any action or inaction occurred by the Company or, to the Company’s Knowledge by any third party, that would permit termination, amendment, modification or acceleration (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under, or permit termination, amendment, modification or acceleration), any Listed Contract, except for violations or defaults that would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided to Parent a true and correct and complete copy of each Listed Contract, including any and all amendments, annexes and exhibits thereto.

Section 3.12 Litigation. Except as set forth in Section 3.12 of the Company Disclosure Schedule and for matters that are the subject of Section 3.9 (Employee Benefit Plans), Section 3.10 (Labor and Other Employment Matters), Section 3.13 (Environmental), Section 3.14 (Intellectual Property), Section 3.16 (Assets and Properties) or Section 3.18 (Tax), (a) there is, and there has been, no material Action pending or, to the Knowledge of the Company, threatened, against, or naming thereto (i) the Company or any of its properties or assets or (ii) to the Knowledge of the Company, any of the Company’s current or former directors or officers or any other person who may be entitled to indemnification by the Company in connection therewith; and (b) the Company is not subject to any outstanding judgment, order, writ, injunction or decree.

Section 3.13 Environmental Matters.

Section 3.13.1 The Company is and has been in compliance in all material respects with applicable Environmental Laws, holds or has applied for all material Environmental Permits necessary to conduct its current operations and is in compliance in all material respects with its Environmental Permits.

Section 3.13.2 The Company has not received any written notice, demand, letter or claim alleging that the Company is in violation of, or liable in any material respect under, any Environmental Law.

Section 3.13.3 The Company has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial or administrative order relating to compliance with Environmental Law or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of the Company, no Action is pending or threatened in writing with respect thereto.

Section 3.13.4 The Company has furnished or made available to Parent all material environmental audits, environmental assessments, environmental studies, and environmental investigation reports relating to the real properties owned or operated by the Company that are in the possession, custody or control of the Company.

Section 3.13.5 This Section 3.13 contains the exclusive representations and warranties with respect to environmental matters.

Section 3.14 Intellectual Property.

Section 3.14.1 Section 3.14.1 of the Company Disclosure Schedule sets forth a true and complete list of (i) Company Registered IP and lists the title, application number, filing date, registration number, and the jurisdiction in which each such Company Registered IP has been issued or registered or in which any application for such issuance and registration has been filed, and (ii) all in-bound licenses for Intellectual Property Rights, (including Software and exclusive and non-exclusive in-bound licenses) (“Company Licensed IP”). All Company Licensed IP that is exclusively licensed to the Company shall be referred to as “Company Exclusively Licensed IP”. Notwithstanding anything to the contrary herein, Section 3.14.1(ii) of the Company Disclosure Schedule need not include any Shrink-Wrap License. The Company is, and to the Knowledge of the Company, all other parties are, in compliance with the terms of any and all Contracts governing Company Exclusively Licensed IP and such Contracts are valid, binding, enforceable and in full force and effect. The Company Registered IP is subsisting and in good standing and the Company has taken all steps reasonably necessary to prosecute and maintain registrations of all Company Registered IP, including by payment of all filing, registration, examination, renewal, maintenance and other fees and annuities and the timely filing of all necessary renewals, statements and certifications to avoid lapse, expiration or abandonment, and the Company is not aware of any facts, information, or circumstances that would render any of the Company Registered IP invalid or unenforceable. The Company has not misrepresented, or failed to disclose, any facts or information in any application for any Company Registered IP that would constitute fraud, a misrepresentation or other inequitable conduct with respect to such application and the Company has complied with its duties of candor and disclosure. All assignments of Patents in the Company Registered IP to the Company have been properly recorded in the U.S. Patent and Trademark Office. Section 3.14.1(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all actions that must be taken within one hundred and twenty (120) days after the Closing Date to prosecute, perfect, maintain, preserve or renew any of the Company Registered IP. The Company has not assigned, sold or transferred the ownership of any Intellectual Property Rights to any person, except as specifically listed on Section 3.14.1 of the Company Disclosure Schedule with respect to each item of Intellectual Property Rights and each Contract evidencing such transfer. The Company-Owned IP together with the Company Licensed IP (which, for purposes of clarity, includes all Company Exclusively Licensed IP) constitute all of the Intellectual Property Rights and Technology necessary to conduct the business of the Company as it is currently conducted and currently proposed to be conducted (provided the foregoing is not to be interpreted as a representation of non-infringement).

Section 3.14.2 Except as set forth in Section 3.14.2 of the Company Disclosure Schedule (i) all Company Registered IP, and, and to the Knowledge of the Company all Company Exclusively Licensed IP, is valid and enforceable in all material respects; and (ii) no holding, decision, or judgment (except for those office actions issued in the ordinary course of prosecution) has been rendered in any Action before any Governmental Entity denying the validity of, Company’s right to register, or Company’s rights to own or use, any Company-Owned IP or, to the Knowledge of the Company, Company Exclusively Licensed IP. To the Knowledge of the Company, except as set forth in Section 3.14.2 of the Company Disclosure Schedule, no third party is infringing upon or otherwise violating any material Company-Owned IP or Company Exclusively Licensed IP. Except as set forth in Section 3.14.2 of the Company Disclosure Schedule, the Company is the sole and exclusive owner of, and has good, valid and marketable title to, all Company-Owned IP (whether or not patentable) free and clear of any and all Liens (other than Permitted Liens). Except as set forth in Section 3.14.2 of the Company Disclosure Schedule, no other person (a) has any ownership interest in Company Owned IP, including joint ownership interest, (b) has been granted any exclusive rights in Company Owned IP or has been granted a sublicense to any Company Licensed IP, or (c) has the right to file for registration of any Company-Owned IP or assert or cause the assertion of any such Company-Owned IP against others. No third party that has licensed Intellectual Property Rights or Technology to the Company has ownership or license rights to improvements or derivative works made by the Company in such Intellectual Property Rights or Technology.

Section 3.14.3 Except as set forth in Section 3.14.3 of the Company Disclosure Schedule, the conduct of Company’s business in the manner currently conducted, including the making, using, offering for sale, selling, distributing and/or importing of any Company Product does not infringe upon, misappropriate, dilute or otherwise violate any Intellectual Property Right owned or controlled by a third party. The Company has not received orally or in writing from any person any notice, charge, claim or other assertion that the Company is infringing, misappropriating, diluting, using without authorization or otherwise violating any Intellectual Property Rights of any person.

Section 3.14.4 The Company is the owner of, or has valid, enforceable and continuing rights pursuant to Company Licensed IP to use, practice and exploit the Company IP Rights. The Company is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner (a) the use, transfer or licensing by the Company of the Company IP Rights, or (b) the use, manufacture, transfer, sale, importation or licensing of any Company Products. On the Closing Date, the Surviving Company shall have the right and license to use the Company Licensed IP in the same manner and subject to the same limitations and scope as the Company had immediately prior to the Closing. Section 3.14.4 of the Company Disclosure Schedule lists all ongoing or running royalty obligations payable by any person to the Company and for each identifies the recipient, amount, frequency and, if applicable, the Company Product and the Company-Owned IP or Company Licensed IP to which the royalty obligation relates. Except as set forth in Section 3.14.4 of the Company Disclosure Schedule, Company has no ongoing, recurring or running obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any person by reason of ownership, use, exploitation, practice, sale or disposition of any Intellectual Property Rights or Technology or making, using, selling, offering for sale, distributing, licensing or importing any Company Product. Neither this Agreement nor the consummation of the transactions contemplated by this Agreement, will directly or indirectly result in (a) the Company, including as Surviving Company, being restricted from transferring, assigning, enforcing, licensing, or using or otherwise exploiting any Company IP Rights; (b) the Company providing, granting or otherwise conveying, or being required to provide, grant or otherwise convey, to any person any right or immunities with respect to any Company IP Rights; (c) the Company or the Parent to be bound by, or subject to, any non-compete, non-solicit or other restriction on the operation or scope of their respective businesses, (d) the Company being obligated to pay any royalties or other amounts, or provide any discounts, to any person other than those, or in excess of those, payable or required in the absence of this Agreement or the consummation of the transactions contemplated hereunder; or (e) the Company losing any rights in or to any Company IP Rights.

Section 3.14.5 The Company has not received oral or written notice of, nor to the Knowledge of the Company is there any basis for, any threatened claim, suit, or proceeding (a) asserting invalidity or unenforceability of any Company Owned IP or Company Exclusively Licensed IP; (b) challenging the rights in or the ownership or use of any Company Licensed IP or Company Owned IP, or (c) asserting any inventorship challenge, opposition, cancellation, inter partes reviews, derivative proceeding, re-examination (including supplemental re-examination), post-grant review, interference, invalidity, unenforceability, or other action or proceeding before any Governmental Entity relating to any Company Registered IP or Company Exclusively Licensed IP.

Section 3.14.6 There is not now and has not been at any time in the past a pending (or to the Knowledge of the Company a threatened) claim, suit or proceeding by any person, including any current employee or former employee, officer, consultant or independent contractor of the Company or any other person, contesting ownership or other rights (or seeking to restrict the exercise thereof) in any Company-Owned IP or Company Exclusively Licensed IP, and to the Knowledge of the Company there is no basis for any such claim, suit or proceeding. To the Knowledge of the Company, no current or former employee, officer, consultant or independent contractor of the Company or any other person has any right, title or interest in, to or under any Company IP Rights that has not been either (a) irrevocably assigned or transferred to the Company or (b) licensed to the Company via a written agreement that has been delivered to the Parent.

Section 3.14.7 Neither the Company nor, to the Company’s Knowledge with respect to Company Exclusively Licensed IP, the owner of Company Exclusively Licensed IP has asserted rights in any of the Company Owned IP or Company Exclusively Licensed IP against any third person in a formal Action or in any cease and desist letter or other notice, including in the nature of offering a license or covenant not to sue.

Section 3.14.8 The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential information included in the Company-Owned IP and Company Exclusively Licensed IP. The Company has taken legally adequate measures to protect the confidentiality of all Trade Secrets owned by the Company that are material to its business as currently conducted. The Company has not disclosed any Trade Secrets in which Company has (or purports to have) any right, title or interest (or any tangible embodiment thereof) to any person without having such person execute a written agreement regarding the non-disclosure and non-use thereof. All use, disclosure or appropriation of any Trade Secret not owned by Company has been pursuant to the terms of a written agreement between Company and the owner of such Trade Secret, or is otherwise lawful. No source code for any Software included in the Company-Owned IP has been (i) placed into escrow by or on behalf of any of the Company, or (ii) delivered or made available to any person, other than the employees and contractors of the Company and then solely for the purpose of providing services to the Company.

Section 3.14.9 No (i) government funding, including grants, incentives, exemptions or subsidies, or (ii) facilities, resources or personnel of a university, college, other educational institution or research center was used in the development of any Company-Owned IP or, to the Knowledge of the Company, Company Exclusively Licensed IP. Except under the express terms of standard customer Contracts entered into in the Ordinary Course of Business, no Governmental Entity has acquired licenses or other rights (including the right to claim ownership of) with respect to any Company-Owned IP or, to the Knowledge of the Company, Company Exclusively Licensed IP. The Company is not now, and has never been, and no previous owner of any Company-Owned IP was during the duration of their respective ownership, and has never been a participant in, member of, or contributor to in any standards-setting organization, patent pool, industry standards body, forum or similar organization that would (i) affect the proprietary nature of any Company-Owned IP, (ii) requires the Company to grant or agree to grant licenses under any Company-Owned IP to a person, including any obligation to grant such licenses on fair, reasonable and non-discriminatory (FRAND) term, or (iii) restrict the ability of the Company to enforce, license or exclude others from using any Company-Owned IP.

Section 3.14.10 Section 3.14.10 of the Company Disclosure Schedule sets forth a true and complete list of all Software (including to its Knowledge any Open Source Materials) constituting or contained in any Company Products with the understanding that some of the third party Software may include Shrink-Wrap Licenses which is not listed on Section 3.14.10 (“Company Software Products”). The Company represents and warrants that, except for any Shrink-Wrap Licenses and Open Source Materials contained, in whole or in part, within any Company Software Products: (a) Company owns all right, title and interest to any and all Copyrights and Software contained, in whole or in part, in Company Software Products; and (b) any and all Software contained, in whole or in part, in Company Software Products that was commissioned or otherwise procured from a third-party was commissioned as a “work for hire” under a written agreement with any such third-party, wherein each such third-party agreed to and did assign all right, title and interest in any and all Copyrights and any and all Software contained, in whole or in part, in said Company Software Products. To the Knowledge of the Company, all Software in the Company Software Products is free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines designed to permit unauthorized access or to disable or erase software, hardware or data (collectively, “Viruses”), and, to the Knowledge of the Company, all other Software in the Company Software Products is free from any Viruses.

Section 3.14.11 Except as set forth in Schedule 3.14.11, no Open Source Material has been distributed with, in whole or in part, or incorporated in any Company Software Product. The Company has not used Open Source Materials in such a way that would subject the Company Software Products or Software included in Company-Owned IP Rights (collectively, “Co Software”) to any license that requires or purports to require the Company to grant any license, grant any rights, grant any immunities or impose any obligations that such Co Software (other than the unmodified Open Source Material contained therein), be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works or (3) be redistributable at no charge. None of the inventions claimed in any of the Patents included in the Company-Owned IP are fully practiced by any of the Open Source Materials described in Schedule 3.14.11 and none of the inventions claimed in any of the Patents included in the Company-Owned IP are practiced by or infringed by any other Software or material that is Open Source Material.

Section 3.14.12 Except as set forth in Section 3.14.12 of the Company Disclosure Schedule, the Company has not obtained any non-infringement, freedom to operate, clearances or invalidity opinions from counsel (inside or outside counsel) regarding the business of the Company as currently conducted or currently proposed to be conducted, other than such opinions that have been furnished to Parent.

Section 3.14.13 The Company has not used and does not require the use of any Intellectual Property Rights of employees or contractors created outside of their employment or engagement by the Company, or excluded in any way from works, innovations or inventions licensed or assigned to the Company pursuant to the Company’s Contracts with any such employees or contractors, for the conduct of the business of the Company as currently conducted or currently proposed to be conducted.

Section 3.14.14 The Company and MiCardia Corporation (“MiCardia”) are each parties to that certain Amended and Restated License Agreement, dated January 9, 2009, as amended again dated June 9, 2011 (the “MiCardia Agreement”). Except as described in Schedule 3.14.14 to the Company Disclosure Schedule: (a) there have not been any further amendments, waivers, clarifications, revisions, or changes to the MiCardia Agreement; (b) the Company and MiCardia are each in full compliance with their obligations under the MiCardia Agreement; (c) there have not been any claims or issues by either party that there is any ambiguity or dispute as to the interpretation, meaning, and application of any provision in the MiCardia Agreement, including without limitation the definitions for “Ellipse Field of Use,” “MiCardia Field of Use,” “Magnetic Technology,” “Shape Memory Technology,” or “Improvement;” (d) both the Company and MiCardia are handling the patent prosecution and enforcement matters as specified in the MiCardia Agreement, without any disputes, issues or problems; (e) the Company is not aware of any third party actions that may constitute an infringement against the intellectual property rights covered by the MiCardia Agreement; (f) to the Knowledge of the Company, none of the Company Registered IP has an application in the cardiovascular field of use; and (g) the Company is not aware of any use by MiCardia or any sublicensee of the Intellectual Property Rights covered by the MiCardia Agreement that might be contrary to the Company’s rights under the MiCardia Agreement.

Section 3.15 FDA Regulatory Compliance.

Section 3.15.1 The Company possesses all FDA 510(k) clearances and FDA premarket approvals and similar clearances and approvals of any other Governmental Entity required to market the Company Products and all other material Registrations from any other non-FDA Governmental Entity required to conduct its business as currently conducted, and Section 3.15.1 of the Company Disclosure Schedule sets forth a true and complete list of such FDA 510(k) clearances, FDA premarket approvals, similar clearances and approvals of any other Governmental Entity and Registrations. Each such Registration is valid and in full force and effect. Without limiting the foregoing, as to each Company Product that requires approval of an investigational device exemption under FDA Laws prior to clinical investigations and as to each Company Product that requires clearance or approval from the FDA prior to commercial marketing, including clearance or approval of modified versions of previously cleared or approved Company Products, the Company holds all required Registrations to conduct such clinical investigations and commercially market such Company Products, respectively. The Company has not received written notice from the FDA or any comparable Governmental Entity proposing to limit, suspend, revoke or make an adverse change to the marketing classification or labeling of a Company Product. The Company has fulfilled and performed (and continues to fulfill and perform) its obligations under each FDA 510(k) clearance, FDA premarket approval and similar clearances and approvals of any other Governmental Entity required to market the Company Products and all other material Registrations, and to the Knowledge of the Company, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such FDA 510(k) clearances, FDA premarket approvals, similar clearances and approvals of any other Governmental Entity or Registrations.

Section 3.15.2 All products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of the Company that are subject to the jurisdiction of the FDA or comparable Governmental Entity are being developed, tested, investigated, manufactured, distributed, marketed and sold in compliance with FDA Laws, any other applicable requirement of Law, including, as applicable, the applicable Laws of the Federal Trade Commission and the Laws governing preclinical testing, human factors/usability testing, clinical research, pre-market notification or approval, good manufacturing practices, labeling, advertising, record-keeping, adverse event/medical device reporting and reporting of corrections and removals.

Section 3.15.3 Except as set forth on Section 3.15.3 of the Company Disclosure Schedule, for the past five (5) years, the Company has not received any Form FDA-483, FDA warning letters or “untitled letters,” Notice of FDA Action for import detentions or refusals from the FDA alleging or asserting noncompliance with any FDA Laws or Registrations, or any other communication alleging actual or potential violations of FDA Law or similar Laws of any other Governmental Entity. The Company has made all material notifications, submissions and reports to the FDA and comparable Governmental Entities required by the FDA Laws and other similar laws of any other Governmental Entity, and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Governmental Entity (or were corrected or supplemented by a subsequent notification, submission or report). The Company has not received notice of any pending, or to the Knowledge of the Company, threatened, investigation by the FDA or any other Governmental Entity alleging that any operation or activity of the Company is in violation of applicable Law.

Section 3.15.4 Except as set forth on Section 3.15.4 of the Company Disclosure Schedule, for the past five (5) years, no product has been seized, withdrawn, recalled, corrected in the field, detained or subject to a suspension of manufacturing by any Governmental Entity (or voluntarily by the Company in order to address violative product or protect the public health), and, to the Knowledge of the Company, there are no facts or circumstances reasonably likely to cause (a) such seizure, withdrawal, recall, correction, detention or suspension of manufacturing; (b) a material change in the labeling of any product; or (c) a termination or suspension of marketing of any product.

Section 3.15.5 Neither the Company nor any of its employees and to the Knowledge of the Company, any of its contractors, has been, or to the Knowledge of the Company, is in anticipation of being: (a) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a(m)), as amended from time to time; (b) disqualified from participating in clinical trials pursuant to 21 C.F.R. § 812.119, as amended from time to time; or (c) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K, as amended from time to time.

Section 3.15.6 The Company has not made any untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity; failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority; or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for the FDA or any other Governmental Entity to invoke any similar policy.

Section 3.16 Healthcare Regulatory Compliance.

Section 3.16.1 The Company is not a party to, or bound by, a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services, or any other monitoring agreements, special reporting obligations, consent decrees, settlement agreements, or similar agreements imposed by any Governmental Entity concerning compliance with Health Care Laws and has not been required to pay any fines or penalties relating to or arising from any alleged or actual violation of any Health Care Law.

Section 3.16.2 The Company is in compliance in all material respects with all health care laws applicable to the Company, including, but not limited to, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the prohibition against false statements or representations (42 U.S.C. § 1320a-7b(a)), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a), the health care fraud statute (18 U.S.C. § 1347) the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and the regulations promulgated pursuant to such Laws and any Laws of a Governmental Entity addressing any of the foregoing types of matters (collectively, the “Health Care Laws”).

Section 3.16.3 Section 3.16.3 of the Company Disclosure Schedule sets forth a complete and accurate list and description of financial (whether investment, financing, compensatory or otherwise) or other contractual relationships the Company or any of its Affiliates currently have with any physician or other health care provider or professional or any agent, Affiliate or immediate family member of any such person or entity, and the Company has provided the Purchaser Parties with complete and accurate copies of all Contracts documenting or relating to such arrangements (or in the case of an oral Contract, the Company has provided the Purchase Parties with a written description of all material terms of each such Contract).

Section 3.16.4 The Company has not received any notification of any pending or, to the Knowledge of the Company, threatened, Action from any Governmental Entity, including, without limitation, the Centers for Medicare & Medicaid Services, the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice or any state attorney or agency alleging potential or actual non-compliance by, or liability of, the Company under any Health Care Laws.

Section 3.16.5 Neither the Company nor, to the Knowledge of the Company, any of its employees, officers, director or contractors currently providing services, is or has been, or is the subject of any inquiry that could reasonably be expected to result in the Company or such person being: (i) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as defined in 42 U.S.C. 1320a-7b(f), as amended from time to time; (ii) charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (iii) had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; or (iv) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs. To the Knowledge of the Company, none of its employees, officers or directors is: (i) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as defined in 42 U.S.C. 1320a-7b(f), as amended from time to time, or any other governmental payment, procurement or non-procurement program or (ii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

Section 3.16.6 To the Knowledge of the Company, no person or entity has filed or threatened to file against the Company an Action relating to the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

Section 3.17 Assets and Properties.

Section 3.17.1 Section 3.17.1 of the Company Disclosure Schedule sets forth a complete list of the real property leased, subleased, licensed, used or otherwise occupied by the Company (each individually referred to herein as a “Company Real Property” and collectively referred to herein as the “Company Real Properties”) and each agreement (whether written or oral) pursuant to which the Company leases, subleases, licenses, uses or otherwise occupies such Company Real Property (each, a “Company Real Property Lease”), including all modifications, amendments and supplements thereto. Except as set forth on Section 3.17.1 of the Company Disclosure Schedule, no person (other than the Company) possesses, uses or occupies any portion of the Company Real Property. The Company has a valid leasehold interest in or right to use, as applicable, and enjoys peaceful possession of, all of the Company Real Properties (including all rights, privileges and appurtenances pertaining or relating thereto) free and clear of any and all Liens, except for Permitted Liens.

Section 3.17.2 Each Company Real Property Lease is in full force and effect, is valid and binding on the parties thereto, and is enforceable in accordance with its terms. There is no existing material default by the Company, or to the Knowledge of the Company, any other party under any Company Real Property Lease, and no event has occurred that (with the giving of notice, lapse of time or both) would constitute a material default or material breach under any Company Real Property Lease or permit the termination, modification or acceleration of rent under any Company Real Property Lease. The Company has not received any notice of and there is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar actions with respect to any Company Real Property.

Section 3.17.3 The Company owns, has a valid leasehold interest in, or right to use, as applicable, all material personal property used in its business, free and clear of any and all Liens, except for Permitted Liens. Such personal property and the structural elements of the leased property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which, individually or in the aggregate, would not reasonably be expected to be material to the Company.

Section 3.17.4 The Company does not now own, and has never owned, any direct or indirect interest in any real property.

Section 3.17.5 The Company is not a party to any agreement or option to lease or to purchase any real property or interest therein.

Section 3.18 Taxes. Except as set forth on Section 3.18 of the Company Disclosure Schedule:

Section 3.18.1 The Company has timely filed with the appropriate Tax authority or other Governmental Entity all income Tax Returns and all material non-income Tax Returns required to be filed by it, taking into account any valid extensions of time within which to file such Tax Returns. All such Tax Returns are true, complete and correct in all material respects. All income Taxes and all material non-income Taxes, whether or not shown as due on such filed Tax Returns, have been timely paid, except for such Taxes, if any, that are being contested in good faith and are properly reserved for on the Company’s financial statements in accordance with GAAP. With respect to Taxes not yet due or owing as of the date hereof, the Company has made adequate accruals, provisions and reserves for such Taxes on the Company’s financial statements in accordance with GAAP. The Interim Balance Sheet reflects all liability for unpaid Taxes of the Company for periods (or portions thereof) through the date of the Interim Balance Sheet, and since the date of the Interim Balance Sheet, the Company has not incurred any Taxes, other than in the Ordinary Course of Business.

Section 3.18.2 The Company has delivered or made available to Parent (a) true and complete copies of all income Tax Returns and all material non-income Tax Returns filed by or on behalf of the Company within the last three (3) calendar years and (b) all examination reports and statements of deficiencies in respect of Taxes assessed against or agreed to by or on behalf of the Company.

Section 3.18.3 The Company has withheld, reported and paid to the appropriate Tax authority or other Governmental Entity all Taxes required to have been withheld, reported or paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party. The Company is and has been in compliance with all applicable Laws relating to the payment and withholding of Taxes in all material respects.

Section 3.18.4(a) No deficiencies, assessments or adjustments for Taxes of the Company have been claimed, proposed or assessed in writing by any Tax authority or other Governmental Entity that have not been finally settled or paid; (b) there are no current, ongoing or pending, or to the Knowledge of the Company, threatened or contemplated audits, Actions or claims for or relating to any liability in respect of Taxes of the Company; (c) the Company has not waived any statute of limitations with respect to Taxes; and (d) no extension of time with respect to any Tax assessment, collection or deficiency for any open Tax period, or power of attorney with respect to Taxes granted by the Company for any open Tax period, is currently in effect, proposed, requested, or agreed. No claim has ever been made in writing or, to the Knowledge of the Company, other than in writing by a Tax authority or other Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

Section 3.18.5 There are no Tax Liens upon any property or assets of the Company except for Taxes not yet due and payable.

Section 3.18.6 The Company is not a party to or bound by, or has any obligation under, any Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). The Company has never been (or been required to be) a member of any consolidated, combined, unitary or aggregate group, and the Company has no liability for the Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes).

Section 3.18.7 The Company has never constituted either a “distributing corporation” or “controlled corporation” in a distribution of stock qualifying or purported to qualify for Tax-free treatment (in whole or in part) under Section 355 of the Code.

Section 3.18.8 The Company has not requested or received any ruling in respect of Taxes from any Governmental Entity, or signed any agreement with any Governmental Entity with respect thereto.

Section 3.18.9 The Company is not, and has never been, a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

Section 3.18.10 The Company is not, and has never been, a “United States real property holding corporation,” as such term is defined in Section 897(c) of the Code.

Section 3.18.11 The Company does not have any permanent establishment, branch, office or other fixed place of business within the meaning of the Code or any Tax treaty in any country or territory outside the United States, as a result of the presence of distributors, consignment of inventory or any other activity outside the United States or otherwise.

Section 3.18.12 The Company is not, and has never been, a party to any joint venture, partnership, other arrangement or contract that could be treated as a partnership for Tax purposes.

Section 3.18.13 Except as set forth in Section 3.18.13 of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or due to accelerated vesting of property or increase in the amount of value of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of the Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The Company is not required to “gross up” or otherwise compensate any individual because of the imposition of any Tax on any payment to such individual.

Section 3.18.14 Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance under published guidance under Section 409A of the Code and each such plan has been in documentary compliance with published guidance under Section 409A of the Code. All nonstatutory stock options granted by the Company were granted using an exercise price of not less than the fair market value of the underlying shares on the date of grant in accordance with applicable guidance under Section 409A of the Code or are otherwise exempt from the application of Section 409A of the Code.

Section 3.18.15 The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, or (v) election made under Section 108(i) of the Code.

Section 3.18.16 The Company has not been, and will not be, required to include any adjustment in taxable income for any taxable period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any corresponding or similar provision of state, local or foreign Tax Law as a result of transactions, events or accounting methods employed prior to the Closing Date.

Section 3.18.17 Nothing in this Section 3.18 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (a) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax asset generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date or (b) any Tax positions that Parent or any of its affiliates (including the Company) may take in or in respect of a taxable period (or portion thereof) beginning after the Closing Date.

Section 3.19 Certain Business Relationships With Affiliates. Section 3.19 of the Company Disclosure Schedule contains a true and complete listing of any current shareholder, equity holder, current or former director or officer of the Company or any immediate family member of any current or former director or officer (each, a “Related Party”) who is, directly or indirectly, a party to any transaction (other than in respect to amounts due as salaries and bonuses under employment agreements or employee benefit plans provided to Parent and amounts payable in reimbursement of ordinary course employment-related expenses in accordance with the Company’s policies) with the Company. Except as set forth in Section 3.19 of the Company Disclosure Schedule, no Related Party owns any material asset, property or right, tangible or intangible, that is used by the Company.

Section 3.20 Insurance.

Section 3.20.1 The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company, and Section 3.20.1 of the Company Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained by the Company.

Section 3.20.2 With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, except for such breaches and defaults that have not constituted, and would not reasonably be expected to constitute a Company Material Adverse Effect, and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.20.3 At no time has the Company (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) received notice or other communication from any of its insurance carriers regarding any actual or possible cancellation or invalidation of any insurance policy or (ii) received notice from any of its insurance carriers that any insurance premiums currently in effect with respect to its existing insurance policies will be subject to increase in an amount materially disproportionate to the amount of the increases in the amount of coverage with respect thereto or that any current insurance coverage will not be available in the future, other than as a result of the transactions contemplated by this Agreement, substantially on the same terms as are now in effect. There is no pending material claim by the Company under any insurance policy. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company is accurate and complete in all material respects. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Action pending or threatened against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed the Company of its intent to do so

Section 3.21 Company Board Approval. The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement in all respects; (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement; and (iv) directed that the approval of the adoption of this Agreement be submitted for the consideration of the shareholders of the Company. None of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.22 Vote Required. The affirmative vote (at a meeting or by written consent) of (a) the holders of a majority of the total number of shares of Common Stock into which the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock are convertible at such date of approval or consent, voting as one class and (b) holders of not less than a majority in voting power of the issued and outstanding shares of Common Stock and Preferred Stock, voting as a single class on an as-converted to Common Stock basis, is necessary to adopt this Agreement (the “Required Shareholder Approval”). The Required Shareholder Approval is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company necessary to adopt this Agreement, and to consummate the transactions contemplated hereby under the DGCL or other applicable Law.

Section 3.23 Brokers. No broker, finder, investment banker or other intermediary (other than Piper Jaffray & Co.) (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from the Company or any affiliate in connection with the transaction contemplated by this Agreement.

Section 3.24 Confidential Information and Invention Assignment Agreements. Each current employee, independent contractor and consultant of the Company, and each former employee, independent contractor and consultant of the Company that has been employed or engaged by the Company in the last three (3) years or that was at any time involved in the creation, invention or development of the Intellectual Property Rights for or on behalf of the Company, has executed an agreement with the Company regarding confidentiality and proprietary information that does not deviate in any material respect from the form for employees and the form for contractors made available to Parent (“Form Assignment Agreements”). To the Company’s Knowledge, each such employee and contractor is in compliance with the applicable Form Assignment Agreement.

Section 3.25 Product Liability. Except as set forth in Section 3.25 of the Company Disclosure Schedule, the Company has not and, to the Knowledge of the Company, its distributors, resellers, agents and other intermediaries have not, received any claims or threats of claims alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which have been asserted to be related in any way to any product manufactured, licensed, sold, distributed, delivered, or packaged (or any allegation of any manufacture, licensing, sale, distribution, delivery, or packaging) by the Company or any service provided by the Company. The products sold or delivered (including the features and functionality offered thereby) are not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale for such products and services, true and complete copies of which have previously been made available to Parent. Except as set forth in Section 3.25 of the Company Disclosure Schedule, (i) there have been no product liability claims related to the Company Products, and to the Knowledge of the Company, there have been and are other no defects, malfunctions or nonconformities in any Company Products; and (ii) Company has not recalled or been required to recall any Company Products.

Section 3.26 Customers and Suppliers.

Section 3.26.1 Section 3.26.1 of the Company Disclosure Schedule sets forth a list of the top ten (10) suppliers by value of purchases for each of the fiscal year ended December 31, 2014 and the nine (9) month period ended September 30, 2015 (each, a “Listed Supplier”).

Section 3.26.2 Section 3.26.2 of the Company Disclosure Schedule sets forth a list of the top ten (10) of each of (i) customers, (ii) distributors and (iii) resellers by revenue (each, a “Listed Customer”) for each of the fiscal year ended December 31, 2014 and the nine (9) month period ended September 30, 2015.

Section 3.26.3 No Listed Customer and no Listed Supplier of the Company has cancelled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate or materially curtail its relationship with the Company or has at any time since September 30, 2015, decreased materially its services or supplies to the Company in the case of any such Supplier, and to the Company’s Knowledge no such Listed Supplier or Listed Customer has indicated either that it intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its services or supplies to the Company or its usage of the Company Products.

Section 3.26.4 No Company Product is subject to any guaranty, warranty, right of rework, right of credit or other indemnity other than the standard terms and conditions of sale specified in the Company’s standard form of customer Contracts (a copy of which has been provided to Parent). The aggregate expenses incurred by the Company in fulfilling its obligations under any guaranty, warranty, right of rework and indemnity provisions during each of the periods covered by the Financial Statements have not been material as a percentage of revenues.

Section 3.26.5 The Company has delivered to Parent complete and accurate copies of all written warranties that are in effect with respect to the Company Products. There have not been any material deviations from such warranties and none of the employees or agents of the Company (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) to the Company’s Knowledge, has made any oral warranty with respect to such Company Products.

Section 3.27 Certain Business Practices. The Company and its affiliates have been and are in full compliance with all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act, as amended, 15 U.S.C. 78dd-1 et seq. (“FCPA”), including any provisions relating to the accurate and fair reflection of all transactions in the books and records and the maintenance of an adequate system of internal accounting controls. Neither the Company nor its affiliates nor any current or former director, officer, agent, employee or anyone else acting on behalf of the Company or its affiliates has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (a) in violation of any applicable Law; or (b) to or for a Public Official with the intention of: (1) improperly influencing any act or decision of such Public Official; (2) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (3) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Section 3.27, “Public Official” includes any person holding, representing or acting on behalf of a person holding a legislative, administrative or judicial office, and any person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof, public international organization, any representative or official of a political party or any candidate for any political office or any official or employee of any state hospital, agency or health care institution.

Section 3.28 Accounts Receivable. Subject to any reserves set forth therein, the accounts receivable shown on the Interim Balance Sheet and the Closing Balance Sheet have arisen, or arose, solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than affiliates, and are, or were, not subject to any prior assignment, Lien (other than Permitted Liens), and are not subject to valid defenses, set-offs or counter claims.

Section 3.29 Inventory. Section 4.12 [Inventory. All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories (“Inventory”), whether or not reflected in the Interim Balance Sheet or Closing Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventory is owned by the Company free and clear of all Liens (other than Permitted Liens).

Section 3.30 International Trade Matters. The Company and its directors, officers, agents and employees are, and at all times has been, in compliance in all material respects with and have not been and are not in material violation of any International Trade Law, including all Laws related to the import and export of commodities, Software, and technology from and into the United States and the payment of required duties and tariffs in connection with same, export restrictions, anti-boycott regulations, embargo regulations or other applicable similar Laws of any Governmental Entity. The Company has no reasonable basis to expect, nor has it or any other person for whose conduct the Company or may reasonably be held to be responsible received, any actual or, to the Company’s Knowledge, threatened order, notice, or other communication from any Governmental Entity of any actual or potential violation or failure to comply with any International Trade Law. “International Trade Law” means United States and foreign statutes, laws and regulations applicable to international transactions, including the Export Administration Act, the Export Administration Regulations, the FCPA, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs laws and regulations, the Foreign Asset Control Regulations, any similar foreign laws or regulations.

Section 3.31 Compliance with Rights of First Refusal. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in any violation or be in conflict with or constitute, with or without the passage of time and giving of notice, any agreement to which the Company is a party that provides for any right of notice, right of first refusal, right of first offer, right of first negotiation or similar right directly or indirectly applicable to this Agreement, the consummation of the Acquisition or any other transaction contemplated by this Agreement. The Company has either complied with such rights or such rights are not applicable or have been waived as of the Closing.

Article IV

Representations and Warranties of the Purchaser Parties

Each Purchaser Party hereby represents and warrants to the Company as of the date hereof and as of the Closing as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Purchaser Parties has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Authority. Each of the Purchaser Parties has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to be consummated by it. The execution, delivery and performance of this Agreement by each of the Purchaser Parties, as applicable, and the consummation by the Purchaser Parties of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each Purchaser Party, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by the Purchaser Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of the Purchaser Parties, enforceable against the Purchaser Parties in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity.

Section 4.3 No Conflict; Required Filings and Consents.

Section 4.3.1 None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation of the transactions contemplated hereby or the compliance by Parent or Merger Sub with any of the provisions of this Agreement will, (a) conflict with or result in a violation of any provision of Parent’s certificate of incorporation, Parent’s by-laws, Merger Sub’s certificate of incorporation or Merger Sub’s by-laws, (b) assuming that all consents, approvals, authorizations and permits described in Section 4.3.2 have been obtained and all filings and notifications described in Section 4.3.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or result in a violation of any Law applicable to Parent or Merger Sub or by which any property or asset of Parent, Merger Sub is bound or (c) require any consent or approval under, result in any breach of, or any loss of or any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Parent Permit or other legally binding obligation to which Parent or Merger Sub is party, except, in each case where any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3.2 None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation of the transactions contemplated hereby or compliance by Parent or Merger Sub with any of the provisions of this Agreement require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except as may be required under the HSR Act and the filing and recordation of the Certificate of Merger as required by the DGCL or otherwise except for such consents, approvals, authorizations, permits, filings or notifications which if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending, in each case, against Parent or Merger Sub, and neither Parent nor Merger Sub is subject to any outstanding order, writ, injunction or decree, in each case, which has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities of any type or kind other than in connection with the transactions contemplated by this Agreement.

Section 4.6 Brokers. Other than Goldman, Sachs & Co., no broker, finder, investment banker or other intermediary (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Parent, Merger Sub or any of their respective affiliates in connection with the transaction contemplated by this Agreement.

Section 4.7 Financial Ability to Perform. Parent and Merger Sub expressly acknowledge that their ability to obtain financing is not a condition to their obligations hereunder.

Section 4.8 Investigation by Parent; Limitation on Warranties. The Purchaser Parties have conducted their own independent review and analysis of the business, operations, assets, properties, products, intellectual property, liabilities, results of operations, financial condition and prospects of the Company and acknowledge that their Representatives have been provided access to personnel, properties, premises and records of the Company for such purposes. In entering into this Agreement, except as expressly provided herein, the Purchaser Parties have relied solely upon their independent investigation and analysis of the Company and the Purchaser Parties acknowledge and agree that they have not relied upon any representations, warranties or statements, whether express or implied, made by the Company or any of its Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. In furtherance and not in limitation of the foregoing, except for representations and warranties set forth in this Agreement, each of the Purchaser Parties acknowledges and agrees that neither the Company nor any other person will have or be subject to any liability to any Purchaser Party resulting from any information, documents, projections, estimates, forward-looking information, forecasts or other material provided in good faith to the Purchaser Parties in expectation of the Merger, regardless of whether provided in written or oral communications, including by way of the Data Room, confidential information memoranda or management interviews and other presentations or conversations.

Section 4.9 Solvency; Surviving Corporation After the Merger. None of Purchaser Parties is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct, and after giving effect to the Merger, at and immediately after the Effective Time, each of Parent and the Surviving Corporation (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Article V

Covenants

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted by any other provision of this Agreement or as required by applicable Law, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), the Company will (a) conduct its operations in the Ordinary Course of Business, (b) use its commercially reasonable efforts to preserve substantially intact its business organization and goodwill and all Intellectual Property Rights of the Company, (c) use its commercially reasonable efforts to retain the services of its current officers, Key Employees and the additional employees set forth on Schedule 6.2.14, (d) use commercially reasonable efforts to perform in all material respects all of obligations of the Company under Contracts; (e) use commercially reasonable efforts to preserve intact the present business organization of the Company and the relationships of the Company with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the Company; and (g) use commercially reasonable efforts to cause the Company to comply in all material respects with all applicable Laws. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted by any other provision of this Agreement or as required by applicable Law, the Company shall not between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

Section 5.1.1 amend or otherwise change the Company Certificate or the Company By-laws;

Section 5.1.2 issue, sell, deliver, transfer, grant, award, pledge, dispose of, encumber or authorize the issuance of any shares of capital stock of, or other Equity Interests in, the Company of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants, restricted stock units or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company, other than the issuance of (i) Common Stock upon (A) the exercise of Company Options in accordance with the terms of the Company Options, (B) the vesting of Company RSUs in accordance with the terms of the Company RSUs or (C) the conversion of any shares of Preferred Stock outstanding as of the date of this Agreement or issuable upon the exercise of the Company Warrants or conversion of the Company Notes outstanding as of the date of this Agreement in accordance with the terms of the Company Warrants or the Company Notes, respectively, and (ii) Series C Preferred Stock upon the exercise of the Company Warrants or conversion of the Company Notes outstanding as of the date of this Agreement in accordance with the terms of the Company Warrants or the Company Notes, respectively;

Section 5.1.3 (A) declare, set aside or pay any dividend or distribution or other capital return in respect of any shares of Common Stock or Preferred Stock, (B) (other than cashless exercise of Company Options or Company Warrants) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests, rights, warrants, or options to acquire any shares of Common Stock or Preferred Stock or other securities or (C) take any action that would result in an adjustment to the conversion price or (other than the accrual of dividends in accordance with the Company Certificate as in effect on the date of this Agreement) the liquidation preference applicable to any Preferred Stock under the Company Certificate;

Section 5.1.4 (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or make or agree to make any loans or advances to or guarantees or investments in any person, or agree to guarantee any loans or advances to, or investments in, any person, or (B) acquire any material assets, other than acquisitions of assets in the Ordinary Course of Business and any other acquisitions for consideration that is individually not in excess of $500,000, or in the aggregate not in excess of $2,500,000;

Section 5.1.5 make any capital expenditures in an amount in excess of $500,000 in the aggregate;

Section 5.1.6 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber or otherwise grant any Lien (other than Permitted Liens) on, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of or other Lien (other than Permitted Liens) on, any real property or other material property or assets of the Company, except pursuant to the Credit Facilities and other contracts or commitments existing on the date hereof, the sale or purchase of goods or other property or assets in the Ordinary Course of Business or the disposal of goods or other property or assets that have become broken, worn-out, used up or obsolete;

Section 5.1.7(A) terminate, cancel, modify or amend or take any actions that would cause the termination, cancellation, modification or amendment of any Listed Contract (or Contract that would be a Listed Contract if in effect as of the Effective Time), excluding any expiration or non-renewal of any such Contract in accordance with its terms, (B) except as listed in Section 5.1.7 of the Company Disclosure Schedule, enter into any Listed Contract (or Contract that would be a Listed Contract if in effect as of the Effective Time), or (C) waive, release or assign any rights under any Listed Contract (or Contract that would be a Listed Contract if in effect as of the Effective Time);

Section 5.1.8 commence any Action, except (A) for the routine collection of bills, (B) where the Company determines in good faith that failure to commence such Action would result in the material impairment of a material right or asset of the Company (provided that the Company consults with Parent prior to filing of such a suit) or (C) in connection with an alleged breach of this Agreement;

Section 5.1.9 enter into any waiver, release, assignment, compromise or settlement of any pending or threatened investigation or litigation or initiate any litigation that would require the Company to expend in excess of $100,000 in the aggregate;

Section 5.1.10 other than as contemplated by the terms of any Company Benefit Plan in effect on the date hereof, (A) increase the salary or other cash or equity compensation of any employee of the Company other than as mutually agreed to between the Company and Parent or as set forth in Schedule 5.1.10(A), (B) grant any new bonus, benefit or other direct or indirect compensation to any current or former manager, director, officer, employee, consultant, contractor, distributor or independent sales agent other than as mutually agreed to between the Company and Parent or as set forth in Schedule 5.1.10(B), (C) amend the coverage or benefits available under any (or create any new) Company Benefit Plan or any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the managers, directors, officers or employees of the Company or otherwise modify or amend or terminate any such plan or arrangement, (D) pay any severance or termination pay or benefits triggered other than pursuant to any agreement in effect as of date of this Agreement and made available to Parent; (E) in any way secure the payment of, accelerate the vesting of or provide for the funding of any compensation or benefit under any Company Benefit Plan or employment agreement, (F) enter into or adopt any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any employee, managers, directors, officers, consultants, contractors, distributors or independent sales agents of the Company (or amend any such agreement to which the Company is a party) , (G) enter into any collective bargaining, works council, or similar agreements or (H) voluntarily recognize or promise neutrality to any labor, works council or similar organization;

Section 5.1.11(A) terminate (other than for cause) the employment of any officer; or (B) hire any employee for employment or independent contractor, distributor or independent sales agent for engagement with the Company whose aggregate cash compensation exceeds $150,000 per year;

Section 5.1.12 waive, release, limit, or condition any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) of any current or former employee or independent contractor of the Company;

Section 5.1.13 make any change in accounting methods, principles or practices or internal control procedures or change an annual accounting period, except as required by GAAP, by applicable Law or by a Governmental Entity;

Section 5.1.14 make, revoke or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any proceeding with respect to any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, obtain or file for any ruling in respect of Taxes, or prepare any Tax Return in a manner that differs from past practice, in each case, to the extent such action could reasonably be expected to result in any increase in the Tax liabilities (including as a result of any decrease in Tax credit or net operating loss carryforwards) of Parent or the Company with respect to a taxable period (or portion thereof) beginning after the Closing Date in excess of $100,000 individually or $250,000 in the aggregate;

Section 5.1.15 transfer, grant, obtain, abandon, allow to lapse, or otherwise dispose of any rights to, or grant, any license or non-assertion under, any Intellectual Property Rights, or disclose any Trade Secrets of the Company to any person other than Parent or its Representatives;

Section 5.1.16 except for borrowings incurred in the Ordinary Course of Business under the Revolving Credit Facility (provided that the Company shall not activate the Additional Tranche (as defined in the Revolving Credit Facility), incur, create, assume or otherwise become liable for any Indebtedness (including any further borrowings under the Term Loan Facility, the issuance of any debt security or the assumption or guarantee of obligations of any person), enter into a “keep well” or similar agreement, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company;

Section 5.1.17 pay, discharge or satisfy any liabilities or cancel any debts, other than the payment, discharge or satisfaction of any such liabilities reflected or reserved against in the Interim Balance Sheet or incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet;

Section 5.1.18 permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without prior notice to Parent;

Section 5.1.19 adopt a plan of merger, complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

Section 5.1.20 take any action that would or is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied or in the delay in the satisfaction of any such condition, or that would impair the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation; or

Section 5.1.21 authorize or enter into any agreement or otherwise make any commitment or arrangement to do, or authorize, recommend, propose or announce an intention to do, any of the actions described in Section 5.1.1 through Section 5.1.20.

Section 5.2 Cooperation; Consents. The Company and Parent shall use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby as promptly as reasonably practicable after the date hereof. Without limiting the generality of the foregoing, the Parties shall cooperate with, and do all things reasonably requested to assist, one another: (a) in the prompt preparation and filing (which filings shall occur no later than five (5) Business Days after the date hereof) of any filings required for early termination of any waiting period under the HSR Act; (b) in determining whether action by or in respect of, or filing with, any Governmental Entity is required, proper or advisable or any actions, Consents or waivers are required to be obtained from parties to any Listed Contract, in connection with the transactions contemplated by this Agreement; and (c) in seeking to obtain any such actions, Consents or waivers or to make any such filings in a timely fashion, provided that the Company shall not be required to make or cause to be made any payment to any third party to secure any Consents under any Listed Contract except with respect to any Indebtedness of the Company. The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from the United States Federal Trade Commission, the United States Department of Justice, and any other applicable Governmental Entity and shall respond promptly to any such inquiry or request, including any request for supplemental information in connection with the filings made hereunder pursuant to the HSR Act or such other applicable Law. Each Party shall use its commercially reasonable efforts to obtain expiration or termination of the waiting period under the HSR Act or any Consent required under such other applicable Law for the consummation of the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, or any other covenant herein contained, in connection with the receipt of any necessary authorization, Consents, notifications or approvals under the HSR Act or any other applicable Laws or otherwise, neither Parent nor its affiliates shall be required to divest or hold separate, or otherwise take or commit to take any action that limits Parent’s or any of its affiliates’ freedom of action with respect to, or their ability to retain, the Company or any portions thereof or any of the businesses, product lines, properties of the Company, Parent or any of their subsidiaries or affiliates. In carrying out their obligations under this Section 5.2, each of the Parties shall keep the other Parties fully informed of all communications with any Governmental Entity and shall not submit or otherwise provide any information to such Governmental Entity without first having provided a reasonable opportunity to the other

Party and its counsel to comment upon such information and to participate in any meetings, telephone calls or other communications with such Governmental Entity.

Section 5.3 Access. As soon as reasonably practicable after the date hereof, the Company shall, at the reasonable request of Parent, afford and facilitate the opportunity for Parent to meet with key customers, distributors, sales agents, suppliers, key opinion leaders or consultants of the Company; provided, that, the Company shall be offered the opportunity to participate in such meetings. Subject to the terms of the Confidentiality Agreement, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent full and complete access, at reasonable times during normal business hours, to the personnel, premises, properties, books and records, Contracts and all other documents and financing, operating and other data of the Company that Parent may reasonably request; provided, however, that (a) any such access shall be conducted in such a manner as not to interfere unreasonably with the operation of the business conducted by the Company; (b) any intrusive environmental tests or assessments sought to be performed by or on behalf of the Purchaser Parties on any Company Real Property (including, but not limited to any tests that involve drilling, excavation, or the collection of samples of soils, groundwater, surface water, drinking water, building materials or other environmental media) shall require the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (c) other than as set forth in the first sentence of this Section 5.3, neither the Purchaser Parties nor the Purchaser Parties’ Representatives shall contact or have any discussions in connection with the transactions contemplated by this Agreement with any of the landlords/sub-landlords, tenants/subtenants customers, distributors, sales agents, suppliers, key opinion leaders or consultants of the Company; provided, however, if the Company fails to comply with the first sentence of this Section 5.3, then Parent shall be entitled to directly contact such persons as it determines in reasonable good faith; (d) Parent shall be responsible for any damage to any Company Real Property or any other assets or property of the Company caused by the Purchaser Parties or the Purchaser Parties’ Representatives; and (e) the Company shall not be required to confer, afford such access or furnish such copies or other information to the extent that doing so would result in the breach of any confidentiality or similar agreement to which the Company is a party or the loss of attorney-client privilege; provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of such agreement or a loss of attorney-client privilege. From the date hereof until the earlier of the termination of this Agreement pursuant to Article VII and the Effective Time, each of Parent and the Company shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations, subject to compliance with applicable Law. The Company shall not be required to take any action pursuant to this Section 5.3 that would unreasonably disrupt its normal operations. The confidentiality of all such documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the Confidentiality Agreement.

Section 5.4 Public Announcements; Confidentiality. The Parties acknowledge that the Confidentiality Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms, as if such Confidentiality Agreement were entered into directly by each of the parties hereto. The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by applicable Law or the rules and regulations of any securities exchange on which the securities of a Party or an affiliate are listed, neither Party shall issue any such press release or make any such public statement without the prior written approval of the other Party (which approval will not be unreasonably withheld, delayed or conditioned).

Section 5.5 Employee Benefit Matters.

Section 5.5.1 Subject to Section 5.5.4 and any other provision hereof, Parent shall or shall cause the Surviving Corporation and each Parent subsidiary to, for the period immediately following the Effective Time through December 31, 2016 provide any employee of the Company employed as of the Closing (the “Company Employees”) with (i) base salary and annual target bonus opportunities no less favorable, in the aggregate, than those provided to the Company Employees as of immediately prior to the Closing and that have been disclosed to Parent, and (ii) employee benefits (including vacation and leave, and employee benefit plans, programs, policies and arrangements (including medical, dental, vision, accident, life, disability and other employee welfare benefits)) which are substantially comparable in the aggregate to those provided to the Company Employees immediately prior to Closing and that have been disclosed to Parent (other than benefits pursuant to any defined benefit pension plan and any plan providing for equity or equity-based compensation).

Section 5.5.2 From and after the Closing, Parent shall provide, or shall cause its subsidiaries to provide, each Company Employee full credit for purposes of determining eligibility to participate, vesting and benefit accrual under any employee benefits plan of Parent that is a defined benefit pension plan and excluding, for the avoidance of doubt, any equity or equity-related plans or awards or other incentive awards granted after the Effective Time) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements provided, sponsored, maintained or contributed to by Parent, the Surviving Corporation or any of Parent’s subsidiaries (collectively, the “Parent Benefit Plans”) for which Company Employees may be otherwise eligible for such Company Employee’s service with the Company, and with any predecessor employer, to the same extent recognized by the Company prior to the Closing, except to the extent such credit would result in the duplication of benefits for the same period of service. To the extent commercially reasonable, Parent shall (i) waive for each Company Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively at work requirement or any other restriction that would prevent immediate or full participation under the Parent Benefit Plans applicable to such Company Employee to the extent such waiting period, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Company Employee under the terms of the Company Benefit Plans of the Company, (ii) waive any and all evidence of insurability requirements with respect to such Company Employees to the extent such evidence of insurability requirements were not applicable to the Company Employee under the Company Benefit Plans immediately prior to the Closing, and (iii) give full credit under the Parent Benefit Plans applicable to each Company Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

Section 5.5.3 Unless otherwise directed in writing by Parent, the Company Board will authorize the termination of any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same “Controlled Group of Corporations” (as defined in Section 414(b) of the

Code) as Parent. The Company shall provide Parent evidence that such resolutions to terminate the 401(k) plan(s) of the Company have been adopted by the Company Board. The form and substance of such resolutions shall be subject to the reasonable approval of Parent. The Company shall use its commercially reasonable efforts to take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request. Immediately prior to such termination, the Company will make (or cause to be made) all necessary payments to fund the contributions (i) necessary or required to maintain the tax-qualified status of any such 401(k) plan; (ii) for elective deferrals made pursuant to any such 401(k) plan for the period prior to termination; and (iii) for employer matching contributions (if any) for the period prior to termination.

Section 5.5.4 The provisions of this Section 5.5 are solely for the benefit of the Parties, and no Company Employee (including any beneficiary or dependent thereof) or former employee or any participant or any beneficiary thereof in any Company Benefit Plan or under the employee benefit plans, programs and policies of Parent or the Surviving Corporation shall be regarded as a third-party beneficiary of this Section 5.5, and no provision of this Section 5.5 shall create such rights in any such persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation to terminate the employment of any Company Employee at any time and for any reason; (ii) require Parent or the Surviving Corporation to continue any Company Benefit Plans or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Company Benefit Plans or other employee benefit plans or arrangements.

Section 5.5.5 Prior to the Closing Date, but in no event later than five (5) days prior to the Closing Date, the Company will use commercially reasonable efforts to submit to a shareholder vote (in compliance with Section 280G(b)(5)(B) of the Code and the regulations thereunder) the right of any individual who is or could reasonably be expected to be, as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code) to receive payments and benefits that could be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code), in a manner reasonably designed to cause the payments and benefits that would otherwise constitute a “parachute payment” to be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(B) of the Code, including requirements that such disqualified individual waive in advance the right to any such payment or benefit if the requisite shareholder approval is not obtained.

Section 5.6 Indemnification of Directors and Officers.

Section 5.6.1 From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors (or persons serving or who served similar functions), officers, employees and agents of the Company, or any person serving as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, “Covered Persons”), to the fullest extent permitted by applicable Law from and against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (a) the fact that the Covered Person is or was a trustee, director, officer, employee, or agent of the Company, or fiduciary under or with respect to any employee benefit plan, any act or omission taken by the Covered Person in such capacity, or the fact that the Covered Person is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another person, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification is available under this Agreement and (b) any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transaction contemplated hereby. Each Covered Person shall also be entitled to advancement of costs and expenses (including attorneys’ fees) as incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder, provided, that any person to whom expenses are advanced undertakes, to the extent required by the applicable Law, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification (it being understood and agreed that the Surviving Corporation shall not require the posting of any bond or any other security for such undertaking). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.6 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

Section 5.6.2 From and after the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons than are currently set forth in the Surviving Corporation Certificate and the Surviving Corporation By-Laws.

Section 5.6.3 Parent agrees that from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the insurance coverage provided under the policies of the directors’ and officers’ liability insurance maintained by the Company as of the Agreement Date (the “Existing Policies”) covering each person currently covered by the Existing Policies for a period not to exceed six (6) years from the Closing Date. Complete and accurate copies of the Existing Policies have been heretofore made available to Parent. Parent shall be required to purchase on behalf of the Surviving Company the maximum “run-off coverage” available under the Existing Policies; provided, however, that Parent shall not be required to pay an annual premium for such “run-off” coverage in excess of Two Hundred Fifty Percent (250%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. If such maximum “run-off” coverage does not extend fully to the required six (6) year period, Parent shall first seek the requisite coverage from the Company’s insurers under the Existing Policies prior to seeking such requisite coverage from any other insurers. The provisions of the immediately preceding sentences shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company at or prior to the Effective Time for purposes of this Section 5.6.3, which policies provide coverage that is consistent with the coverage required by the first sentence of this Section 5.6.3 for an aggregate period of six (6) years with respect to claims arising from events occurring on or before the Effective Time. The premiums for such prepaid policies shall be paid in full at or prior to the Effective Time and such prepaid policies shall be non-cancelable and existing D&O Insurance of the Company may be cancelled as of the Closing and the unused premium applied to the premium for such “tail” policy. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. The cost of the prepaid or annual premiums for any such insurance policy acquired in connection with this Section 5.6.2 shall be borne by the Company as a Transaction Expense and listed in the Transaction Expenses Statement delivered by the Company in connection with the Closing.

Section 5.6.4 In the event Parent or the Surviving Corporation (or any of its successors or assigns) (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

Section 5.6.5 The provisions of this Section 5.6 are (a) intended to be for the benefit of, and shall be enforceable by each person released or entitled to indemnification, or other benefit hereunder, and each such person’s heirs, representatives, successors or assigns, it being expressly agreed that such persons shall be third party beneficiaries of this Section 5.6, and (b) in addition to, and not in substitution for, any other right to indemnification or contribution that any such person may have by contract or otherwise. Neither the Purchaser Parties, on the one hand, nor the Company and the Equityholders’ Representative, on the other hand, shall (i) amend the provisions of this Section 5.6 in a manner that would adversely affect any such third party beneficiary without the prior written consent of such third party beneficiary or (ii) following the Closing, enter into, or permit any of its affiliates to enter into, any merger, consolidation or other transaction unless the Purchaser Parties shall have ensured that the surviving or resulting entity is creditworthy and will assume the obligations imposed by this Section 5.6. With respect to any claim by a third party beneficiary under this Section 5.6, no Releasing Party may assert by way of defense, set-off, or counterclaim, any claim against, or Losses owing by, the Equityholders or another third party beneficiary.

Section 5.7 Notice of Certain Matters. From the date hereof through the Closing, each Party, upon obtaining knowledge of such matter, shall give notice to the other Parties of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in a manner reasonably likely to result in the failure of a condition set forth in Article VI, (c) receipt of any notice of, or other communication relating to, a default, or event which with notice or lapse of time or both would become a default, under any Material Contract, (d) receipt of any written notice or other communication in writing from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, (e) receipt of any written notice or other communication in writing from any Governmental Entity in connection with the transactions contemplated by this Agreement, (f) the commencement or threat of any lawsuit involving or affecting the Company or any of its properties or assets, and (g) the occurrence or non-occurrence of any fact or event that causes or is reasonably likely to cause a breach by a Party of any provision of this Agreement applicable to it. Notwithstanding the foregoing, no notice under this Section 5.7 shall be deemed to have modified (a) any representation and/or warranty or cured any breach of covenant for purposes of determining the satisfaction of the conditions set forth in Article VI, or (b) a Party’s right to terminate this Agreement pursuant to Article VII or (c) any Indemnitee’s rights to be indemnified or any Indemnitor’s obligation to indemnify under Article VIII.

Section 5.8 Tax Matters.

Section 5.8.1 Tax Returns.

Section 5.8.1.1 Pre-Closing Tax Returns Filed After the Closing. With respect to all Tax Returns of the Company for all taxable periods ending on or before the Closing Date that are required to be filed after the Closing, (i) if such Tax Returns are non-income Tax Returns, Parent shall engage, at its expense, the accounting firm(s) historically engaged by the Company for such Tax Return preparation purposes to prepare such non-income Tax Returns, (ii) if such Tax Returns are income Tax Returns, Parent may elect to either (A) engage, at its expense, the accounting firm historically engaged by the Company for such Tax Return preparation purposes to prepare such income Tax Returns, or (B) prepare such income Tax Returns internally, and (iii) all such Tax Returns shall be prepared in a manner consistent with past practice of the Company (unless otherwise required by applicable Law). Parent shall (i) deliver to the Equityholders’ Representative a copy of all such Tax Returns at least thirty (30) days (in the case of income Tax Returns) or fifteen (15) days (in the case of non-income Tax Returns) before the due date for filing such Tax Returns (or, if required to be filed within such number of days after the Closing Date, as soon as possible following the Closing Date), (ii) provide the Equityholders’ Representative reasonable opportunity to review and comment on such Tax Returns, and (iii) consider any such comments in good faith; provided, however, that Parent shall incorporate (or cause to be incorporated) such comments to the extent (i) they are reasonably requested by the Equityholders’ Representative, and (ii) they relate to any item on any such Tax Return in respect of which the Equityholders may be obligated to make payment pursuant to the following sentence. Parent shall file (or cause to be filed) the Tax Returns prepared pursuant to this Section 5.8.1.1, and the Equityholders shall pay to Parent the Taxes shown as due on such Tax Returns at least three (3) days prior to the due date for filing such Tax Returns, except to the extent such Taxes were included in Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount.

Section 5.8.1.2 Straddle Period Tax Returns. Parent shall prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns of the Company that relate to any taxable year or period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”). Parent shall (i) deliver to the Equityholders’ Representative a copy of all such Tax Returns at least thirty (30) days (in the case of income Tax Returns) or fifteen (15) days (in the case of non-income Tax Returns) before the due date for filing such Tax Returns (or, if required to be filed within such number of days after the Closing Date, as soon as possible following the Closing Date), (ii) provide the Equityholders’ Representative reasonable opportunity to review and comment on such Tax Returns, and (iii) consider any such comments in good faith; provided, however, that Parent shall incorporate (or cause to be incorporated) such comments to the extent (i) they are reasonably requested by the Equityholders’ Representative, and (ii) they relate to any item on any such Tax Return in respect of which the Equityholders may be obligated to make payment pursuant to the following sentence. The Equityholders shall pay to Parent the amount of Taxes due with respect to such Tax Return to the extent attributable to the portion of such Straddle Period ending on the Closing Date (as determined in accordance with Section 5.8.2) at least three (3) days prior to the due date for filing such Tax Returns, except to the extent such Taxes were included in Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount.

Section 5.8.1.3 Amending Tax Returns. Except as required by applicable Law or in connection with a Tax Contest resolved pursuant to Section 5.8.4, Parent shall not file any amended Tax Return of the Company for any period or portion thereof ending on or before the Closing Date except in accordance with this Section 5.8.1.3. Parent shall (i) deliver to the Equityholders’ Representative a copy of all such amended Tax Returns at least thirty (30) days (in the case of income Tax Returns) or fifteen (15) days (in the case of non-income Tax Returns) before filing such Tax Returns, (ii) provide the Equityholders’ Representative reasonable opportunity to review and comment on such Tax Returns, and (iii) consider any such comments in good faith. Parent shall not file such amended Tax Returns without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, to the extent such amendment could reasonably be expected to result in any increase in Tax liabilities for any taxable period or portion thereof ending on or before the Closing Date (including as a result of any net decrease in aggregate Tax carryforwards (combined tax credits and net operating losses) attributable to any taxable period or portion thereof ending on or before the Closing Date).

Section 5.8.2 Apportionment of Straddle Period Taxes. In order to apportion appropriately any Taxes relating to Straddle Periods, the Parties shall, to the extent permitted under applicable Law, elect with the relevant Governmental Entity to treat the Closing Date as the last day of the taxable year or period of the Company, and such portion of such Straddle Period ending on the Closing Date shall be treated as a short taxable year. In any case where applicable Law does not permit the Company to treat the Closing Date as the last day of the taxable year or period of the Company with respect to a Straddle Period, the amount of any Taxes for the portion of such Straddle Period ending on the Closing Date shall (i) in the case of Taxes that are based upon or measured by income, receipts or payroll, be determined based on an interim closing of the books as of the end of the day on the Closing Date and (ii) in the case of all other Taxes, be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days from the beginning of such Straddle Period through and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period.

Section 5.8.3 Cooperation. Parent, the Company and the Equityholders’ Representative shall reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.8.4 Contest Provisions. If, subsequent to the Closing, Parent or the Company receives notice of a Tax Contest with respect to any Tax Return of the Company for a Tax period or portion thereof ending on or before the Closing Date, then within fifteen (15) days after receipt of such notice, Parent shall notify the Equityholders’ Representative of such notice. Parent shall have the right to control the conduct and resolution of any Tax Contest, provided, however, that, to the extent such Tax Contest (i) could give rise to Taxes for which Parent is entitled to indemnification under Article VIII (taking into account the limitations set forth therein), and (ii) such Tax Contest relates solely to one or more taxable periods ending on or prior to the Closing Date, the Equityholders’ Representative may elect to control the conduct and resolution of such Tax Contest and if such election is made, the Equityholders’ Representative shall keep Parent reasonably fully and timely informed of the progress of such Tax Contest and shall not effect any such settlement or compromise of such Tax Contest without obtaining the Parent’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed; provided, further, that, to the extent (i) (A) such Tax Contest could give rise to Taxes for which Parent is entitled to indemnification under Article VIII (taking into account the limitations set forth therein), and (B) such Tax Contest does not relate solely to one or more taxable periods ending on or prior to the Closing Date, or (ii) the Equityholders’ Representative declines to control the conduct and resolution of any Tax Contest described in the preceding proviso, Parent shall have the right to control the conduct and resolution of such Tax Contest, shall keep the Equityholders’ Representative reasonably fully and timely informed of the progress of such Tax Contest to the extent relating to any Tax period or portion thereof ending on or before the Closing Date and shall not effect any such settlement or compromise of such Tax Contest to the extent relating to any Tax period or portion thereof ending on or before the Closing Date without obtaining the Equityholders’ Representative’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, any failure by Parent to provide notice of a Tax Contest shall not affect Parent’s right to indemnification pursuant to Article VIII, except to the extent the Equityholders’ Representative or the Equityholders were actually and materially prejudiced as a result thereof.

Section 5.8.5 Tax Sharing Agreements. Notwithstanding anything herein to the contrary, all Tax sharing, Tax indemnity or Tax allocation agreements or other similar arrangements (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) with respect to or involving the Company (other than this Agreement) shall cease and be terminated as of the Closing Date and, after the Closing Date, the Surviving Corporation shall not be bound thereby or have any liability thereunder.

Section 5.8.6 Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby, other than such Taxes referred to in the third-to-last sentence of Section 2.2.3.1 (“Transfer Taxes”) shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Equityholders, provided that the Equityholders’ obligation to bear such share of any Transfer Taxes shall be deemed satisfied to the extent such amount was included in Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount. The party required by applicable Law shall file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to Transfer Taxes. The expense of such filings shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Equityholders.

Section 5.8.7 Overlap Provisions. In the event of any conflict or overlap between the provisions of this Section 5.8 and Article VIII, the provisions of this Section 5.8 shall control.

Section 5.9 No Solicitations.

Section 5.9.1 The Company will not, and will not permit any of its directors, officers, employees, advisors, representatives or agents, to, directly or indirectly,

(i) discuss, negotiate, undertake, authorize, recommend, propose, participate in or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than any disposition of assets in the Ordinary Course of Business) or any capital stock of the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit, seek, initiate, respond to, entertain, support or induce discussions, negotiations, submissions or announcements of proposals, offers, inquiries or expressions of interest in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.

Section 5.9.2 The Company shall, and shall cause its respective representatives to, (a) immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Parent and Merger Sub) conducted heretofore with respect to any of Acquisition Transaction and request the return of all confidential information provided to any such persons or entities pursuant to a confidentiality agreement or otherwise in connection with such discussions or negotiations and (b) and immediately cease to solicit, discuss, negotiate or otherwise pursue or facilitate any transaction that directly or indirectly involves the offer, sale or issuance of any equity securities of the Company. The Company represents and warrants that it has the legal right to terminate any pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.

Section 5.9.3 The Company shall promptly notify Parent orally and in writing of (a) any inquiry or proposal related to an Acquisition Transaction (any such inquiry or proposal an “Acquisition Proposal”) or (b) any inquiry, expression of interest, proposal, offer or other communication reasonably likely to lead to an Acquisition Proposal, which notice shall include a copy of such Acquisition Proposal, if it is in writing, or a reasonable written summary thereof and describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal or other communication related thereto. The Company will keep Parent informed on a reasonably prompt basis of the status and details of any such Acquisition Proposal or other inquiry, offer, proposal or request.

Section 5.10 Shareholder Approval. The Company, acting through the Company Board, immediately following the execution of this Agreement by the Company shall request, in accordance with applicable Law, the written consent of holders of capital stock of the Company entitled to vote on this Agreement and holding sufficient shares of the Company’s stock to provide the Required Shareholder Approval and, promptly following receipt of such written consents (and, in any event, within one (1) Business Day thereof), shall deliver copies of such written consents to Parent. The Company will comply with the notice requirements of Sections 228 and 262 of the DGCL and other applicable Law with respect to the receipt of such written consents. The materials provided to such stockholders in connection with such written consents shall be subject to review and reasonable approval by Parent and shall include an information statement, including information regarding the Company, the terms of this Agreement, the unanimous recommendation of the Company Board that such shareholders vote their shares in favor of adoption of this Agreement, the approval of the Merger and other transactions contemplated by this Agreement and the notices required pursuant to the DGCL and other applicable Law in connection with the Merger and otherwise comply with all applicable Laws. The information supplied by the Company for inclusion in the information statement shall not, on the date the information statement is first delivered to the holders of capital stock of the Company, contain any statement that, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication that has become false or misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by the Parent that is contained in any of the foregoing documents.

Section 5.11 Escrow Agreements. At or before the Effective Time, Parent and the Equityholders’ Representative shall, and Parent and the Company shall use commercially reasonable efforts to cause the Escrow Agent to, execute the Indemnity Escrow Agreement.

Section 5.12 Release and Termination of Security Interests. The Company shall use its commercially reasonable efforts to seek and obtain the release of any and all outstanding security interests in any of the Company’s assets and to terminate all UCC financing statements which have been filed with respect to such security interests, in each case other than Permitted Liens

Section 5.13 Assumption of 2015 Incentive Award Plan. At the Effective Time, Parent agrees to assume the 2015 Incentive Award Plan. The “Overall Share Limit” (as defined in the 2015 Incentive Award Plan) shall be adjusted based on the Equity Exchange Ratio.

Section 5.14 Environmental Reports. At Parent’s written request and expense, the Company and Parent agree to cooperate and assist each other with conducting an environmental assessment and obtaining a Phase 1 environmental site assessment report (“Phase 1 Environmental Report”) for each of the properties listed on Section 3.17.1 of the Company Disclosure Schedule and any other property formerly occupied by the Company since January, 2014.

Section 5.15 Withdrawal of Form S-1. The Company agrees that, (A) immediately prior to the Effective Time, it shall submit a request to the Securities and Exchange Commission (the “SEC”) requesting that the SEC consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 under the Securities Act of 1933, as filed or amended on or prior to the date hereof (Registration #333-207462, the “Form S-1”) together with all exhibits and amendments thereto and (B) from the date hereof, it shall not take any action (including without limitation any preparation in connection therewith and any filing in furtherance thereof) to amend the Form S-1 or otherwise register itself or any of its securities under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Section 5.16 MiCardia Patents and Pending Applications. The Company agrees to cooperate in good faith with the Purchaser Parties during the thirty (30) day period following the signing of the Agreement to determine the identity of all MiCardia patents or pending applications under which any rights have been granted to Ellipse under the MiCardia Agreement.

Article VI

Closing Conditions

Section 6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 9.15 and applicable Law:

Section 6.1.1 Shareholder Approval. The Required Shareholder Approval shall have been obtained in accordance with the DGCL, other applicable Law and the Company Certificate.

Section 6.1.2 No Order. No applicable Law that prohibits consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect and no court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), which is in effect and prevents or prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.1.3 Governmental Approvals; Governmental Litigation. All filings required under the HSR Act shall have been made and all applicable waiting periods thereunder shall have expired or been terminated and no litigation, suit, action or proceeding commenced by any Governmental Entity of competent jurisdiction shall be pending which seeks to prevent or enjoin the Merger or the other transactions contemplated by this Agreement.

Section 6.1.4 No Other Litigation. There shall not be pending any litigation, suit, action or proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Parent or the Company, any damages or other relief that would be material to Parent; (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any equity of the Company or (iv) which would affect in a materially adverse manner the right of Parent or the Company to own the assets or operate the business of the Company.

Section 6.2 Additional Conditions to Obligations of the Purchaser Parties. The obligations of the Purchaser Parties to effect the Merger and consummate the other transactions contemplated by this are also subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 9.15 and applicable Law:

Section 6.2.1 Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1 (Organization and Qualification), the first two sentences of Section 3.2 (Organizational Documents; Corporate Documents), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.5.1(a) (No Conflict; Required Filings and Consents), Section 3.8(b) (Absence of Certain Changes or Events), Section 3.21 (Company Board Approval), and Section 3.22 (Vote Required) shall be true and correct in all respects on and as of the date of this Agreement and on and as of the

Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all respects as of such date), and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2.1(ii) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, in all material respects. Parent shall have received a certificate of the Company, executed by the chief executive officer or chief financial officer of the Company, to that effect.

Section 6.2.2 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. Parent shall have received a certificate of the Company, executed by the chief executive officer or chief financial officer of the Company, to that effect.

Section 6.2.3 Secretary’s Certificate. Parent shall have received from the Company’s Secretary, a certificate having attached thereto (i) the Company Certificate as in effect immediately prior to the Effective Time, (ii) the Company By-laws as in effect immediately prior to the Effective Time, (iii) resolutions approved by the Company’s Board of Directors authorizing the transactions contemplated hereby, (iv) the executed written consent of the Stockholders providing for the Requisite Shareholder Approval, and (v) certificates of good standing (including tax good standing) issued by the Delaware Secretary of State and for each other state (of the United States) where the Company is qualified to do business, in each case dated as of a date no more than two (2) Business Days prior to the Effective Time.

Section 6.2.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, effect, circumstance, state of facts or development which has had, or would reasonably be expected to have, a Company Material Adverse Effect. Parent shall have received a certificate of the Company, executed by the chief executive officer or chief financial officer of the Company, to that effect.

Section 6.2.5 Dissenting Shares. The time period for exercising appraisal rights or dissenters’ rights shall have expired, and the aggregate Merger Consideration otherwise payable hereunder with respect to such Dissenting Shares (assuming such shares were not Dissenting Shares) shall not represent more than 5% of the aggregate Merger Consideration.

Section 6.2.6 Authorizations, Consents, Notifications and Approvals. All authorizations, consents, notifications and approvals necessary to consummate the Merger and the other transactions contemplated by this Agreement set forth on Section 6.2.5 of the Company Disclosure Schedule shall have been made or obtained in writing.

Section 6.2.7 FIRPTA Certificate. The Company shall have delivered to Parent (i) a notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit J, dated as of the

Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company after the Closing, and (ii) a FIRPTA notification letter, in substantially the form attached hereto as Exhibit K, dated as of the Closing Date and executed by the Company.

Section 6.2.8 Escrow Agreements. The Escrow Agent and the Equityholders’ Representative shall have executed and delivered to Parent the Indemnity Escrow Agreement.

Section 6.2.9 Paying Agent Agreement. The Paying Agent, the Company and the Equityholders’ Representative shall have executed and delivered to Parent the Paying Agent Agreement.

Section 6.2.10 Resignations of Officers and Members of the Company Board. The Company shall have delivered to Parent resignations of the officers of the Company (solely in their capacity of officers of the Company) and members of the Company Board set forth on Schedule 6.2.10, each effective as of the Closing.

Section 6.2.11 Repayment of Indebtedness. The Parent shall have received customary payoff letters and collateral release documents (including security agreement and Lien terminations, UCC releases and authorization letters, evidence of release and delivery of possessory collateral and terminations of control agreements, subordination agreements and other instruments of release or discharge) from the Credit Facilities Agents and each other holder of a Lien (other than Permitted Liens) on any of the assets or properties of the Company in each case in form and substance reasonably satisfactory to the Parent.

Section 6.2.12 Shareholder Agreement. Each Shareholder that is a party to the Shareholder Agreement shall have delivered a duly executed Shareholder Agreement that remains in full force and effect.

Section 6.2.13 Key Employees. Each of the Key Employees shall be employed with the Company and no action shall have been taken by the such employees to rescind any Offer Letter and PIIA.

Section 6.2.14 Additional Employees. At least seventy percent (70%) of the employees listed on Schedule 6.2.14 shall be employed with the Company immediately prior to the Effective Time.

Section 6.2.15 Option Cancellation Agreement. The holders of at least seventy percent (70%) of the outstanding Company Options shall have delivered a duly executed Option Cancellation Agreement that remains in full force and effect.

Section 6.2.16 RSU Cancellation Agreement. The holders of at least seventy percent (70%) of the outstanding Company RSUs shall have delivered a duly executed RSU Cancellation Agreement that remains in full force and effect.

Section 6.2.17 280G Payments. With respect to any payment of cash, stock or otherwise that constitutes a “parachute payment” pursuant to Section 280G(b)(5)(B) of the Code, the applicable Equityholders shall have (i) provided the shareholder vote (in compliance with Section 280G(b)(5)(B) of the Code and the regulations thereunder) or

(ii) shall have voted upon and disapproved such payments, and, as a consequence, such “parachute payments” shall not be made or provided for in any manner.

Section 6.2.18 Vesting Agreement. The Company CEO shall have delivered the Vesting Agreement that remains in full force and effect.

Section 6.2.19 Environmental Report. Parent shall have received each Phase 1 Environmental Report requested in accordance with Section 5.14 any such assessment(s) shall confirm that there are no material Recognized Environmental Conditions, as that term is defined by the ASTM E1527-13 standard, associated with the Company properties described in Section 5.14, as reasonably determined by Parent.

Section 6.2.20 SEC Withdrawal Consent. The Company shall have submitted the request to withdrawal the Form S-1 with the SEC, and the SEC shall have consented to the immediate withdrawal of the Form S-1.

Section 6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and consummate the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 9.15 and applicable Law.

Section 6.3.1 Representations and Warranties. (i) Each of the representations and warranties of the Purchaser Parties set forth in Section 4.1, Section 4.2, Section 4.3.1(a), Section 4.5 and Section 4.7 shall be true and correct in all respects as of the Closing Date as though made on and as of the date of this Agreement and on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct in all respects as of such date), and (ii) all other representations and warranties of the Purchaser Parties contained in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3.1(ii) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not had a Parent Material Adverse Effect. The Company shall have received a certificate of Parent, executed by a duly authorized officer of Parent, to that effect.

Section 6.3.2 Agreements and Covenants. The Purchaser Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. The Company shall have received a certificate of Parent, executed by a duly authorized officer of Parent, to that effect.

Section 6.3.3 Closing Payments. Parent will make (or cause to be made) the payments required to be made pursuant to Section 2.2.1.

Section 6.3.4 Paying Agent Agreement. The Paying Agent and Parent shall have executed and delivered to the Equityholders’ Representative the Paying Agent Agreement.

Section 6.3.5 Key Employees. No action shall have been taken by Parent to rescind any Offer Letter with any of the Key Employees.

Article VII

Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Required Shareholder Approval has been obtained:

Section 7.1.1 by mutual written consent of Parent and the Company;

Section 7.1.2 by either the Company or Parent if the Merger shall not have been consummated on or prior to February 29, 2016 (the “Outside Date”); provided, further, that if the condition set forth in Section 6.1.3 shall not have been satisfied prior to such Outside Date, but all the other conditions in Article VI have been satisfied or waived, (other than those conditions that by their terms are to be satisfied at Closing), then either or both of Parent or the Company may elect to extend such Outside Date until such condition set forth in Section 6.1.3 shall be satisfied but not to exceed 11:59 PM, Pacific Time, on June 30, 2016; provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any Party whose breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to occur on or before the Outside Date;

Section 7.1.3 by either the Company or Parent if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1.3 shall not be available to any Party whose breach of this Agreement has been the primary cause of, or primarily resulted in, any such order, decree, ruling or other action, including, without limitation, such Party’s obligation to use its reasonable best efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action;

Section 7.1.4 by the Company upon a material breach of any representation, warranty, covenant or obligation of the Purchaser Parties under this Agreement, , which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.3.1 or Section 6.3.2, as applicable, and which breach has not been cured within twenty (20) days after notice thereof has been provided to Parent; provided that there shall be no right to terminate if such breach was caused primarily by a material breach by the Company;

Section 7.1.5 by Parent upon a material breach of any representation, warranty, covenant or obligation of the Company under this Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2.1 or Section 6.2.2, as applicable, and which breach has not been cured within twenty (20) days after notice thereof has been provided to the Company; provided that there shall be no right to terminate if such breach was caused primarily by a material breach by a Purchaser Party;

Section 7.1.6 by Parent, if there shall have occurred any change in the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of the Company, that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; or

Section 7.1.7 by Parent, if the Company fails to obtain the Required Shareholder Approval and deliver the signed Shareholders Agreements within one (1) Business Day after the execution of this Agreement.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and of no further force and effect whatsoever and there shall be no liability or obligation on the part of the Purchaser Parties or the Company or their respective subsidiaries or Representatives with respect to this Agreement, except with respect to Section 5.4, this Section 7.2 and Article IX, which shall survive any termination or expiration of this Agreement; provided, however, that nothing herein shall relieve any of the Parties from liability for any willful breach of this Agreement prior to such termination.

Article VIII

Indemnification

Section 8.1 Survival of Representations. The representations and warranties made by the Company in Article III and the Purchaser Parties in Article IV shall survive the Closing and shall expire on the fifteen (15) month anniversary of the Closing Date; provided, however, that the representations and warranties in Section 3.1, the first two sentences of Section 3.2, Section 3.3, Section 3.4, Section 3.5.1(a), Section 3.8(b), Section 3.18, Section 3.21 and Section 3.22 (the “Fundamental Representations”) and related indemnity obligations will survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations (the “Expiration Date”); provided, further, that if, at any time prior to the Expiration Date, Parent has duly delivered a Notice of Indemnification Claim to the Equityholders’ Representative and the Escrow Agent (satisfying the requirements set forth in Section 8.7.1) with respect to the applicable representations and warranties of the Company, then the specific Indemnification Claim asserted in such Notice of Indemnification Claim shall survive the Expiration Date until such time as such claim is fully and finally resolved.

Section 8.2 Right to Indemnification.

Section 8.2.1 Subject to the limitations set forth in this Article VIII, from and after the Effective Time, Parent, the Surviving Corporation and their respective affiliates and each of their respective directors, officers, employees, agents and representatives and their respective heirs, successors and assigns (the “Parent Indemnitees”) shall be entitled to be indemnified, severally by the Equityholders, pro rata based upon their Percentage Share, against any Damages actually incurred by any Parent Indemnitee arising out of, resulting from or in connection with: (i) any inaccuracy in the representations and warranties of the Company set forth in Article III (it being understood that for purposes of this Section 8.2.1 such representations and warranties shall be deemed to have been made as of the date of this Agreement and as of the Closing, except that any representation or warranty that speaks as of the date of this Agreement or any other date shall only be deemed to have been made as of such date); (ii) any breach of any covenant or agreement of the Company set forth in this Agreement and required to be performed prior to or at the Closing; (iii) any Taxes payable by the Company or the Surviving Corporation that are attributable to periods (or portions thereof) ending on before the Closing Date, including the portion of any Straddle Period ending on the Closing Date (as determined in accordance with Section 5.8.2), except to the extent such Taxes were included in Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount; (iv) any breach of the Equityholders’ obligation to bear fifty percent (50%) of all Transfer Taxes pursuant to Section 5.8.6 except to the extent such Taxes were included in the Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount; (v) any Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any applicable Law, which Taxes relate to an event or transaction occurring before the Closing, except to the extent such Taxes were included in Closing Working Capital or Transaction Expenses and taken into account in the Adjustment Amount; (vi) the excess, if any, of the aggregate amount ultimately required to be paid to holders of Dissenting Shares with respect thereto by the Company pursuant to appraisal rights or dissenters’ rights under Section 262 of the DGCL or other applicable Law over the aggregate amount such holders would have otherwise received with respect to such Dissenting Shares, plus any Damages incurred by the Parent Indemnitees arising out of the exercise of such appraisal rights or dissenters’ rights; (vii) any claims by current or former Equityholders in his, her or its capacity as such, arising out of or relating to such Equityholder’s equity interest in the Company, this Agreement or the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, with respect to a breach by Parent or Merger Sub of this Agreement); (viii) any Transaction Expenses that were not taken into account in the calculation of the Closing Equity Payment Amount; (ix) any Indebtedness of the Company other than the Indebtedness taken into account in determining the Closing Equity Payment Amount; (x) any errors or inaccuracies in the Closing Equity Payment Allocation Schedule; and (xi) any errors or inaccuracies in the Closing Working Capital not otherwise reflected in the Adjustment Amount.

Section 8.3 Limitations on Liability.

Section 8.3.1 From and after the Effective Time, the right of a Parent Indemnitee to be indemnified pursuant to this Article VIII shall be the sole and exclusive remedy of the Parent Indemnities with respect to any breach of any representation or warranty or agreement of the Company contained in this Agreement (other than claims arising from fraud as set forth in Section 8.3.4). No current or former stockholder, director, officer, employee, affiliate or advisor of a Purchaser Party shall have any Liability of any nature to any Equityholder with respect to any breach of any representation or warranty contained in, or any other breach of, this Agreement. Notwithstanding anything contained herein to the contrary, the maximum aggregate Liability pursuant to this Article VIII or otherwise in connection with this Agreement and/or the transactions contemplated hereby of the Equityholders to the Purchaser Parties (other than claims arising from fraud as set forth in Section 8.3.4 on the part of a party hereto in connection with the transactions contemplated by this Agreement) shall (i) be limited to the Indemnity Escrow Fund with respect to claims for breach of the representations or warranties, other than the Fundamental Representations; (ii) be limited to the Indemnity Escrow Fund and an offset against the future payment of any Net Revenue Earnout Amount for those representations and warranties in Section 3.14.1- Section 3.14.6 (solely to the extent such representations and warranties relate to any Trademarks, collectively the “Trademark Fundamental Representations”) and (iii) in no event exceed the aggregate Purchase Price, and all claims for indemnification made by the Purchaser hereunder shall be made (A) first against the Indemnity Escrow Fund (except for any claims for indemnification pursuant to Section 2.4.3.4 shall be made (1) first against the

Purchase Price Adjustment Escrow Fund and then (2) against the Indemnity Escrow Fund); (B) next, to the extent arising from a breach of any Fundamental Representations or Trademark Fundamental Representations, against any offset against future amounts that would otherwise be payable to Equityholders out of the Net Revenue Earnout Amount and (C) thereafter against the Equityholders directly. The Purchase Price Adjustment Escrow Fund shall not be available for claims of indemnification made by the Purchaser hereunder other than claims for indemnification pursuant to Section 2.4.3.4.

Section 8.3.2 Without limiting the effect of any other limitation contained in this Article VIII, the indemnification provided for in Section 8.2.1(i) shall not apply except to the extent that the aggregate Damages against which a Parent Indemnitee would otherwise be entitled to be indemnified under this Article VIII exceeds One Million Nine Hundred Thousand Dollars ($1,900,000) (the “Deductible”), in which event the Parent Indemnitee shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of such Damages in excess of the Deductible; provided, however, that the Deductible shall not apply to, and the Parent Indemnitees shall be entitled to indemnification without regard to satisfaction of the Deductible with respect to (i) claims for fraud as set forth in Section 8.3.4 or (ii) claims for breach of the Fundamental Representations and Trademark Fundamental Representations.

Section 8.3.3 Without limiting the effect of any other limitation contained in this Article VIII, for purposes of computing the amount of any Damages incurred by a Parent Indemnitee under this Article VIII, there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received or collected by the Parent Indemnitee or any of its affiliates in connection with such Damages or any of the circumstances giving rise thereto after a claim has been settled less any related costs and expenses, including the aggregate cost of pursuing any related insurance claims or otherwise required to restore such Parent Indemnitee to the same economic position as would have existed had such insurance proceeds, indemnification payments, contribution payments or reimbursements been collected prior to the settlement of such claim; provided, however, that no such Parent Indemnitee shall have any obligation to seek to recover any insurance proceeds, indemnification payments, contribution payments or reimbursements in connection with making a claim under this Article VIII. The calculation of Damages shall not include losses arising because of a change after Closing in Law or accounting principle. To the extent that a claim for indemnification by a Parent Indemnitee hereunder relates to a Liability incurred by the Company and there is an accrual on the Interim Balance Sheet in respect of such Liability, then the determination of Damages in respect of such claim shall be net of such accrual.

Section 8.3.4 Nothing in this Article VIII shall limit any remedy Parent or any of the Equityholders may have against any person for actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort laws.

Section 8.4 Defense of Third-Party Claims.

Section 8.4.1 Upon receipt by any Parent Indemnitee seeking to be indemnified pursuant to Section 8.2 of notice of any actual or possible claim, demand, suit,

inquiry or Action that has been or may be brought or asserted by a third party against the Parent Indemnitee (a “Third-Party Claim”), the Parent Indemnitee shall promptly give notice of such Third-Party Claim to the Equityholders’ Representative (the “Indemnitor”) indicating the nature of such Third-Party Claim and the stated basis therefor and the amount of Damages claimed pursuant to such Third-Party Claim, to the extent known; provided, however, that a delay in notifying the Indemnitor shall not result in any Parent Indemnitee losing its rights to indemnification pursuant to this Article VIII except to the extent the Indemnitor demonstrates that the defense of such Third-Party Claim is actually and materially prejudiced thereby.

Section 8.4.2 If (i) the Indemnitor, subject to the limitations set forth in this Article VIII, has conceded liability to indemnify the Parent Indemnitee with respect to all Damages relating to such Third-Party Claim and (ii) a reasonable assessment of the likely maximum amount of such Damages is less than or equal to the amount then remaining in the Indemnity Escrow Fund and not otherwise subject to a claim for indemnification under this Article VIII, then, subject to Section 8.4.3, the Indemnitor shall have thirty (30) days after receipt of the Parent Indemnitee’s notice of a given Third-Party Claim to elect, at its option and its expense, to appoint counsel of the Indemnitor’s choice to represent the Parent Indemnitee in connection with such Third-Party Claim; provided, however, that such counsel is reasonably acceptable to the Parent Indemnitee. If the Indemnitor so elects to assume the defense of any such Third-Party Claim: (i) the attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs incurred by the Indemnitor in connection with defending such Third-Party Claim, subject to the limitations set forth in Section 8.3, shall be payable first from the Indemnity Escrow Fund, next, to the extent arising from a breach of any Fundamental Representations or the Trademark Fundamental Representations, against any offset against future amounts that would otherwise be payable to Equityholders out of the Net Revenue Earnout Amount based on the Percentage Share and then by such additional amounts from all Indemnitors based on the Percentage Share; (ii) the Parent Indemnitee shall not be entitled to be indemnified for any costs or expenses incurred by the Parent Indemnitee in connection with the defense of such Third-Party Claim; (iii) the Parent Indemnitee shall be entitled to participate in (but not control) such defense at its sole expense; (iv) the Parent Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Parent Indemnitee and that the Indemnitor may reasonably request in connection with the defense of such Third-Party Claim; (v) the Parent Indemnitee shall execute such documents and take such other actions as the Indemnitor may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Third-Party Claim; (vi) the Parent Indemnitee shall otherwise fully cooperate as reasonably requested by the Indemnitor in the defense of such Third-Party Claim; (vii) the Parent Indemnitee shall not admit any liability with respect to such Third-Party Claim; and (viii) the Indemnitor shall not enter into any agreement providing for the settlement or compromise of such Third-Party Claim or the consent to the entry of a judgment with respect to such Third-Party Claim without the prior written consent of the Parent Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.4.3 If (i) the Indemnitor has not conceded liability to indemnify the Parent Indemnitee with respect to all Damages relating to such Third-Party Claim in accordance with Section 8.4.2, (ii) a reasonable assessment of the likely maximum amount of such Damages is greater than the amount then remaining in the Indemnity Escrow Fund and not otherwise subject to a claim for indemnification under this Article VIII, (iii) the

Indemnitor elects not to defend such Third-Party Claim, (iv) the claim for indemnification is with respect to a criminal claim, demand or Action against the Parent Indemnitee (or could otherwise reasonably be expected to involve or develop into a claim involving a criminal claim or criminal charges against the Parent Indemnitee), (v) the Parent Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Parent Indemnitee, (vi) the Indemnitor has failed or is failing to vigorously prosecute or defend such Third-Party Claim or shall have failed to have engaged counsel reasonably satisfactory to the Parent Indemnitee, (vii) the Third-Party Claim seeks an injunction, specific performance or other equitable relief against the Parent Indemnitee, (viii) such Third-Party Claim seeks any license to any Intellectual Property Rights, (ix) any claim related to a breach of the Trademark Fundamental Representations or (x) the Third-Party Claim would materially interfere with or materially and adversely affect the business, reputation, operations or assets of the Parent Indemnitee or any of its affiliates, then the Parent Indemnitee shall be entitled to the assume the defense of such Third-Party Claim, provided that the Parent Indemnitee shall have no right to seek indemnification under this Article VIII in respect of such Third-Party Claim for any agreement providing for the settlement or compromise of such Third-Party Claim or the consent to the entry of a judgment with respect to such Third-Party Claim entered into without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.5 Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT OR PROVIDED FOR UNDER ANY APPLICABLE LAW, NO PARTY NOR ANY EQUITYHOLDER OR EQUITYHOLDERS’ REPRESENTATIVE, NOR ANY CURRENT OR FORMER SHAREHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AFFILIATE OR ADVISOR OF ANY OF THE FOREGOING, SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PERSON, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY EXEMPLARY OR PUNITIVE DAMAGES RELATING TO THE BREACH OR ALLEGED BREACH HEREOF, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY (EXCEPT TO THE EXTENT THAT SUCH DAMAGES ARE AWARDED IN CONNECTION WITH A THIRD PARTY CLAIM).

Section 8.6 Information; Waiver. The right to indemnification or any other remedy based on representations, warranties, covenants and obligations in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and obligations.

Section 8.7 Indemnification Claims; Escrow Arrangements.

Section 8.7.1 No Parent Indemnitee shall be entitled to indemnification under this Article VIII unless the Parent Indemnitee has duly delivered a written notice to the Indemnitor and the Escrow Agent (any such notice being referred to as a “Notice of Indemnification Claim,” and the claim for indemnification described in such Notice of

Indemnification Claim being referred to as an “Indemnification Claim”), setting forth: (i) the specific representation and warranty of the Company or the Purchaser Parties, as applicable, alleged to have been inaccurate or specific covenant of the Company or the Purchaser Parties, as applicable, alleged to have been breached or other specific circumstance entitling the Parent Indemnitee to such indemnification; (ii) if known, a reasonably detailed description of the facts and circumstances giving rise to the alleged inaccuracy in such representation and warranty or breach of such covenant or other specific circumstance entitling the Parent Indemnitee to such indemnification; and (iii) if known, the aggregate dollar amount of the Damages that have been, or are reasonably expected to be, incurred and for which the Parent Indemnitee is seeking indemnification hereunder (the aggregate amount of such estimate being referred to as the “Claimed Amount”).

Section 8.7.2 During the thirty (30) day period commencing upon the receipt by the Indemnitor of a Notice of Indemnification Claim, the Indemnitor may deliver to the Parent Indemnitee and the Escrow Agent a written response (the “Response Notice”) in which the Indemnitor: (i) agrees that the full Claimed Amount is owed to the Parent Indemnitee; (ii) agrees that part (but not all) of the Claimed Amount is owed to the Parent Indemnitee; or (iii) asserts that no part of the Claimed Amount is owed to the Parent Indemnitee. Any Response Notice contemplated by clause (ii) or (iii) shall include a reasonably detailed description of the Indemnitor’s reasons for such objection. Any part of the Claimed Amount that is not agreed by the Indemnitor to be owed to the Parent Indemnitee shall be referred to as the “Contested Amount.”

Section 8.7.3 If the Indemnitor delivers a Response Notice to the Parent Indemnitee agreeing that all or any part of the Claimed Amount is owed to the Parent Indemnitee, then, within three (3) Business Days following the receipt of such Response Notice by the Parent Indemnitee, the Parent Indemnitee and the Indemnitor shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release such amount agreed to by the Indemnitor (or such lesser amount as may remain in the Indemnity Escrow Fund) to the Parent Indemnitee from the Indemnity Escrow Fund. If the Indemnitor fails to deliver a Response Notice within thirty (30) days after its receipt of a Notice of Indemnification Claim, the Escrow Agent shall release to the Parent Indemnitee the Claimed Amount.

Section 8.7.4 If the Indemnitor and the Parent Indemnitee are unable to resolve any dispute relating to any Contested Amount during the thirty (30) day period commencing upon the receipt of the Response Notice by Parent, then such dispute will be resolved in accordance with Section 9.10.3 or otherwise by written agreement between the Parent Indemnitee and the Indemnitor. Following any such resolution, the Parent Indemnitee and the Indemnitor shall jointly execute and deliver to the Escrow Agent, within three (3) Business Days after such resolution, a written notice instructing the Escrow Agent to make payment, if any, from the Indemnity Escrow Fund consistent with such resolution.

Section 8.7.5 If the aggregate amount remaining in the Indemnity Escrow Fund, including any interest accrued or income otherwise earned thereon, as of the Expiration Date (the “Aggregate Escrow Balance”) exceeds the aggregate dollar amount, as of the Expiration Date, of the Contested Amounts associated with all Indemnification Claims that have not been finally resolved and paid prior to the Expiration Date in accordance with this Section 8.5 (each, an “Unresolved Escrow Claim,” and the aggregate dollar amount of such Contested Amounts as of the Expiration Date being referred to as the “Aggregate Pending Claim Amount”), then the Parent Indemnitee and the Indemnitor shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release from the Indemnity Escrow Fund to (i) each holder of shares of Common Stock or Preferred Stock, Company Warrants or Company Notes, the amount determined by multiplying such Equityholder’s Percentage Share for shares of Common Stock and Preferred Stock, Company Warrants or Company Notes by the Aggregate Distribution Amount and (ii) the Surviving Corporation or a third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, the amount determined by multiplying the Percentage Share for Company Options for all holders of Company Options or Company RSUs for all holders of Company RSUs, as applicable, by the Aggregate Distribution Amount. Within five (5) Business Days following the receipt of any amounts specified in the preceding sentence by the Surviving Corporation or such third party designated by Parent, Parent shall cause the Surviving Corporation through its payroll or such third party to promptly pay to each holder of Company Options and Company RSUs, as applicable, an amount equal to such holder’s share of the amounts specified in the preceding sentence, in accordance with such holder’s Percentage Share for such Company Options and Company RSUs, as applicable, less applicable withholding as set forth in Section 2.12. For purposes of this Section 8.5, the “Aggregate Distribution Amount” shall be the Aggregate Escrow Balance as of the Expiration Date minus the Aggregate Pending Claim Amount.

Section 8.7.6 Following the Expiration Date, if an Unresolved Escrow Claim is finally resolved, the Parent Indemnitee and the Indemnitor shall jointly execute and deliver to the Escrow Agent, within three (3) Business Days after the final resolution of such Unresolved Escrow Claim, a written notice instructing the Escrow Agent to make payments, if any, from the Indemnity Escrow Fund consistent with such resolution. The payment of any amount released from the Indemnity Escrow Fund to (i) each holder of shares of Common Stock or Preferred Stock, Company Warrants or Company Notes shall be determined by multiplying such Equityholder’s Percentage Share for shares of Common Stock and Preferred Stock, Company Warrants or Company Notes by the amount (if any) by which the aggregate amount remaining in the Indemnity Escrow Fund, including any interest accrued or income otherwise earned thereon, as of the date of resolution of such Unresolved Escrow Claim exceeds the aggregate amount of the Contested Amounts associated with all other remaining Unresolved Escrow Claims and (ii) to (ii) the Surviving Corporation or a third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, the amount determined by multiplying the Percentage Share for Company Options for all holders of Company Options and Company RSUs for all holders of Company RSUs, as applicable, by the amount (if any) by which the aggregate amount remaining in the Indemnity Escrow Fund, including any interest accrued or income otherwise earned thereon, as of the date of resolution of such Unresolved Escrow Claim exceeds the aggregate amount of the Contested Amounts associated with all other remaining Unresolved Escrow Claims. Within five (5) Business Days following the receipt of any amounts specified in the preceding sentence by the Surviving Corporation or such third party designated by Parent, Parent shall cause the Surviving Corporation through its payroll or such third party to promptly pay to each holder of Company Options and Company RSUs, as applicable, an amount equal to such holder’s share of the amounts specified in the preceding sentence, in accordance with such holder’s Percentage Share for such Company Options and Company RSUs, as applicable, less applicable withholding as set forth in Section 2.12.

Section 8.8 Characterization of Indemnification Payments. The Parties agree that any indemnification payments made pursuant to this Article VIII shall be treated for all Tax purposes as an adjustment to the purchase price unless otherwise required by Law.

Article IX

General Provisions

Section 9.1 Equityholders’ Representative.

Section 9.1.1 Appointment.

Section 9.1.1.1 By voting or executing a written consent in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Equityholder shall be deemed to have approved the designation of, and hereby designates, Fortis Advisors LLC, a Delaware limited liability company (and by execution of this Agreement it hereby accepts such appointment) as exclusive agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to Section 2.4, Section 2.9, Section 5.9, Section 5.11, Article VIII and Article IX of this Agreement and any other provision in this Agreement related to the Equityholders. Following the Effective Time, the Equityholders’ Representative may take any and all actions and make any decisions that it believes are necessary or appropriate under this Agreement, and the Escrow Agreement for and on behalf of the Equityholders as if the Equityholders were acting on their own behalf, including, giving and receiving any notice or instruction permitted or required under this Agreement by the Equityholders’ Representative or any Equityholder, interpreting all of the terms and provisions of this Agreement, authorizing payments to be made with respect hereto, dealing with the Purchaser Parties under this Agreement with respect to all matters arising under this Agreement, taking any and all other actions specified in or contemplated by this Agreement and the Escrow Agreement and engaging counsel, accountants or other agents in connection with the foregoing matters; provided that in no event shall the Equityholders’ Representative be able to bind the Equityholders with respect to any amounts in excess of the then remaining in the Purchase Price Adjustment Escrow Account and Indemnity Escrow Account. Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein, in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Equityholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Without limiting the generality of the foregoing, following the Effective Time, the Equityholders’ Representative shall have full power and authority to interpret all the terms and provisions of this Agreement on behalf of all of the Equityholders and to consent to any amendment hereof or thereof on behalf of all of the Equityholders. Each Equityholder hereby agrees to receive correspondence from the Equityholders’ Representative, including in electronic form.

Section 9.1.1.2 The powers, immunities and rights to indemnification granted to the Equityholders’ Representative Group in this Section 9.1: (i) are coupled with an interest and shall be irrevocable, (ii) may be delegated by the Equityholders’ Representative, (iii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund, and (iv) shall survive the death, incompetence, bankruptcy, liquidation or incapacity of each Equityholder and shall be binding on any successor thereto. The Equityholders’ Representative may resign at any time and such agency may be changed by the holders of a majority in interest of, collectively, (i) the shares of Common Stock, determined on a Fully-Diluted Basis and (ii) the shares of Common Stock into which any and all shares of Preferred

Stock are convertible, from time to time (including in the event of the death, disability or other incapacity of an Equityholders’ Representative that is an individual and including, with respect to any Equityholders’ Representative, in the event of the resignation of the Equityholders’ Representative), and any such successor shall succeed the Equityholders’ Representative as Equityholders’ Representative hereunder; provided that (i) such proposed successor first executes a confidentiality agreement in substantially the same form as the Equityholders’ Representative Confidentiality Agreement; and (ii) Parent is provided with at least ten (10) Business Days prior written notice of such upcoming change to the Equityholders’ Representative. The immunities and rights to indemnification set forth herein shall survive the resignation or removal of the Equityholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall receive no compensation for its services other than pursuant to the terms of the engagement agreement entered into between Fortis Advisors LLC and certain of the Company’s stockholders on or about the date hereof. For the avoidance of doubt, in no event shall Parent, Merger Sub or the Surviving Corporation be required to pay any amount to the Equityholders’ Representative in its capacity as such.

Section 9.1.2 Limitation on Liability. Certain Equityholders have entered into an engagement agreement with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under this Agreement and the Escrow Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”), shall be liable for any act of the Equityholders’ Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement or under any Equityholders’ Representative engagement agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such person as a result of the gross negligence or willful misconduct of the Equityholders’ Representative. The Equityholders’ Representative Group shall not be liable for, and shall be indemnified, defended and held harmless by the Equityholders (on a several but not joint basis pro rata in accordance with the Purchase Price received by such Equityholder) for any liability, loss, claim, damage, penalty, fee, cost, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) judgment, amount paid in settlement or fine (collectively, the “Equityholders’ Representative Losses”) incurred by the Equityholders’ Representative (and any cost or expense incurred by the Equityholders’ Representative in connection therewith) arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement or the Equityholder Representative engagement agreement and the enforcement thereof, in each case as such Equityholders’ Representative Loss is incurred; provided that to the extent it is finally adjudicated that any such Equityholders’ Representative Loss or any portion thereof was directly caused by the gross negligence or willful misconduct of the Equityholders’ Representative, the Equityholders’ Representative will reimburse the Equityholders the amount of such indemnified Equityholders’ Representative Loss attributable to such gross negligence or willful misconduct. Such Equityholders’ Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Indemnity

Escrow Fund otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders. The Equityholders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be the responsibility of the Equityholders pro rata based on a pro rata basis, and the Purchaser Parties shall have no liability therefor.

Section 9.1.2.1 Upon the Closing, Parent from the Purchase Price otherwise payable to the Equityholders, and on behalf of such Equityholders, shall wire to the Equityholders’ Representative $350,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Equityholders’ Representative as agent and for the benefit of the Sellers in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Equityholders’ Representative for any Equityholders’ Representative Expenses incurred pursuant to this Agreement and the Escrow Agreement or the Equityholders’ Representative engagement agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Equityholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Equityholders’ Representative that the Expense Fund is no longer required to be withheld, the Equityholders’ Representative shall distribute the remaining Expense Fund, if any, to (i) the Paying Agent for distribution to each holder of Common Stock, Preferred Stock, Company Warrants and Company Notes in accordance with such holder’s Percentage Share and (ii) to the Surviving Corporation or a third party designated by Parent to pay holders of Company Options and Company RSUs, as applicable, in accordance with such holder’s Percentage Share.

Section 9.1.3 Actions of the Equityholders’ Representative. From and after the Effective Time, a decision, act, consent or instruction of the Equityholders’ Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder and such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and Parent and the Surviving Corporation shall be entitled to deal exclusively with the Equityholders’ Representative on all matters set forth in Section 9.1.1.1 without any independent investigation and notwithstanding any knowledge of any dispute or disagreement about the Equityholders and may rely upon any decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each Equityholder. Parent and the Surviving Corporation are hereby relieved from any liability to any person for any acts done by Parent or the Surviving Corporation, in accordance with any such decision, act, consent or instruction of the Equityholders’ Representative. The Equityholders’ Representative shall be entitled to: (i) rely upon the Closing Equity Payment Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party. Further, all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholders’ Representative taken in good faith under this Agreement or the Escrow Agreement are waived.

Section 9.2 Fees and Expenses. Except as otherwise provided herein, each Party shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated by this Agreement, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

Section 9.3 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by email or facsimile transmission or on the next Business Day if transmitted by national overnight courier, in each case as follows; provided that with respect to notices delivered to the Equityholders’ Representative, such notices must be delivered solely via email or facsimile transmission:

If to the Company, addressed to it at:

Ellipse Technologies, Inc.

Ellipse Technologies, Inc.

101 Enterprise, Suite 100

Aliso Viejo, CA 92656

Tel: (949) 837-3600

Fax: (949) 837-3664

Email: eroschak@ellipse-tech.com

Attn: Edmund J. Roschak

with a copy to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Tel: (858) 523-5435

Fax: (858) 523-5450

Email: cheston.larson@lw.com

Attention: Cheston J. Larson, Esq.

If to Parent or Merger Sub, addressed to it at:

NuVasive, Inc.

NuVasive, Inc.

7475 Lusk Boulevard

San Diego, CA 92121

Tel: 858-638-5502

Fax: 858-638-6502

Email: nsisitsky@nuvasive.com

Attn: Nathaniel Sisitsky

with a copy to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Tel: (858) 677-1414

Fax: (858) 638-5014

Email: larry.nishnick@dlapiper.com

Attention: Larry W. Nishnick, Esq.

If to Equityholders’ Representative, addressed to it at:

Fortis Advisors LLC

Fax: (858) 408-1843

Email: notices@fortisrep.com

Attn: Notices Department

with a copy to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Tel: (858) 523-5435

Fax: (858) 523-5450

Email: cheston.larson@lw.com

Attention: Cheston J. Larson, Esq.

or to such other address as to any Party as such Party shall designate by like notice to the other Parties.

Section 9.4 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. If a court finds any provision of this Agreement invalid or unenforceable as applied to any circumstance, the court shall then modify the provision to the minimum extent necessary in order to make such provision enforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.6 Entire Agreement. This Agreement (together with the Exhibits, Annexes, the Company Disclosure Schedule, the Certificate of Merger and any other documents or certificates delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof (provided that the provisions of this Agreement shall supersede any conflict provisions of the Confidentiality Agreement).

Section 9.7 Assignment. Except to the Surviving Corporation and, in the case of the Equityholders’ Representative, as the result of the appointment of a successor Equityholders’ Representative in accordance with Section 9.1.1, this Agreement shall not be assigned by operation of law or otherwise and any purported assignment hereof shall be null and void; provided, however¸ Merger Sub may assign any or all of its rights or obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent.

Section 9.8 Parties in Interest. Except as set forth in Article II (after the Effective Time), Section 5.6, Section 5.7, Article VIII and this Article IX (and any related definitional provisions set forth in Annex A), nothing in this Agreement is intended or shall be construed to give any person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 9.9 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any provision of this Agreement

Section 9.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 9.10.1 This Agreement (including any claim or controversy arising out of or relating to this Agreement, whether in contract, tort or otherwise) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

Section 9.10.2 Subject to Section 2.4 and Section 5.9, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any actions arising out of or relating to this Agreement and any transactions contemplated hereby for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action except in such courts, (ii) agrees that any claim in respect of any such action may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action in such courts, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in such courts. Each of the Parties agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 9.10.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.3.

Section 9.11 Disclosure. Except to the extent set forth in this Agreement, the fact that any item of information is disclosed in a disclosure schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Nothing disclosed in any disclosure schedule is intended to or shall be deemed to broaden the scope of any representation or warranty contained in this Agreement.

Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.13 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to any valid termination of this Agreement as provided in Section 7.1, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court identified in Section 9.10.2 and each Party hereby agrees to waive the defense in any such suit that the other Parties have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 9.13 shall be in addition to, and not in lieu of, any other remedies at law or in equity that any of the Parties may elect to pursue.

Section 9.14 Amendment. Prior to the Effective Time, this Agreement may be amended by the Purchaser Parties and the Company by action taken by or on behalf of their respective board of directors or equivalent governing body, as applicable, at any time prior to the Effective Time; provided, however, that, after the Required Shareholder Approval has been obtained, no amendment may be made that, by Law, requires further approval by the Company’s stockholders without obtaining such further approval. No amendment, supplement or change to this Agreement that affects the rights and obligations of the Equityholders’ Representative shall be binding on the Equityholders’ Representative unless executed by the Equityholders’ Representative. From and after the Effective Time, any provision of this Agreement may only be amended in a writing signed by Parent and the Equityholders’ Representative. This Agreement may not be amended except by an instrument in writing signed by the applicable Parties.

Section 9.15 Waiver. At any time prior to the Effective Time, the Purchaser Parties, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after the Required Shareholder Approval has been obtained, there may not be any extension or waiver of this Agreement or any portion thereof, which by Law requires further approval by the Company’s stockholders without obtaining such further approval. No waiver that affects the rights and obligations of the Equityholders’ Representative shall be binding on the Equityholders’ Representative unless executed by the Equityholders’ Representative. From and after the Effective Time, any provision of this Agreement may only be waived in a writing signed by Parent and the Equityholders’ Representative. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.16 Further Assurances. From and after the Closing, each of the Parties shall use their commercially reasonable efforts to deliver or cause to be delivered such additional documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable to make effective the transactions contemplated hereby, to carry out the provisions hereof and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 9.17 Additional Agreement. Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and affiliates that the Company is the client of Latham & Watkins LLP. After the Closing, it is possible that members of Latham & Watkins LLP that have not otherwise represented or been involved with representation of Parent on existing or prior unrelated matters (the “Company Latham & Watkins LLP Representatives”) will represent the Equityholders’ Representative, certain Equityholders and their respective affiliates (individually and collectively, the “Seller Group”) in connection with matters related to the determination of the Closing Balance Sheet and the Conclusive Adjustment Statement. The Purchaser Parties and the Company hereby agree that Latham & Watkins LLP (or any successor) through the Company Latham & Watkins LLP Representatives may represent the Seller Group in the future in connection with such matters and may use confidential information of the Company obtained in connection with its representation of the Company solely in connection with such matters. Each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom and each of such Parties shall cause any affiliate thereof to consent to waive any conflict of interest arising solely from such limited representation. Each of the Parties acknowledges that such consent and waiver is voluntary, has been carefully considered and the Parties have consulted with counsel or been advised they should do so in connection with this waiver and consent.

Section 9.18 Other Definitional Provisions.

Section 9.18.1 When a reference is made in this Agreement to an Article, Section, Annex, Exhibit or Schedule, such reference is to an Article or Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 9.18.2 Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

Section 9.18.3 The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 9.18.4 All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

Section 9.18.5 The terms defined in the singular have comparable meanings when used in the plural, and vice versa.

Section 9.18.6 Words of one gender include the other gender.

Section 9.18.7 Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws.

Section 9.18.8 References to a person are also to its successors and permitted assigns.

Section 9.18.9 If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act will be extended to the next succeeding Business Day.

Section 9.18.10 The term “dollars” and “$” means United States dollars. Where any amounts to be funded or calculated in this Agreement or the amount under any reference any currency other than U.S. Dollars, then such amounts shall be funded or calculated, as applicable, in the equivalent amount of U.S. Dollars using the exchange rate published by The Wall Street Journal on the date that is two (2) Business Days prior to the funding date or the date such calculation is to be made, as applicable

Section 9.18.11 To the extent this Agreement refers to information or documents to be made available, disclosed delivered or provided to the Purchaser Parties, the Company shall be deemed to have satisfied such obligation if, prior to the date of this Agreement, such document (i) is available to Parent in the Data Room or (ii) has been delivered or provided to Parent or any Representative thereof in physical or electronic form, whether by electronic mail, in person, or otherwise.

Section 9.18.12 The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NUVASIVE, INC.

By:	/s/ Gregory T. Lucier
Name: Gregory T. Lucier
Its: Chairman and Chief Executive Officer

MAGNETO ACQUISITION CORPORATION

By:	/s/ Gregory T. Lucier
Name: Gregory T. Lucier
Its: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELLIPSE TECHNOLOGIES, INC.

By:	/s/ Edmuch Roschak
Name: Edmund Roschak
Its: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EQUITYHOLDERS’ REPRESENTATIVE Fortis Advisors LLC, solely in its capacity as Equityholders’ Representative

By:	/s/ Richard Fink
Name: Richard Fink
Its: Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex A

Certain Definitions; Terms Defined Elsewhere; Other Definitional Provisions

A.1 Certain Definitions. For purposes of this Agreement, the term:

“2005 Stock Plan” means the Ellipse Technologies 2005 Stock Plan.

“2015 Incentive Award Plan” means the Ellipse Technologies 2015 Incentive Award Plan.

“Action” means any action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or other governmental investigation.

“Additional Merger Consideration” means any amounts owed to the holders of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs and/or Company Notes, as applicable, pursuant to Section 2.4.

“Adjustment Amount” means an amount which may be positive or negative, if any, equal to (A) the Closing Equity Payment Amount, minus (B) the Closing Equity Payment reflected on the Conclusive Adjustment Statement.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Option Exercise Amount” means the sum of the exercise prices that would be payable upon exercise in full for cash of all Company Options outstanding and unexercised immediately prior to the Effective Time.

“Aggregate Warrant Exercise Amount” means the sum of the exercise prices that would be payable upon exercise in full for cash of all Company Warrants outstanding and unexercised immediately prior to the Effective Time.

“Business Day” means any day other than a day that is not a Saturday, a Sunday or another day on which banks are required or authorized by Law to be closed in San Diego, California.

“Carve-Out Transaction” means any transaction (including a sale of assets, merger, sale of stock or other equity interests) pursuant to which the ownership of all or substantially all of the Company Products and the Intellectual Property Rights therein held by the Surviving Corporation immediately after the Effective Time are sold to or acquired by, directly or indirectly, or pursuant to a license by (other than in the Ordinary Course of Business) a person other than Parent or a subsidiary of Parent, but shall not include a Change of Control transaction.

“Cash” shall mean, as of a given determination date, without duplication, cash and all cash equivalent and marketable securities held by the Company, as determined in accordance with GAAP, including but not limited to certificates of deposit, time deposits, negotiable instruments and the proceeds of receivables already paid as of the close of business on the applicable determination date, plus (a) to the extent not otherwise included as “Cash,” any exercise price paid with respect to a Company Warrant or Company Option in the form of cash, certified check or wire transfer that is received by the Company prior to the Effective Time plus (b) cash collateral of the Company securing any obligations with respect to leases or securing any outstanding and undrawn letters of credit as of the close of business on the applicable determination date, minus (c) the amount necessary to cover any drawn, unpaid checks issued by the Company outstanding as of the close of business on the applicable determination date.

“Certificate” means any (i) certificate that, immediately prior to the Effective Time, evidenced any share of Common Stock or Preferred Stock, (ii) Company Warrant outstanding immediately prior to the Effective Time or (iii) Company Note outstanding immediately prior to the Effective Time.

“Closing Equity Payment” means an amount of cash equal to (i) the Purchase Price, plus (ii) an amount equal to the Cash held by the Company as of immediately prior to the Effective Time, less (iii) an amount equal to the outstanding Indebtedness of the Company as of immediately prior to the Effective Time, plus (iv) the amount, if any, by which the Closing Working Capital exceeds the Working Capital Amount, less (v) the amount, if any, by which the Working Capital Amount exceeds the Closing Working Capital, less (vi) the Transaction Expenses, less (vii) the Indemnity Escrow Fund; less (viii) the Purchase Price Adjustment Escrow Fund.

“Closing Working Capital” means the consolidated Current Assets of the Company, less the consolidated Current Liabilities of the Company, determined as of immediately prior to the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Per Share Amount” means an amount equal to the result of the following calculation:

(A – B) / C

where:

“A” equals the Closing Equity Payment Amount, plus the Aggregate Option Exercise Amount, plus the Aggregate Warrant Exercise Amount;

“B” equals the aggregate Liquidation Value of all (i) outstanding shares of Preferred Stock, (ii) shares of the Company’s Series C Preferred Stock subject to Company Warrants and (iii) shares of the Company’s Series C Preferred Stock into which any and all Company Notes are convertible into upon a “Change of Control” (as defined in the Company Notes), in each case, immediately prior to the Effective Time, if any; and

“C” equals the aggregate number of: (i) shares of Common Stock outstanding immediately prior to the Effective Time; (ii) shares of Common Stock into which any and all shares of Preferred Stock are convertible immediately prior to the Effective Time, (iii) shares of Common Stock into which any and all Company Warrants are exercisable for cash (on an as converted to Common Stock basis) immediately prior to the Effective Time; (iv) shares of Common Stock into which any and all Company Options are exercisable for cash immediately prior to the Effective Time (giving effect to the vesting of all Company Options pursuant to Section 2.7.2); (v) shares of Common Stock subject to all vested Company RSUs immediately prior to the Effective Time; and (vi) shares of Common Stock into which any and all Company Notes are convertible upon a “Change of Control” (as defined in the Company Notes) immediately prior to the Effective Time.

“Company CEO” means Edmund J. Roschak.

“Company Equity Incentive Plans” means collectively the 2005 Stock Plan and the 2015 Incentive Award Plan.

“Company IP Rights” means any and all Intellectual Property Rights used in, or necessary for the conduct of the business of the Company as currently conducted and currently proposed to be conducted; and (b) any and all other Intellectual Property Rights owned, purported to be owned, licensed by and/or held in trust for the Company, including any and all Intellectual Property Rights in existence as of the Effective Date.

“Company Material Adverse Effect” means any change, event, effect, circumstance, state of facts or development that, individually or in the aggregate, (a) is materially adverse to the business, operations, properties, assets, liabilities, condition (financial or otherwise) cash flow or results of operations of the Company or (b) would materially delay, impede or otherwise adversely affect the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) change, event, effect, circumstance, state of facts or development attributable to the announcement or pendency of the Merger and the other transactions contemplated hereby, including any litigation resulting therefrom; (ii) any change, event, effect, circumstance, state of facts or development to the extent that it results from changes generally affecting the United States or the worldwide economy; (iii) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (iv) any hurricane, wildfire, earthquake, flood, or other natural disasters or acts of God; (v) any change, event, state of facts or development arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented; or (vi) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing, except to the extent any such conditions described in clauses (ii) through (iv) above have a disproportionate effect on the Company relative to other persons engaged in the same industry as the Company.

“Company Note Cash-Out Amount” means with respect to each Company Note, an amount in cash equal to the product of (i) the number of shares of the Company’s Series C Preferred Stock that such Company Note is convertible into upon a “Change of Control” (as defined in the Company Notes), multiplied by (ii) the Preferred Stock Per Share Amount for a share of the Company’s Series C Preferred Stock.

“Company Note(s)” means any and all Subordinated Convertible Promissory Notes issued by the Company pursuant to terms of that certain Note Subscription Agreement, dated as of June 17, 2015, by and among the Company and the lenders party thereto.

“Company Option(s)” means any and all options issued by the Company to purchase shares of Common Stock under the Company Equity Incentive Plans.

“Company Option Cash-Out Amount” means with respect to each Company Option, an amount equal to the Common Stock Per Share Amount less the per share exercise price of such Company Option.

“Company-Owned IP” means Company IP Rights that are owned or are purported to be owned by the Company.

“Company Products” shall mean products and services (including clinical and pre-clinical medical devices, systems, Software, components, hardware, accessories and related services) and related documentation (i) currently licensed, sold, distributed, supported, provided and/or otherwise made commercially available by the Company, (ii) licensed, sold, distributed, supported, provided and/or otherwise made commercially available by the Company prior to the Closing Date or (iii) currently being developed or tested and contemplated to be commercially released by or for the Company.

“Company Registered IP” means all United States, international and foreign (a) Patents and equivalents thereof however named and any pending patent applications, (b) registered Trademarks and any applications related to Trademarks, (c) registered Internet domain names, (d) registered Copyrights and applications for Copyright registration and (e) any other Intellectual Property Right that is the subject of a pending application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity, in each case that are Company Owned IP Rights.

“Company RSU(s)” means any and all outstanding restricted stock units providing for the right to receive a share of Common Stock .

“Company RSU Cash-Out Amount” means with respect to each Company RSU, an amount equal to the Common Stock Per Share Amount.

“Company Warrant(s)” means any and all outstanding warrants to acquire shares of Series C Preferred Stock.

“Company Warrant Cash-Out Amount” means with respect to each Company Warrant, an amount in cash equal to the product of (i) the number of shares of the Company’s Series C Preferred Stock subject to such Company Warrant, multiplied by (ii) the Preferred Stock Per Share Amount for a share of the Company’s Series C Preferred Stock less the exercise price per share of Series C Preferred Stock under such Company Warrant as of immediately prior to the Effective Time.

“Confidentiality Agreement” means that certain letter agreement, dated as of December 7, 2015, between Parent and the Company.

“Contracts” means all oral or written agreements, contracts, leases, deeds, mortgages, purchase and sale orders, arrangements, commitments, promises, undertakings, understandings, instruments and licenses to which the Company is a party or is otherwise bound.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

“Credit Facilities” means the Revolving Credit Facility and the Term Loan Facility.

“Credit Facilities Agents” means the Revolving Credit Agent and the Term Loan Agent.

“Credit Facilities Payoff Amount” means the aggregate dollar payoff amount of (a) the debt existing and outstanding on the Closing Date and owed by the Company under the Credit Facilities and (b) any and all payments, penalties and costs required to be paid by the Company under the Credit Facilities or any ancillary agreement related thereto in connection with the payoff and early termination of the Credit Facilities.

“Current Assets” means accounts receivable (less allowances for doubtful accounts), inventory (less reserves for obsolete or excess inventory), notes receivable, deposits and prepaid expenses, but excluding Cash, prepaid income and/or corporation taxes, deferred tax assets, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuation and estimation methodologies) that were used in the preparation of the Working Capital Amount set forth on Annex D.

“Current Liabilities” means accounts payable and accrued expenses, customer prepayments, other current liabilities and deferred revenue, but excluding Indebtedness, Transaction Expenses payable, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures (with consistent classifications, judgments and valuation and estimation methodologies) that were used in the preparation of the Working Capital Amount set forth on Annex D. For purposes of clarity, “Current Liabilities” shall (regardless of whether they would be treated as a current liability under GAAP) include, without duplication, (i) all Taxes for all taxable periods ending on or before the Closing Date, the Equityholders’ share (i.e. fifty percent (50%)) of the Transfer Taxes described in Section 5.8.6 and any other liabilities of the Company for taxes as of the Closing (including, for clarity, payroll taxes or other Taxes arising in connection with any payments made with respect to the Company Options and Company RSUs or the payment of any transaction bonuses by the Company as a result of the Merger (which, for the avoidance of doubt, shall not include payroll taxes or other Taxes arising in connection with the payment of the Retention Holdback Amount to the CEO), whether or not such liabilities for Taxes would be then due and payable and (ii) all liabilities for vacation or paid time off accrued and unpaid by the Company’s employees as of the Closing.

“Damages” means all Losses, liabilities, damages, penalties, fines, costs, Taxes or expenses including interest expense (including pre-judgment interest), costs of investigation and defense and reasonable fees and expenses of attorneys, experts and other professionals, including in connection with investigating pursuant to Article VIII, but excluding any exemplary and punitive damages (except to the extent that such damages are awarded in connection with a Third Party Claim).

“Data Room” means the electronic datasite operated by R.R. Donnelley on behalf of the Company.

“Environmental Laws” means all federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment, endangered or threatened species, natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permits, approvals, licenses, registrations, certifications, exemptions or other authorizations required under any applicable Environmental Law.

“Equity Exchange Ratio” means the quotient obtained by dividing (A) the Common Stock Per Share Amount by (B) the Parent Stock Price

“Equity Interests” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefore.

“Equityholders” means the holders of Common Stock, Preferred Stock, Company Warrants, Company Options, Company RSUs and/or Company Notes.

“Equityholders’ Representative Confidentiality Agreement” shall mean that certain Confidentiality Agreement, entered into as of December 18, 2015, between the Company and the Equityholders’ Representative.

“Escrow Agent” means Wilmington Trust, N.A.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration and any successor thereto.

“FDA Laws” means all applicable statutes, rules and regulations administered or issued by FDA or any comparable Governmental Entity.

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.

“Fully-Diluted Basis” means assuming the net exercise of all Company Warrants, Company Options and Company RSUs outstanding and exercisable and the conversion of all Company Notes outstanding as of immediately prior to the Effective Time or that become exercisable or convertible as a result of the Merger and the conversion into shares of Common Stock of any shares of Company Preferred Stock, including shares of Company Preferred Stock issuable upon the exercise of Company Warrants or conversion of Company Notes.

“GAAP” means generally accepted accounting principles as applied in the United States from time to time.

“Governmental Entity” means any international, domestic or foreign governmental, administrative, judicial, regulatory or arbitral authority, whether at the local, state/provincial, national, or supranational level.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (a) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (b) any other chemical, material or other substance defined or regulated as “toxic” or “hazardous” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to the Company, (i) all indebtedness for borrowed money or the advancement of funds, (ii) any other indebtedness owed by the Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by the Company, (iii) all indebtedness for the deferred purchase price of property or services with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise (but shall not include any trade accounts payable arising and paid on a timely basis and in the Ordinary Course of Business), (iv) all capitalized lease obligations, synthetic lease obligations and sale leaseback obligations, whether secured or unsecured, (v) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions, (vi) all obligations to reimburse any bank or other person in respect of notes, bonds, letters of credit, banker’s acceptance or similar instrument, (vii) all interest, premium and prepayment penalties due and payable in respect of any of the foregoing and (viii) all indebtedness described in the foregoing clauses (i) through (viii) of any other person guaranteed by the Company.

“Indemnity Escrow Agreement” means the escrow agreement entered into by and among Parent, the Equityholders’ Representative and the Escrow Agent, substantially in the form attached as Exhibit D hereto.

“Indemnity Escrow Account” means the escrow account established pursuant to the Indemnity Escrow Agreement.

“Indemnity Escrow Fund” equals Thirty-Eight Million Dollars ($38,000,000) million.

“Independent Accounting Firm” means either RSM US LLP (formerly known as “McGladrey”), Grant Thornton LLP, Moss Adams LLP or BDO USA, LLP as mutually selected by the Equityholders’ Representative and Parent or such other independent accounting firm of national reputation as may be mutually acceptable to the Equityholders’ Representative and Parent. If the Equityholders’ Representative and Parent fail to agree on an Independent Accounting Firm within fifteen (15) days of a dispute to be resolved by the Independent Accounting Firm under Section 2.4 and Section 5.9, then, on the request of either Party, the American Arbitration Association shall appoint a partner in an independent, nationally recognized, accounting firm to serve as the Independent Accounting Firm.

“Intellectual Property Rights” means, collectively, all United States and foreign intellectual property rights and proprietary rights, including all (i) patents and patent applications (including all letters patent, design patents, utility patents, provisional applications, reissues, divisions, continuations, continuations-in-part, renewals, revivals, substitutes, patent disclosures and extensions of any patent or patent application), utility models, community designs and applications therefor, industrial designs and applications for registration of industrial designs and any patent or application that contains a claim which is enabled (as that term is used in 35 U.S.C. § 112) by any of the foregoing, and all rights to file any of the foregoing (“Patents”); (ii) all trade secrets, know-how and confidential or other proprietary information, for which reasonable steps are taken to maintain the confidentiality thereof, whether tangible or intangible relating to technical, financial or business matters, whether patentable or unpatentable, including inventions, technologies in development, ideas, improvements, know-how, methods, programs, prototypes, systems, techniques, discoveries, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, Technology, processes, specifications, algorithms, models, methodologies, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications and similar materials recording or evidencing expertise or information, including those related to products or processes under development (“Trade Secrets”); (iii) computer programs and other computer software (whether in source code, object code, or other form), databases, plugins, libraries, APIs, interfaces, algorithms, compilations and data, technology supporting the foregoing and all instructions and documentation, including user manuals and training materials, related to any of the foregoing (“Software”); (iv) rights of publicity and personal information; (v) all common law and registered trademarks, service marks, trade names, corporate names, logos, slogans, and trade dress, internet domain names and uniform resource locators (URLs), business names and trade names, trademark registrations and applications and all goodwill symbolized by or associated with any of the foregoing (“Trademarks”); (vi) works of authorship protectable under the copyright Laws of any country (registered and unregistered), including copyrights in Software and the rights to use, reproduce, display, perform, modify, enhance, distribute and prepare derivative works of all works of authorship (“Copyrights”); (vii) “maskworks” (as defined under 17 U.S.C. § 910); (viii) all other intellectual property of any nature recognized in any jurisdiction; (ix) all applications and registrations for any of the foregoing; and (x) all rights in any of the foregoing, including all rights and remedies against, including the right to collect, past, present and future infringement, dilution, misappropriation or other violation thereof.

“Investors’ Rights Agreement” means the Third Amended and Restated Investors’ Rights Agreement of Ellipse Technologies, Inc., dated June 20, 2011, among the Company and the stockholders listed on the schedules thereto.

“IRS” means the United States Internal Revenue Service.

“Knowledge” will be deemed to be present with respect to the Company, when the matter in question was actually known to any individual listed on Annex E hereto; provided, further, that the Company shall be deemed to have actual “Knowledge” of a fact or matter if in exercising reasonable care an such individual would be expected to discover or become aware of that fact or matter in the course of carrying out his duties and responsibilities on behalf of the Company.

“Law” means any international, foreign or domestic law (including common law), treaty, statute, code, ordinance, rule, promulgation, directive, regulation, decision, executive order, resolution, standard, injunction, judgment, writ, stipulation, ruling, determination, award, injunction, decree or order.

“Liabilities” means any direct or indirect Indebtedness, liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, incurred, absolute, contingent or otherwise.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, license or encumbrance of any kind, in respect of such asset. The Company shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Liquidation Value” means the “Series C Liquidation Preference” (as defined in the Company Certificate), “Series B Liquidation Preference” (as defined in the Company Certificate), “Series B-1 Liquidation Preference” (as defined in the Company Certificate), “Series A-1 Liquidation Preference” (as defined in the Company Certificate) or the “Series A-2 Liquidation Preference” (as defined in the Company Certificate), as applicable.

“Losses” means, with respect to any person, any demand, claim, Action, cause of Action, cost, damage, deficiency, penalty, fine or other loss or expense, including all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any Action, demand or claim, including any amounts paid in settlement thereof, against or affecting such person.

“MAGEC” means the Company’s system of using magnet technology to remotely control and non-invasively change the size, shape, position or alignment of medical implants through a mechanical torque-increasing gearing system.

“Merger Consideration” means, collectively, the Common Stock Per Share Amount or applicable Preferred Stock Per Share Amount, as applicable, the Additional Merger Consideration, if any, and the Net Revenue Earnout Payment, if any.

“Open Source Materials” means any Software (in source or object code form) that (i) is subject to a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, any other public source code license arrangement) or any Software made available under or licensed under any license approved by the Open Source Initiative (www.opensource.org), (ii) is subject to any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software combined, linked or distributed with such Software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, (D) redistributable at no charge, or (E) restrict a person’s ability to place restrictions on the Software, or (iii) is not subject to any license or other agreement but is made available free of charge (including any code or library posted on a message board).

“Option Holdback Amount” means the Option Retention Holdback Amount set forth on the Closing Equity Payment Allocation Schedule, which amount shall be payable pursuant to the Vesting Agreement.

“Ordinary Course of Business” means an action taken by a person if (i) such action is consistent with the past practices of such person (or persons performing similar functions) and is taken in the ordinary course of the normal day-to-day operations of such person, and/or (ii) such action is similar in nature to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in a similar line of business.

“Parent Change of Control” means (A) a sale or other disposition of all or substantially all of the assets of Parent and its subsidiaries on a consolidated basis (other than to Parent or any subsidiary (direct or indirect) of Parent), (B) a merger or consolidation in which Parent is not the surviving entity and in which the stockholders of Parent immediately prior to such consolidation or merger own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, and (C) a reverse merger in which Parent is the surviving entity but the shares of Parent’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, and in which the stockholders of Parent immediately prior to such reverse merger own less than fifty percent (50%) of Parent’s voting power immediately after the transaction.

“Parent Material Adverse Effect” means any change, event, state of facts or development that would otherwise prevent or materially delay beyond the Outside Date the consummation of the Merger or transactions contemplated herein.

“Parent Permits” means all authorizations, licenses, permits, certificates, approvals, clearances, exemptions, easements, variances, franchises, consents, registrations, orders and other grants of rights of any Governmental Entity (including, without limitation, all those that may be required by the FDA or any other Governmental Entity engaged in the regulation of Parent’s products) necessary for Parent or Merger Sub to own, lease and operate their respective properties or to carry on their respective business substantially as it is currently being conducted.

“Parent Stock Price” means the average of the closing sale prices of Parent common stock as quoted on the NASDAQ Global Select Market for the ten consecutive trading days ending with the trading day that is three trading days prior to the Closing Date.

“Paying Agent” means Wilmington Trust, N.A.

“Paying Agent Agreement” means the paying agent agreement entered into by and among Parent, the Company, the Equityholders’ Representative and the Paying Agent, substantially in the form attached as Exhibit E hereto.

“Percentage Share” means with respect to an Equityholder’s shares of Common Stock, shares of Preferred Stock, Company Warrants, Company Options, Company RSUs or Company Notes, the quotient of (x) divided by (y), where (x) means (i) the number of shares of Common Stock held by such Equityholder, (ii) the number shares of Common Stock into which such shares of Preferred Stock may be converted, (iii) the number of shares of Common Stock issuable upon exercise of such Company Warrants on a net exercise basis, (iv) the number of shares of Common Stock issuable upon exercise of such Company Options on a net exercise basis; (v) the number of shares of Common Stock issuable upon vesting of such Company RSUs or (vi) the number of shares of the Company’s Series C Preferred Stock that such Company Note is convertible into upon a “Change of Control” (as defined in the Company Notes), in each case as of immediately prior to the Effective Time, and (y) means the total number of shares of Common Stock outstanding as of immediately prior to the Effective Time determined on a Fully-Diluted Basis.

“Permitted Liens” means (i) Taxes, assessments and other governmental fees or other charges not yet due and payable or being disputed in good faith and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or which are being disputed in good faith or which appropriate reserves have been established in accordance with GAAP; (iii) zoning, entitlement, building and other land use and similar laws or regulations imposed by any Governmental Entity having jurisdiction over a parcel which are not violated by, and which do not, individually or in the aggregate, materially impair the current or reasonably contemplated use and operation thereof; (iv) easements, covenants, conditions, restrictions and other similar matters of record which would not, individually or in the aggregate, materially impair the use or occupancy of any parcel subject to a Company Real Property Leases or any Company Real Property; (v) statutory landlord Liens and other Liens of lessors under the Company Real Property Leases; (vi) Liens of the Credit Facilities Agents under the Credit Facilities; (vii) Liens arising in the Ordinary Course of Business under workmen’s compensation, unemployment insurance, social security, retirement laws and other similar Laws; and (viii) Liens to be released on or before the Closing Date.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity, group or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock Per Share Amount” means, for each series of the Company’s Preferred Stock, an amount per share equal to the sum of (i) the Liquidation Value for such series of Preferred Stock, plus (ii) the Common Stock Per Share Amount.

“Purchase Price” means $380,000,000.

“Purchase Price Adjustment Escrow Account” means the Adjustment Amount escrow account established pursuant to the Indemnity Escrow Agreement.

“Purchase Price Adjustment Escrow Amount” means One Million Dollars ($1,000,000).

“Registrations” means authorizations, approvals, clearances, licenses, permits, establishment registrations and product listings, certificates or exemptions issued by any Governmental Entity (including 510(k) clearances, pre-market approvals, investigational device exemptions, manufacturing facility registrations and authorizations, CE marks, reimbursement approvals or prior authorizations, pricing determination approvals, or their foreign equivalents) held by the Company, whether related to a product, company, or facility, that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the Company Products.

“Representative(s)” means a person’s trustees, directors, officers, employees, accountants, consultants, legal counsel, advisors, agents, affiliates and other representatives.

“Retention Holdback Amount” means the sum of the Option Retention Holdback Amount and the RSU Retention Holdback Amount.

“Revolving Credit Facility” means that certain Credit and Security Agreement, dated as of June 12, 2015, among the Company, the guarantors from time to time party thereto, MidCap Financial Trust, as agent (the “Revolving Credit Agent”), and as a lender and the other lenders party thereto.

“RSU Retention Holdback Amount” means the RSU Retention Holdback Amount set forth on the Closing Equity Payment Allocation Schedule, which amount shall be payable pursuant to the Vesting Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shrink-Wrap License” mean a generally and commercially available non-exclusive license, having standardized terms delivered on media, through online click through assent or through an install shield, granting end users the right to use for a cost of not more than $15,000, for a fully-paid up license for a single user or work station (or $75,000 in the aggregate for all users and work stations).

“subsidiary” or “subsidiaries” of Parent, the Company, the Surviving Corporation or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests; the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

“Tax Return” means any report, return, claim for refund, election, estimated tax filing, information return, disclosure, statement, declaration or other document supplied or required to be supplied to any domestic or foreign Taxing authority or other Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment to the foregoing, and any sales and use and resale certificates.

“Tax” or “Taxes” means any and all income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, conveyance, documentary, recording, medical device excise, real property gains, registration, ad valorem, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, profits, gains, net worth, hospital, health, insurance, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security (or similar), employment, unemployment, disability, workers’ compensation, payroll, license, service, escheat, unclaimed property, employee or other withholding, or other tax, of any kind whatsoever and however denominated, or similar customs duty, assessment or governmental charge, including any interest, penalties, fees, charges, assessments or additions to tax or additional amounts in respect of the foregoing, whether disputed or not.

“Technical Failure” means an independent determination that any of the Company Earnout Products present material and serious safety risks, demonstrate an unacceptable level of efficacy such that, in each case, successful development of such Company Earnout Products or successful commercialization of such Company Earnout Products is not reasonably likely, or decisions or determinations by, or correspondence from, a Governmental Entity regarding such Company Earnout Products have rendered marketing approval or clearance from the FDA for such Company Earnout Products not reasonably likely or would likely cause material additional expense or delays in obtaining marketing approval or clearance or make substantially more likely a marketing approval or clearance with significant use limitations in the approved label such that successful, cost-effective and/or timely development of such Company Earnout Products or the successful commercialization of such Company Earnout Products is not reasonably likely.

“Technology” means all designs, prototypes, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Term Loan Facility” means that certain Credit and Security Agreement, dated as of June 12, 2015, among the Company, the guarantors from time to time party thereto, MidCap Financial Trust, as agent (the “Term Loan Agent”), and as a lender and the other lenders party thereto.

“Transaction Expenses” means all (i) costs, fees and expenses of third parties, including any fees payable to the Equityholders’ Representative, incurred by the Company related to the transactions contemplated by this Agreement, including the premiums for the directors and officers liability insurance contemplated by Section 5.6, respectively, all costs, fees and expenses of the Paying Agent, fifty percent (50%) of the costs, fees and expenses of the Escrow Agent and (ii) all bonus, change-of-control, severance or other similar payment obligations of the Company that arise as a result of the consummation of the Merger, other than those identified on Schedule A and any amounts payable to brokers, financial advisors, accountants or legal advisors, in each case that remain unpaid as of the Closing.

“Working Capital Amount” means Seven Million Nine Hundred Ninety-One Thousand Seven Hundred Fifty Three Dollars ($7,991,753), as set forth on Annex D.

A.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquiror”	Section 2.8.7

“Acquisition Proposal”	Section 5.9.1

“Acquisition Transaction”	Section 5.9.1

“Adjustment Statement”	Section 2.4.1

“Advisory Group”	Section 9.1.2

“Aggregate Distribution Amount”	Section 8.7.5

“Aggregate Escrow Balance”	Section 8.7.5

“Aggregate Pending Claim Amount”	Section 8.7.5

“Agreement”	Preamble

“Audited Financials”	Section 3.7.1

“Certificate of Merger”	Section 1.3

“Claimed Amount”	Section 8.7.1

“Closing”	Section 1.2

“Closing Balance Sheet”	Section 2.4.3.3

“Closing Date”	Section 1.2

“Closing Equity Payment Allocation Schedule”	Section 2.3.2

“Closing Equity Payment Amount”	Section 2.3.2

“Closing Payments”	Section 2.2.1

“Closing Statement”	Section 2.3.2

“Commercially Reasonable Efforts”	Section 2.8.5

“Co Software”	Section 3.14.11

“Common Stock”	Section 3.3.1

“Company”	Preamble

“Company Benefit Plan”	Section 3.9.1

“Company Board”	Recitals

“Company By-laws”	Section 3.2

“Company Certificate”	Section 3.2

“Company Disclosure Schedule”	Article III

“Company Earnout Products	Section 2.8.2

“Company Employees”	Section 5.5.1

“Company Exclusively Licensed IP Rights”	Section 3.14.1

“Company Financial Statements”	Section 3.7.1

“Company Latham & Watkins LLP Representatives”	Section 9.17

“Company Licensed IP Rights”	Section 3.14.1

“Company Permits”	Section 3.6

“Company Real Property”	Section 3.17.1

“Company Real Property Lease”	Section 3.17.1

“Company Software Products”	Section 3.14.10

“Conclusive Adjustment Statement”	Section 2.4.3.3

“Consents”	Section 3.5.1

“Contested Amount”	Section 8.7.2

“Deductible”	Section 8.3.2

“DGCL”	Recitals

“Dissenting Shareholder”	Section 2.11

“Dissenting Shares”	Section 2.11

“Draft Closing Balance Sheet”	Section 2.4.1

“Draft Net Revenue Report”	Section 2.8.3(i)

“Effective Time”	Section 1.3

“Equityholders’ Representative”	Preamble

“Equityholders’ Representative Group”	Section 9.1.2

“Equityholders’ Representative Losses”	Section 9.1.2

“Equityholders’ Representative’s Net Revenue Response”	Section 2.8.3(ii)

“Equityholders’ Representative’s Report”	Section 2.4.2

“ERISA”	Section 3.9.1

“Estimated Closing Balance Sheet”	Section 2.3.1

“Exchange Fund”	Section 2.2.1.4

“Expense Fund”	Section 9.1.2.1

“Expense Fund Amount”	Section 9.1.2.1

“Expiration Date”	Section 8.1

“FCPA”	Section 3.27

“Final Net Revenue Report”	Section 2.8.3(v)

“Form Assignment Agreements”	Section 3.24

“Form S-1”	Section 5.15

“Fundamental Representations”	Section 8.1

“Indemnification Claim”	Section 8.7.1

“Interim Balance Sheet”	Section 3.7.1

“International Trade Law”	Section 3.30

“Inventory”	Section 3.29

“Key Employees”	Recitals

“Letter of Transmittal”	Section 2.2.3.1

“Listed Contracts”	Section 3.11.1

“Listed Customers”	Section 3.26.2

“Listed Suppliers”	Section 3.26.1

“Merger”	Recitals

“MiCardia”	Section 3.14.14

“MiCardia Agreement”	Section 3.14.14

“Merger Sub”	Preamble

“Net Revenue”	Section 2.8.2

“Net Revenue Earnout”	Section 2.8.1

“Net Revenue Earnout Amount”	Section 2.8.2

“Net Revenue Earnout Payment”	Section 2.8.1

“Net Revenue Earnout Period”	Section 2.8.2(ii)

“Net Revenue Target”	Section 2.8.2

“Notice of Indemnification Claim”	Section 8.7.1

“Offer Letter”	Recitals

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Benefit Plans”	Section 5.5.2

“Parent Indemnitees”	Section 8.2

“Party”	Preamble

“Paying Agent”	Section 2.2.2

“Permitted Disposition”	Section 2.8.9

“Phase 1 Environmental Report”	Section 5.14

“PIIA”	Recitals

“Post-Closing Net Revenue Earnout Period”	Section 2.8.2(ii)

“Pre-Closing Net Revenue Certificate”	Section 2.8.3(i)

“Pre-Closing Net Revenue Earnout Period”	Section 2.8.2(ii)

“Preliminary Estimated Closing Balance Sheet”	Section 2.3.1

“Preferred Stock”	Section 3.3.1

“Public Official”	Section 3.27

“Purchaser Parties”	Preamble

“Related Party”	Section 3.19

“Required Shareholder Approval”	Section 3.22

“Response Notice”	Section 8.7.2

“SEC”	Section 5.15

“Section 2.8 Obligations”	Section 2.8.7

“Seller Group”	Section 9.17

“Shareholder Agreement”	Recitals

“Straddle Period”	Section 5.9.2

“Surviving Corporation”	Section 1.1

“Surviving Corporation Certificate”	Section 1.5

“Surviving Corporation By-Laws”	Section 1.5

“Third-Party Claim”	Section 8.4.1

“Trademark Fundamental Representations”	Section 8.3.1

“Transaction Expenses Statement”	Section 2.3.3

“Transfer Taxes”	Section 5.8.6

“Unaudited Financial Statements”	Section 3.7.1

“Unresolved Escrow Claim”	Section 8.7.5

“Unresolved Items”	Section 2.4.3.2

“Vesting Agreement”	Recitals

“Viruses”	Section 3.14.10

“Voting Debt”	Section 3.3.2

Annex B

List of Shareholders for Shareholder Agreements

1.	HBM Healthcare Investments (Cayman) Ltd.
2.	HBM-MedFocus, LLC
3.	Courtney Henson Trust I
4.	Michael R. Henson
5.	The Henson Family Trust, dated 1/7/87
7.	JAIC-Henson MedFocus Accelerator Fund, LLC
8.	JAIC-Henson MedFocus Fund, LLC
9.	JAIC-Henson MedFocus Fund II, LLC
10.	Lambda Investors, LLC
11.	Nicholas J. Lembo
12.	Susan Zachary Lembo
13.	National Financial Services LLC CUST FBO Nicholas J. Lembo IRA Rollover
14.	Edmund Roschak
15.	Wex-Med LLC
16.	Starbow Partners, LLC
17.	WHI Morula Fund, LLC
18.	Francis Shammo

B-1

Annex C

Initial Directors and Officers of Surviving Corporation

Sole Director

Jason Hanson

Officers

Gregory T. Lucier	Chief Executive Officer
Quentin S. Blackford	Chief Financial Officer & Treasurer
Jason D. Hanson	Secretary

C-1

Annex D

Working Capital Amount

See attached.

D-1

Annex E

Knowledge Parties

Edmund J. Roschak

Robert Krist

Michael D. Moeller

John McIntryre

Todd Koning

Jeff Rydin

Neal Beals

E-1

Annex F

Form of Draft Net Revenue Report

CONFIDENTIAL AND PROPRIETARY INFORMATION

FROM:	NuVasive, Inc.
TO:	Fortis Advisors LLC, as Equityholders’ Representative
e-mail: notices@fortisrep.com
Telephone No.: (858) 227-9210
DATE:	[ , 2017]
RE:	Draft Net Revenue Report

This Draft Net Revenue Report is provided to the Equityholders’ Representative pursuant to that certain Agreement and Plan of Merger, dated as of dated as of January 4, 2016 (this “Agreement”), is by and among Magneto Acquisition Corporation, a Delaware corporation (the “Company”), NuVasive, Inc., a Delaware corporation (“Parent”), Ellipse Technologies, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Purchaser Parties”) and Fortis Advisors LLC (“Equityholders’ Representative”), a Delaware limited liability company (solely in its capacity as the Equityholders’ Representative pursuant to the terms of this Agreement) (“Merger Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Merger Agreement.

Net Revenue. Consistent with Section 2.8 of the Merger Agreement, the following information is provided for the period from January 1, 2016 through December 31, 2016 (the “Net Revenue Earnout Period”):

•	Net Revenues for the Net Revenue Earnout Period: U.S.$

Fiscal Quarter (FY 2016)	Net Revenue By Fiscal Quarter (USD)
1st Quarter	$
2nd Quarter	$
3rd Quarter	$
4th Quarter	$
Total	$

Net Revenue has been calculated in accordance with Section 2.8 of the Merger Agreement.

Net Revenue Payment. Accordingly, [the Net Revenue Target has not been achieved and no payment of the Net Revenue Amount is owed by Parent] [or] [the Net Revenue Target has been achieved and payment to the Equityholders of the Net Revenue Amount is due by Parent], subject to the parties’ agreement on a Final Net Revenue Report in accordance with the Merger Agreement.

[INCLUDE IF OUTSTANDING CLAIM EXCEEDING THE ESCROW FUND: As set forth in Section 8.3.1, with respect to any Claim for breach of a Fundamental Representation and Trademark Fundamental Representation in excess of the amounts then remaining in the Escrow Fund, Parent may recoup any Damages from the Indemnitor as an offset against any future amounts that would otherwise be payable to such Indemnitor out of the Net Revenue Amount, subject to any objection by the Equityholders’ Representatives pursuant to Section 8.7 of the Merger Agreement. [DESCRIBE CLAIM AND AMOUNT OF OFFSET]].

***

Please contact Sean Freeman at (858) 909-1954 with any questions concerning the foregoing, and, in any event, we ask that you respond in writing within 30 days of delivery of this Draft Net Revenue Report to indicate your agreement with the foregoing or state specific itemized objections pursuant to Section 2.8.3(ii) of the Merger

F-1

Agreement. Failure to respond within such period shall automatically and irrevocably be your acceptance of this Draft Net Revenue Report and its contents and acceptance as the “Final Net Revenue Report” pursuant to the terms of the Merger Agreement and shall have full weight and accord of a res judicata decision (final judgment without any possible way of recourse or appeal). Any objection to a Draft Net Revenue Report that could have been, but was not, raised as an objection prior to such Draft Net Revenue Report becoming a Final Net Revenue Report is expressly waived.

F-2

Annex G

Company Revenue Recognition Policy

See attached.